CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS AGREEMENT BECAUSE IT IS NOT MATERIAL AND WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.
Exhibit 10.9

THIRD AMENDED AND RESTATED
MASTER SUPPLY AND OFFTAKE AGREEMENT
dated as of April 7, 2020
among
J. ARON & COMPANY LLC,
LION OIL COMPANY
and
LION OIL TRADING & TRANSPORTATION, LLC

TABLE OF CONTENTS
Page

ARTICLE 1 DEFINITIONS AND CONSTRUCTION 2
ARTICLE 2 CONDITIONS PRECEDENT 27
ARTICLE 3 TERM OF AGREEMENT 30
ARTICLE 4 COMMENCEMENT DATE TRANSFER 31
ARTICLE 5 PURCHASE AND SALE OF CRUDE OIL 31
ARTICLE 6 PURCHASE VALUE FOR CRUDE OIL 40
ARTICLE 7 TARGET INVENTORY LEVELS AND WORKING CAPITAL ADJUSTMENT 43
ARTICLE 8 PURCHASE AND DELIVERY OF PRODUCTS 47
ARTICLE 9 ANCILLARY COSTS; MONTH END INVENTORY; CERTAIN DISPOSITIONS; TANK MAINTENANCE; CERTAIN OTHER MATTERS 49
ARTICLE 10 PAYMENT PROVISIONS 55
ARTICLE 11 LIEN AMOUNTS 61
ARTICLE 12 INDEPENDENT INSPECTORS; STANDARDS OF MEASUREMENT 64
ARTICLE 13 FINANCIAL INFORMATION; CREDIT SUPPORT; AND ADEQUATE ASSURANCES 65
ARTICLE 14 REFINERY TURNAROUND, MAINTENANCE AND CLOSURE 69
ARTICLE 15 TAXES 72
ARTICLE 16 INSURANCE 73
ARTICLE 17 FORCE MAJEURE 74
ARTICLE 18 REPRESENTATIONS, WARRANTIES AND COVENANTS 76
ARTICLE 19 DEFAULT AND TERMINATION 84
ARTICLE 20 SETTLEMENT AT TERMINATION 90
ARTICLE 21 INDEMNIFICATION 95
ARTICLE 22 LIMITATION ON DAMAGES 96
ARTICLE 23 RECORDS AND INSPECTION 97
ARTICLE 24 CONFIDENTIALITY 97
ARTICLE 25 GOVERNING LAW 98
ARTICLE 26 ASSIGNMENT 99
ARTICLE 27 NOTICES 99
ARTICLE 28 NO WAIVER, CUMULATIVE REMEDIES 99
ARTICLE 29 NATURE OF THE TRANSACTION AND RELATIONSHIP OF PARTIES 100
ARTICLE 30 MISCELLANEOUS 100

-i-

Schedules

Schedule	Description
Schedule A	Products and Product Specifications
Schedule B	Pricing Values
Schedule C	Monthly True-Up Amounts
Schedule D	Operational Volume Range
Schedule E	Tank List
Schedule F	[Reserved]
Schedule G	Invoice Schedule
Schedule H	Form of Inventory Reports
Schedule I	Initial Inventory Targets
Schedule J	Scheduling and Communications Protocol
Schedule K	Monthly Excluded Transaction Fee Determination
Schedule L	Monthly Working Capital Adjustment
Schedule M	Notices
Schedule N	FIFO Balance Final Settlements
Schedule O	MTD Performance Report
Schedule P	Included Products
Schedule Q	Form of Trade Sheet
Schedule R	Form of Step-Out Inventory Sales Agreement
Schedule S	Shipping Dock Report
Schedule T	Form of Excluded Transaction Trade Sheet
Schedule U	Available Storage and Transportation Arrangements
Schedule V	Aron Crude Receipts Pipelines
Schedule W	Product Pipeline Systems/Included Terminals

-ii-

Schedule	Description
Schedule X	Marketing and Sales Agreement
Schedule Y	LOTT Inventory Sales Agreement
Schedule Z	Lion Oil Inventory Sales Agreement
Schedule AA	Storage Facilities Agreement
Schedule BB	Holdback Schedule
Schedule CC	Excess LC Amount and Excess LC Rate
Schedule DD	Existing Financing Agreements
Schedule EE	Form of Letter of Credit
Schedule FF Schedule GG Schedule HH	Illustration of Calculation of Interim Payments Periodic Price Adjustments Transition Adjustment Period Provisions
Schedule II	[Reserved]
Schedule JJ	Form of Bailee’s Letter
Schedule KK	Red Zone Confirmation

-iii-

THIRD AMENDED AND RESTATED
MASTER SUPPLY AND OFFTAKE AGREEMENT
This Third Amended and Restated Master Supply and Offtake Agreement (this “Agreement”) is made as of April 7, 2020 (the “Third Restatement Effective Date”), among J. Aron & Company LLC (“Aron”), a limited liability company organized under the laws of New York (formerly known as J. Aron & Company, a general partnership organized under the laws of New York) and located at 200 West Street, New York, New York 10282-2198, Lion Oil Company (the “Company”), a corporation organized under the laws of Arkansas located at 7102 Commerce Way, Brentwood, Tennessee 37027, and Lion Oil Trading & Transportation, LLC (“LOTT”), a limited liability company organized under the laws of Texas (formerly known as Lion Oil Trading & Transportation, Inc., a corporation organized under the laws of Arkansas) and located at 7102 Commerce Way, Brentwood, Tennessee 37027 (each referred to individually as a “Party” or collectively as the “Parties”).
WHEREAS, the Company owns and operates a crude oil refinery located in El Dorado, Arkansas (the “Refinery”) for the processing and refining of crude oil and other feedstocks and the recovery therefrom of refined products;
WHEREAS, LOTT is in the business of buying, selling and transporting of crude oil and other petroleum feedstocks in connection with the processing and refining operations of the Company;
WHEREAS, the Company, LOTT and Aron entered into a Master Supply and Offtake Agreement, dated as of April 29, 2011, providing for a supply and offtake transaction under which Aron delivers crude oil and other petroleum feedstocks to the Company for use at the Refinery and purchases all refined products produced by the Refinery (other than certain excluded products) and the Company purchases such crude oil and other petroleum feedstocks from Aron for use at the Refinery and sells and delivers to Aron such refined products (such agreement, as from time to time amended prior to the date hereof, the “Original Agreement”);
WHEREAS, the Company and LOTT sold certain pipeline and storage assets on November 7, 2012 to Delek Logistics Partners, LP and its subsidiaries (individually and collectively, “Delek MLP”), and entered into agreements for the use of these assets with the Company and LOTT and, from time to time thereafter, has transferred and may transfer additional assets to Delek MLP while retaining certain right to use such assets, and in connection with the foregoing the Parties have executed and will execute, as appropriate, Required Storage and Transportation Arrangements (as defined below) that also constitute Required MLP Arrangements (as defined below);
WHEREAS, the Parties amended and restated in its entirety the Original Agreement by entering into an Amended and Restated Master Supply and Offtake Agreement, dated as of December 23, 2013 (the “First Restated Agreement”);
WHEREAS, the Parties amended and restated in its entirety the First Restated Agreement by entering into a Second Amended and Restated Master Supply and Offtake Agreement, dated as of February 27, 2017 (the “Second Restated Agreement”);

WHEREAS, the Company and Aron wish to amend and restate in its entirety the Second Restated Agreement as hereinafter provided;
WHEREAS, the Parties have agreed that, for the Term of this Agreement, the Company will provide professional consulting, liaison, and other related services to assist Aron in the marketing and sale of the refined products acquired by Aron hereunder in accordance with the terms and conditions of the Marketing and Sales Agreement (as defined below); and
WHEREAS, it is contemplated that upon the scheduled termination of this Agreement, Aron will sell and the Company will purchase all of Aron’s crude oil, feedstocks and products inventory held at the Included Locations as set forth and in accordance with the terms and conditions of the Step-Out Inventory Sales Agreement (as defined below);
NOW, THEREFORE, in consideration of the premises and respective promises, conditions, terms and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties do hereby agree as follows:

Article 1

DEFINITIONS AND CONSTRUCTION
1.1    Definitions.
For purposes of this Agreement, including the foregoing recitals, the following terms shall have the meanings indicated below:
“Acceptable Financial Institution” means a U.S. commercial bank or a foreign bank with a U.S. branch office, with the respective rating then assigned to its unsecured and senior long-term debt or deposit obligations (not supported by third party credit enhancement) by S&P or Moody’s of at least “A” by S&P or “A2” by Moody’s.
“Actual Month End Crude Volume” has the meaning specified in Section 9.2(b).
“Actual Month End Included Crude Volume” has the meaning specified in Section 9.2(a).
“Actual Month End Included Product Volume” has the meaning specified in Section 9.2(a).
“Actual Month End Product Volume” has the meaning specified in Section 9.2(b).
“Actual Monthly Crude Run” has the meaning specified in Section 6.4(a)(iii).
“Additional Financing Agreement” has the meaning specified in Section 18.2(j).
“Additional Waived Fee Barrels” means, for any month, the greater of (i) zero and (ii) the lesser of (A) Actual Monthly Crude Run for such month minus the product of [***] Barrels and the number of days in such month and (B) Designated Company-Sourced Barrels for such month minus the product of [***] Barrels and the number of days in such month.
“Adequate Assurance” has the meaning specified in Section 13.5.
“Affected Obligations” has the meaning specified in Section 17.3.
“Affected Party” has the meaning specified in Section 17.1.
“Affiliate” means, in relation to any Person, any entity controlled, directly or indirectly, by such Person, any entity that controls, directly or indirectly, such Person, or any entity directly or indirectly under common control with such Person; provided that, without limiting the foregoing, it is acknowledged that each MLP Party constitutes an Affiliate of the Company Parties for purposes hereof. For this purpose, “control” of any entity or Person means ownership of a majority of the issued shares or voting power or control in fact of the entity or Person.
“Ancillary Contract” has the meaning specified in Section 20.1(c).
“Ancillary Costs” means all freight, pipeline, transportation, storage, tariffs and other costs and expenses incurred by Aron as a result of the purchase, movement and storage of Crude Oil or

Products undertaken in connection with or required for purposes of this Agreement (whether or not arising under Procurement Contracts), including, ocean-going freight and other costs associated with waterborne movements, inspection costs and fees, wharfage, port and dock fees, vessel demurrage, lightering costs, ship’s agent fees, import charges, waterborne insurance premiums, fees and expenses, broker’s and agent’s fees, load port charges and fees, pipeline transportation costs, pipeline transfer and pumpover fees, pipeline throughput and scheduling charges (including any fees and charges resulting from changes in nominations undertaken to satisfy delivery requirements under this Agreement), pipeline and other common carrier tariffs, blending, tankage, linefill and throughput charges, pipeline demurrage, superfund and other comparable fees, processing fees (including fees for water or sediment removal or feedstock decontamination), merchandise processing costs and fees, importation costs, any charges imposed by any Governmental Authority (including transfer taxes (but not taxes on the net income of Aron) and U.S. Customs and other duties), user fees, fees and costs for any credit support provided to any pipelines with respect to any transactions contemplated by this Agreement and any pipeline compensation or reimbursement payments that are not timely paid by the pipeline to Aron. Notwithstanding the foregoing, (i) Aron’s hedging costs in connection with this Agreement or the transactions contemplated hereby shall not be considered Ancillary Costs (but such exclusion shall not change or be deemed to change the manner in which losses, costs and damages in connection with hedges and related trading positions are addressed under Articles 19 and 20 below), (ii) any Product shipping costs of Aron, to the extent incurred after Aron has removed such Product from the Product Storage Facilities for its own account, shall not be considered Ancillary Costs and (iii) any costs and expenses of Supplier’s Inspector shall not be considered Ancillary Costs.
“Annual Fee” means the amount set forth as the “Annual Fee” in the Fee Letter.
“Applicable Law” means (i) any law, statute, regulation, code, ordinance, license, decision, order, writ, injunction, decision, directive, judgment, policy, decree and any judicial or administrative interpretations thereof, (ii) any agreement, concession or arrangement with any Governmental Authority and (iii) any license, permit or compliance requirement, including Environmental Law, in each case as may be applicable to either Party or the subject matter of this Agreement.
“ARKS Acknowledgment Agreement” means the Acknowledgment Agreement, dated as of March 30, 2018, among Aron, Alon Refining Krotz Springs, Inc. and Wells Fargo Bank, National Association (in its capacity as collateral agent for certain lenders).
“Aron Procurement Contract” has the same meaning as Procurement Contract.
“Asphalt Product Group” has the meaning specified on Schedule P hereto.
“Bank Holiday” means any day (other than a Saturday or Sunday) on which banks are authorized or required to close in the State of New York.
“Bankrupt” means a Person that (i) is dissolved, other than pursuant to a consolidation, amalgamation or merger, (ii) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due, (iii) makes a general assignment, arrangement or composition with or for the benefit of its creditors, (iv) institutes a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, (v) has a resolution passed for its winding-up, official management or liquidation, other than pursuant to a consolidation, amalgamation or merger, (vi) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for all or substantially all of its assets, (vii) has a secured party take possession of all or substantially all of its assets, or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all of its assets, (viii) files an answer or other pleading admitting or failing to contest the allegations of a petition filed against it in any proceeding of the foregoing nature, (ix) causes or is subject to any event with respect to it which, under Applicable Law, has an analogous effect to any of the foregoing events, (x) has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy under any bankruptcy or insolvency law or other similar law affecting creditors’ rights and such proceeding is not dismissed within fifteen (15) days or (xi) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing events.
“Bankruptcy Code” means chapter 11 of Title 11, U.S. Code.
“Barrel” means forty-two (42) net U.S. gallons, measured at 60° F.
“Base Agreement” means any agreement between the Company or LOTT and a third party pursuant to which the Company or LOTT has acquired rights to use any of the Included Third Party Storage Tanks, the Included Crude Pipelines or the Included Product Pipelines.
“Baseline Volume” means for Crude Oil or each Product Group the respective minimum volume specified therefor under the “Baseline Volume” column on Schedule D.
“BSR Acknowledgment Agreement” means the Acknowledgment Agreement, dated as of March 30, 2018, among Aron, Alon USA, LP and Wells Fargo Bank, National Association (in its capacity as collateral agent for certain lenders).
“Business Day” means any day that is not a Saturday, Sunday, or Bank Holiday.
“Change of Control” means (a) the failure of Guarantor to (i) hold and own, directly or indirectly, Equity Interests representing 100%, on a fully diluted basis, of the aggregate ordinary voting power of the Company and LOTT or (ii) control the Company and LOTT, or (b) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its Subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a “person” or “group” shall be deemed to have “beneficial ownership” of all Equity Interests that such “person” or “group” has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an “option right”)), directly or indirectly, of more than forty percent (40%) of the Equity Interests of Guarantor entitled to vote in the election of members of the board of directors of Guarantor. For the purpose of this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling”, “Controlled” and “under common Control with” have meanings correlative thereto.
“Collateral” means the “Collateral” as defined in the Lien Documents.
“Commencement Date” means April 29, 2011.
“Commencement Date Crude Oil Volumes” means the total quantity of Crude Oil in the Crude Storage Tanks, Included Third Party Crude Storage Tanks and the Included Crude Pipelines purchased by Aron on the Commencement Date, pursuant to the Inventory Sales Agreements.
“Commencement Date Products Volumes” means the total quantities of the Products in the Product Storage Facilities purchased by Aron on the Commencement Date, pursuant to the Inventory Sales Agreements.
“Commencement Date Purchase Value” means, with respect to the Commencement Date Volumes, initially the Estimated Commencement Date Value until the Definitive Commencement Date Value has been determined and thereafter the Definitive Commencement Date Value.
“Commencement Date Volumes” means, collectively, the Commencement Date Crude Oil Volumes and the Commencement Date Products Volumes.
“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. Section 1 et seq.).
“Company Acknowledgment Agreement” has the meaning specified in Section 18.2(k)(ii).
“Company Party” has the meaning specified in Section 18.2(a).
“Company Purchase Agreement” has the meaning specified in the Marketing and Sales Agreement.
“Company Purchasers” has the meaning specified in the Marketing and Sales Agreement.
“Consignment Letter Agreement” means that certain letter agreement between the Company and Aron, dated January 25, 2017, relating to the consignment by Aron to the Company of certain Product from time to time held at the Cape Girardeau, Missouri refined products terminal operated by Enterprise Refined Products Company LLC (“ERPC”), which letter agreement has been acknowledged by ERPC for certain purposes.
“Contract Cutoff Date” means, with respect to any Procurement Contract, the date and time by which Aron is required to provide its nominations to the Third Party Supplier thereunder for the next monthly delivery period for which nominations are then due.
“Contract Nominations” has the meaning specified in Section 5.4(b).

“CPT” means the prevailing time in the Central time zone.
“Credit Enhancement” means any credit enhancement or credit support arrangement in support of the obligations of Aron under or with respect to this Agreement, the Inventory Sales Agreements and the Step-out Inventory Sales Agreement, including any guarantee, collateral arrangement (including any pledge, charge, mortgage or other security interest in collateral or title transfer arrangement), trust or similar arrangement, letter of credit, transfer of margin or any similar arrangement.
“Crude Delivery Point” means the outlet flange of the last Onsite Crude Storage Tank upstream of a processing unit at the Refinery.
“Crude Intake Point” means the inlet flange of the Crude Storage Tanks and the Included Crude Pipelines owned or used (as such rights may be assigned to Aron by the Company) by the Company or LOTT.
“Crude Oil” means all crude oil that (i) Aron purchases and sells to the Company (including all crude oil injected at a Crude Intake Point) or (ii) for which Aron assumes the payment obligation pursuant to any Procurement Contract.
“Crude Oil Linefill” means, at any time, the aggregate volume of Crude Oil linefill on the Included Crude Pipelines for which Aron is treated as the exclusive owner by the Included Crude Pipelines; provided that such volume shall be determined by using the volumes reported on the most recently available statements from the Included Crude Pipelines.
“Crude Price” means the Price applicable to the Index Amount for Crude Oil as specified on Schedule B.
“Crude Purchase Fee” (a) prior to the Third Restatement Adjustment Date, has the meaning specified in Section 6.4(a)(i), and (b) from and after the Third Restatement Adjustment Date, has the meaning specified in Section 6.4(b)(i).
“Crude Storage Facilities” means, collectively, the Crude Storage Tanks and the Included Crude Pipelines.
“Crude Storage Tanks” means any of the Onsite Crude Storage Tanks or Offsite Crude Storage Tanks.
“Cumulative Estimated Daily Net Settlement Amount” means, as of any day, the sum of the Daily Settlement Amounts for such date and all prior dates during the then current month and any prior month for which the Monthly True-Up Payment has not been satisfied.
“Cumulative Interim Paid Amount” means, as of any day, the sum of (i) the most recent Interim Reset Amount and (ii) the sum of the Interim Payments actually received by Aron for all days from (and including) the most recent prior Monthly True-Up Date (or, if no Monthly True-Up Date has yet occurred, the Initial Delivery Date) to (but excluding) such day.

“Customers” has the meaning specified in the Marketing and Sales Agreement.
“Daily Product Sales” means, for any day and Product Group, Aron’s estimate of the aggregate sales volume of such Product sold during such day, pursuant to (a) Included Transactions and Excluded Transactions (each as defined in the Marketing and Sales Agreement) or (b) any Company Purchase Agreements.
“Daily Value” means, with respect to a particular grade of Crude Oil or type of Product, the applicable Index Amount plus the Crude Price or Product Price, as applicable, indicated on Schedule B as the relevant daily value.
“DDP” has the meaning specified in Section 8.2(a).
“Default” means any event that, with notice or the passage of time, would constitute an Event of Default.
“Default Interest Rate” means the lesser of (i) the per annum rate of interest calculated on a daily basis using the prime rate published in the Wall Street Journal for the applicable day (with the rate for any day for which such rate is not published being the rate most recently published) plus two hundred (200) basis points and (ii) the maximum rate of interest permitted by Applicable Law.
“Defaulting Party” has the meaning specified in Section 19.2.
“Deferred Interim Payment Amount” means, as of any time, $[***].
“Deferred Portion” has the meaning specified in the Inventory Sales Agreement.
“Definitive Commencement Date Value” means the sum of the Lion Oil Definitive Commencement Date Value and the LOTT Definitive Commencement Date Value.
“Delivery Date” means any applicable 24-hour period.
“Delivery Month” means the month in which Crude Oil is to be delivered to the Refinery.
“Delivery Point” means a Crude Delivery Point or a Products Delivery Point, as applicable.
“Designated Affiliate” means, in the case of Aron, Goldman, Sachs & Co and, in the case of the Company Parties, Alon Refining Krotz Springs, Inc., Alon USA, LP, Delek Refining, Ltd., and Delek Marketing & Supply, LLC (collectively, the “Delek Entities”), provided that a Delek Entity shall be a Designated Affiliate of the Company Parties only if and for so long as it is an Affiliate of the Company Parties.
“Designated Company-Sourced Barrels” means, for any month, the aggregate number of Barrels of Crude Oil delivered by the Company to Aron with transfer of title occurring at the relevant Offsite Crude Storage Tanks, Included Third Party Crude Storage Tanks or other upstream point, regardless of whether such delivery is via a pipeline that is not an Included Crude Pipeline or is pursuant to a Procurement Contract with delivery via an Included Crude Pipeline, reduced by the Monthly Crude Procurement Sales Volume for such month (as set forth on Schedule C).
“Disposed Quantity” has the meaning specified in Section 9.4.
“Disposition Amount” has the meaning specified in Section 9.4.
“Electronic Signature” means any electronic symbol or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record.
“Eligible Hydrocarbon Inventory” means, as of any day, the Hydrocarbons owned by either Company Party that are subject to a valid, first priority perfected Lien and security interest in favor of Aron, including, without limitation, at any time and with respect to any such Hydrocarbons, the aggregate volume of such Hydrocarbons constituting linefill; provided that, unless Aron shall otherwise elect in its reasonable discretion, Eligible Hydrocarbon Inventory shall not include any Hydrocarbon:
(a)    that is held on consignment or not otherwise owned by either Company Party;
(b)    that is unmerchantable or constitutes product that is permanently off-spec;
(c)    that is subject to any other Lien whatsoever (other than Permitted Liens);
(d)    that consists solely of chemicals (other than commodity chemicals maintained in bulk), samples, prototypes, supplies, or packing and shipping materials;
(e)    that is not located at a Specified Lien Location;
(f)    that is not currently either usable or salable, at market price, in the normal course of the Company’s business; or
(g)    that is not identified on Schedule P, unless otherwise mutually agreed by the Parties.
“Enterprise” means TE Products Pipeline Company LLC.
“Enterprise Teppco Product Pipeline” means Enterprise’s refined products pipeline system that has a connection point at El Dorado, Arkansas.
“Environmental Law” means any existing or past Applicable Law, policy, judicial or administrative interpretation thereof or any legally binding requirement that governs or purports to govern the protection of persons, natural resources or the environment (including the protection of ambient air, surface water, groundwater, land surface or subsurface strata, endangered species or wetlands), occupational health and safety and the manufacture, processing, distribution, use, generation, handling, treatment, storage, disposal, transportation, release or management of solid waste, industrial waste or hazardous substances or materials.

“Equity Interests” means, with respect to any Person, any and all shares, interests, participations or other equivalents, including membership interests (however designated, whether voting or nonvoting), of equity of such Person, including, if such Person is a partnership, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of property of, such partnership, but excluding debt securities convertible or exchangeable into such equity.
“Estimated Commencement Date Value” means the sum of the Lion Oil Estimated Commencement Date Value and the LOTT Estimated Commencement Date Value.
“Estimated Daily Net Crude Sales” has the meaning specified in Section 10.1(d).
“Estimated Daily Net Product Sales” has the meaning specified in Section 10.1(d).
“Estimated Gathering Crude Value” has the meaning specified in Section 10.1(d).
“Estimated Gathering Tank Injections” mean, for any day, the aggregate daily crude flow through meters R1, R2, and R3, plus the total change in daily inventory for all Gathering Tanks denoted as Lien on Schedule E (other than Tank 66), plus the total change in daily inventory for all Gathering Tanks denoted as Title on Schedule E (other than Tank 66) minus the sum of aggregate daily crude flow through meters C‑1, C‑2, C‑3, M‑4, M‑7, FINNEY #1, FINNEY #2 and FINNEY #3, (and any additional meters as mutually agreed upon by the Company and Aron), minus Total Rail Receipts.
“Estimated Initial Lien Amount” has the meaning specified in Section 11.2.
“Estimated Termination Amount” has the meaning specified in Section 20.2(b).
“Estimated Yield” has the meaning specified in Section 8.3(a).
“Event of Default” means an occurrence of the events or circumstances described in Section 19.1.
“Excess Cumulative Amount” means, for any period starting on a Monthly True-Up Date (or, if no Monthly True-Up Date has occurred, on the Initial Delivery Date) to (but excluding) the next Monthly True-Up Date, the excess, if any of Cumulative Interim Paid Amount as of the day prior to the start of such period minus the Gross Monthly Payment Amount for the month to which such first Monthly True-Up Date relates or, if there is no such excess, then zero.
“Excess LC Amount” means the amount described on Schedule CC.
“Excess LC Fee” means, for any month, the product of (i) Excess LC Amount for such month, (ii) the Excess LC Rate and (iii) a fraction with a numerator equal to the number of days in such month and a denominator equal to 365.
“Excess LC Rate” means, for any month, the rate described on Schedule CC.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Excluded Materials” means any refined petroleum products other than those that are Products.
“Excluded Transactions” has the meaning specified in the Marketing and Sales Agreement.
“Existing Financing Agreements” mean the Financing Agreements listed on Schedule DD.
“Expiration Date” has the meaning specified in Section 3.1.
“Exposure Default Interest” has the meaning specified in Section 10.6(b).
“Fed Funds Rate” means, for any date, the rate set forth in H.15(519) or in H.15 Daily Update for the most recently preceding Business Day under the caption “Federal funds (effective)”; provided that if no such rate is so published for any of the immediately three (3) preceding Business Days, then such rate shall be the arithmetic mean of the rates for the last transaction in overnight Federal funds arranged by each of three leading brokers of U.S. dollar Federal funds transactions prior to 9:00 a.m., CPT, on that day, which brokers shall be selected by Aron in a commercially reasonable manner. For purposes hereof, “H.15(519)” means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System, available through the worldwide website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/, or any successor site or publication and “H.15 Daily Update” means the daily update of H.15(519), available through the worldwide website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/update/, or any successor site or publication.
“Fee Letter” means that certain amended and restated letter by and among the Guarantor, the Company, LOTT and Aron, executed on or after the date hereof and as from time to time thereafter amended and/or restated, which identifies itself as the “Fee Letter” for purposes hereof, and pursuant to which the Parties have set forth the amounts for and other terms relating to certain fees payable hereunder.
“FIFO Balance Final Settlement” means the amount determined to be due pursuant to Schedule N.
“Financing Agreement” means any credit agreement, indenture or other financing agreement under which the Guarantor or any of its subsidiaries (including the Company and LOTT) may incur or become liable for indebtedness for borrowed money (including capitalized lease obligations and reimbursement obligations with respect to letters of credit) but only if the covenants thereunder limit or otherwise apply to any of the business, assets or operations of the Company or LOTT.
“Force Majeure” means any cause or event reasonably beyond the control of a Party, including fires, earthquakes, lightning, floods, explosions, storms, adverse weather, landslides and other acts of natural calamity or acts of God; navigational accidents or maritime peril; vessel damage or loss; strikes, grievances, actions by or among workers or lock-outs (whether or not such labor difficulty could be settled by acceding to any demands of any such labor group of individuals and whether or not involving employees of the Company or Aron); accidents at, closing of, or restrictions upon the use of mooring facilities, docks, ports, pipelines, harbors, railroads or other navigational or transportation mechanisms; disruption or breakdown of, explosions or accidents to wells, storage plants, refineries, terminals, machinery or other facilities; acts of war, hostilities (whether declared or undeclared), civil commotion, embargoes, blockades, terrorism, sabotage or acts of the public enemy; any act or omission of any Governmental Authority; good faith compliance with any order, request or directive of any Governmental Authority; curtailment, interference, failure or cessation of supplies reasonably beyond the control of a Party; or any other cause reasonably beyond the control of a Party, whether similar or dissimilar to those above and whether foreseeable or unforeseeable, which, by the exercise of due diligence, such Party could not have been able to avoid or overcome. Solely for purposes of this definition, the failure of any Third Party Supplier to deliver Crude Oil pursuant to any Procurement Contract, whether as a result of Force Majeure as defined above, “force majeure” as defined in such Procurement Contract, breach of contract by such Third Party Supplier or any other reason, shall constitute an event of Force Majeure for Aron under this Agreement with respect to the quantity of Crude Oil subject to that Procurement Contract.
“GAAP” means generally accepted accounting principles in the United States.
“Gathering Tanks” means any of the gathering tanks identified and described on Schedule E.
“Governmental Authority” means any federal, state, regional, local, or municipal governmental body, agency, instrumentality, authority or entity established or controlled by a government or subdivision thereof, including any legislative, administrative or judicial body, or any Person purporting to act therefor.
“Gross Monthly Payment Amount” means, for any month, an amount equal to the Monthly True-Up Amount for that month minus the amount under clause (a)(i) of Section 10.2 included in such Monthly True-Up Amount.
“Guarantee” means the Guaranty, dated as of July 20, 2017, from the Guarantor provided to Aron in connection with this Agreement and the transactions contemplated hereby.
“Guarantor” means Delek US Holdings, Inc.
“Hazardous Substances” means any explosive or radioactive substances or wastes and any toxic or hazardous substances, materials, wastes, contaminants or pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances defined or listed as “hazardous substances,” “hazardous materials,” “hazardous wastes” or “toxic substances” (or similarly identified), regulated under or forming the basis for liability under any applicable Environmental Law.

“Hydrocarbons” has the meaning specified in Section 18.2(o).
“Identified Facilities” has the meaning specified in Section 14.4(a).

“Included Crude Lien Inventory” means, as of any day, Eligible Hydrocarbon Inventory consisting of Crude Oil that is then held at a Specified Lien Location.
“Included Crude Pipelines” means, the pipelines or sections thereof as further described on Schedule V, as such schedule may, from time to time, be amended by the Parties.
“Included Locations” means, collectively, the Crude Storage Tanks, Included Crude Pipelines, Product Storage Tanks, Included Product Pipelines and Included Third Party Storage Tanks.
“Included Product Lien Inventory” means, for each Product and as of any day, Eligible Hydrocarbon Inventory consisting of such Product that is then held at a Specified Lien Location.
“Included Product Pipelines” means the pipelines or sections thereof as further described on Schedule W, as such schedule may, from time to time, be amended by the Parties.
“Included Third Party Crude Storage Tanks” means any of the storage tanks identified and described on Schedule E.
“Included Third Party Product Storage Tanks” means any of the tanks, salt wells or pipelines identified and described on Schedule E.
“Included Third Party Storage Tanks” means the Included Third Party Crude Storage Tanks and Included Third Party Product Storage Tanks.
“Included Transactions” has the meaning specified in the Marketing and Sales Agreement.
“Independent Inspection Company” has the meaning specified in Section 12.3.
“Index Amount” has the meaning specified on Schedule B.
“Initial Crude Lien Inventory Value” has the meaning specified in the Fee Letter.
“Initial Delivery Date” means the Delivery Date occurring on May 1, 2011.
“Initial Estimated Yield” has the meaning specified in Section 8.3(a).
“Initial Lien Amount” has the meaning specified in Section 11.2.
“Initial Product Lien Inventory Value” has the meaning specified in the Fee Letter.
“Interim Payment” has the meaning specified in Section 10.1.
“Interim Reset Amount” means (i) zero, for the period from the Initial Delivery Date to and including the initial Monthly True-Up Date and (ii) the applicable Excess Cumulative Amount for the period from the first day following a Monthly True-Up Date to (but excluding) the next Monthly True-Up Date.

“Inventory Collateral” has the meaning specified in Section 18.2(o).
“Inventory Measurement Time” has the meaning ascribed to such term in the LOTT Inventory Sales Agreement.
“Inventory Report” has the meaning specified in Section 11.8(a).
“Inventory Sales Agreements” means the Lion Oil Inventory Sales Agreement and the LOTT Inventory Sales Agreement.
“Inventory Transfer Locations” has the meaning ascribed to such term in the LOTT Inventory Sales Agreement.
“Inventory Transfer Time” has the meaning ascribed to such term in the LOTT Inventory Sales Agreement.
“Laws” means, collectively, all international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreement with, any Governmental Authority.
“LC Available Amount” means, as of any time, the sum of the then current aggregate available amount under all Qualified LCs then held by Aron pursuant to Section 13.4(b) below and the amount drawn by Aron under such Qualified LCs and then held by Aron as additional cash collateral as contemplated under Section 13.4(b)(iii); provided that if and for so long as a Letter of Credit ceases to be a Qualified LC, the available amount thereof shall not be included in the LC Available Amount.
“LC Default” means, with respect to a Letter of Credit, the occurrence of any of the following events at any time: (a) the issuer of such Letter of Credit ceases to be an Acceptable Financial Institution; (b) the issuer of the Letter of Credit shall fail to comply with or perform its obligations under such Letter of Credit; (c) the issuer of such Letter of Credit shall disaffirm, disclaim, repudiate or reject, in whole or in part, or challenge the validity of, such Letter of Credit; (d) such Letter of Credit is to expire within twenty (20) Business Days or (e) the issuer of such Letter of Credit becomes Bankrupt.
“LC Fee” means, for any month, the product of (i) Monthly LC Amount for such month, (ii) the LC Rate and (iii) a fraction with a numerator equal to the number of days in such month and a denominator equal to 365.
“LC Rate” means the Three Month LIBOR.
“LC Threshold Amount” means, as of any time, the lesser of (i) the then current LC Available Amount and (ii) the sum of LC Threshold Cap and the amount drawn by Aron under such Qualified LCs and then held by Aron as additional cash collateral as contemplated under Section 13.4(b)(iii).

“LC Threshold Cap” means $[***] or such greater amount as Aron, in its discretion, may agree to in writing, provided that if any fees are agreed to by the Parties in connection with such greater amount such fees shall be calculated as provided on Schedule CC.
“Letter of Credit” means an irrevocable, transferable standby letter of credit issued by an Acceptable Financial Institution in favor of Aron and provided by the Company to Aron pursuant to and otherwise satisfying the requirements of Section 13.4(b) below, in a form and in substance satisfactory to Aron.
“Level One Fee” means the amount set forth as the “Level One Fee” in the Fee Letter.
“Level Two Fee” means the amount set forth as the “Level Two Fee” in the Fee Letter.
“Liabilities” means any losses, liabilities, charges, damages, deficiencies, assessments, interests, fines, penalties, costs and expenses (collectively, “Costs”) of any kind (including reasonable attorneys’ fees and other fees, court costs and other disbursements), including any Costs directly or indirectly arising out of or related to any suit, proceeding, judgment, settlement or judicial or administrative order and any Costs arising from compliance or non-compliance with Environmental Law.
“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).
“Lien Amount” has the meaning specified in Section 11.1.
“Lien Documents” means the Pledge and Security Agreement and any other instruments, documents and agreements delivered by or on behalf of the Company Parties in order to grant to, or perfect in favor of, Aron, a lien on any real, personal or mixed property of the Company Parties as security for the obligations of the Company pursuant to this Agreement and the Transaction Documents.
“Lion Monthly Deferral Amount” has the meaning specified in Schedule HH.
“Lion Oil Definitive Commencement Date Value” has the meaning specified in the Lion Oil Inventory Sales Agreement.
“Lion Oil Estimated Commencement Date Value” has the meaning specified in the Lion Oil Inventory Sales Agreement.
“Lion Oil Inventory Sales Agreement” means the inventory sales agreement, dated as of the Commencement Date, between the Company and Aron, pursuant to which the Company is selling and transferring to Aron a specified portion of the Commencement Date Volumes for a specified percentage of the Commencement Date Purchase Value, free and clear of all liens, claims and encumbrances of any kind other than Permitted Liens.

“Lion-Owned Rail Receipts” mean, for any day, the difference between Total Rail Receipts and the aggregate number of barrels not identified as “LION/LOTT” deliveries on the inventory reports from time to time provided by the Company generally in the form set forth on Schedule H.
“Liquidated Amount” has the meaning specified in Section 19.2(f).
“Location Conversion Date” means March 1, 2017.
“Long Crude FIFO Value” has the meaning specified on Schedule B.
“Long Product FIFO Value” means the price so listed on Schedule B.
“LOTT Definitive Commencement Date Value” has the meaning specified in the LOTT Inventory Sales Agreement.
“LOTT Estimated Commencement Date Value” has the meaning specified in the LOTT Inventory Sales Agreement.
“LOTT Inventory Sales Agreement” means the inventory sales agreement, dated as of the Commencement Date, between LOTT and Aron, pursuant to which LOTT is selling and transferring to Aron a specified portion of the Commencement Date Volumes for a specified percentage of the Commencement Date Purchase Value, free and clear of all liens, claims and encumbrances of any kind other than Permitted Liens.
“Marketing and Sales Agreement” means the products marketing and sales agreement, dated as of the Commencement Date, between the Company and Aron, pursuant to which the Product purchased by Aron hereunder shall from time to time be marketed and sold by the Company for Aron’s account, as amended, supplemented, restated or otherwise modified from time to time.
“Material Adverse Change” means a material adverse effect on and/or material adverse change with respect to (i) the business, operations, properties, assets or financial condition of the Guarantor, the Company and its Subsidiaries taken as a whole; (ii) the ability of the Company to fully and timely perform its obligations; (iii) the legality, validity, binding effect or enforceability against the Company of any of the Transaction Documents; or (iv) the rights and remedies available to, or conferred upon, Aron hereunder; provided that none of the following changes or effects shall constitute a “Material Adverse Effect”: (1) changes, or effects arising from or relating to changes, of laws, that are not specific to the business or markets in which the Company operates; (2) changes arising from or relating to, or effects of, the transactions contemplated by this Agreement or the taking of any action in accordance with this Agreement; (3) changes, or effects arising from or relating to changes, in economic, political or regulatory conditions generally affecting the U.S. economy as a whole, except to the extent such change or effect has a disproportionate effect on the Company relative to other industry participants; (4) changes, or effects arising from or relating to changes, in financial, banking, or securities markets generally affecting the U.S. economy as a whole, (including (a) any disruption of any of the foregoing markets, (b) any change in currency exchange rates, (c) any decline in the price of any security or any market index and (d) any increased cost of capital or pricing related to any financing), except to the extent such change or effect has a disproportionate effect on the Company relative to other industry participants; and (5) changes arising from or relating to, or effects of, any seasonal fluctuations in the business, except to the extent such change or effect has a disproportionate effect on the Company relative to other industry participants.
“Maximum Holdback Amount” has the meaning specified in Section 20.2(b).
“Maximum Volume” has the meaning specified in Section 7.1.
“Measured Crude Quantity” means, for any Delivery Date, the total quantity of Crude Oil that, during such Delivery Date, was withdrawn and lifted by and delivered to the Company at the Crude Delivery Point, as evidenced by meter readings and/or meter tickets for that Delivery Date and tank gaugings conducted at the beginning and end of such Delivery Date.
“Measured Product Quantity” means, for any Delivery Date, the total quantity of a particular Product that, during such Delivery Date, was delivered by the Company to Aron at the Products Delivery Point, as evidenced by meter readings and/or meter tickets for that Delivery Date and tank gaugings conducted at the beginning and end of such Delivery Date.
“MLP Acknowledgment Agreement” has the meaning specified in Section 18.2(k)(ii).
“MLP Party” means Delek MLP or any Subsidiary of Delek MLP that is a party to a Required MLP Arrangement.
“Monthly Cover Costs” has the meaning specified in Section 7.6.
“Monthly Crude Forecast” has the meaning specified in Section 5.2(a).
“Monthly Crude Oil True-Up Amount” has the meaning specified on Schedule C.
“Monthly Crude Payment” has the meaning specified in Section 6.3.
“Monthly Crude Price” means, with respect to the Net Crude Sales Volume for any month, the volume weighted average price per barrel specified in the related Procurement Contracts under which Aron acquired or sold such barrels in such month.
“Monthly Crude Procurement Sales Volume” has the meaning specified on Schedule C.
“Monthly Crude Receipts” has the meaning specified on Schedule C.
“Monthly Excluded Transaction Fee” has the meaning specified on Section 7.8.
“Monthly LC Amount” means the amount described on Schedule CC.
“Monthly Product Sale Adjustment” has the meaning specified on Section 7.5.
“Monthly Product Sales” means, for any month and Product Group, the aggregate sales volume of such Product sold during such month, pursuant to (a) Included Transactions and Excluded

Transactions (each as defined in the Marketing and Sales Agreement) or (b) any Company Purchase Agreements.
“Monthly Product True-Up Amount” has the meaning specified on Schedule C.
“Monthly True-Up Amount” has the meaning specified in Section 10.2(a).
“Monthly True-Up Date” means, for any month, the Business Day on which the Monthly True-Up Amount for the immediately preceding month is due.
“Monthly Working Capital Adjustment” is an amount to be determined pursuant to Schedule L.
“Moody’s” means Moody’s Investors Service, Inc., including any official successor to Moody’s.
“MTD Performance Report” has the meaning specified in Section 7.3(a).
“Net Crude Sales Volume” has the meaning specified in Section 9.3(a).
“Nomination Month” means the month that occurs two (2) months prior to the Delivery Month.
“Non-Affected Party” has the meaning specified in Section 17.1.
“Non-Defaulting Party” has the meaning specified in Section 19.2(a).
“Non-Holdback Portion” has the meaning specified in Section 20.2(b).
“NSV” means, with respect to any measurement of volume, the total liquid volume, excluding basic sediment and water and free water, corrected for the observed temperature to 60° F.
“Obligations” has the meaning specified in Section 18.2(o).
“Offsite Crude Storage Tanks” means the tanks owned or used (as such rights may be assigned to Aron by the Company) by the Company or LOTT located outside the Refinery that store Crude Oil, as further described on Schedule E.
“Offsite Product Storage Tanks” means any of the tanks, salt wells or pipelines owned or used (as such rights may be assigned to Aron by the Company) by the Company or LOTT located outside the Refinery, that store or transport Products, as further described on Schedule E.
“One Month LIBOR” means, as of the date of any determination, the London Interbank Offered Rate for one-month U.S. dollar deposits appearing on Reuters Screen LIBOR01 Page (or any successor page) at approximately 11:00 a.m. (London time). If such rate does not appear on Reuters Screen LIBOR01 Page (or otherwise on such screen or its successor), One Month LIBOR shall be determined by reference to such other comparable publicly available service for displaying

Eurodollar rates as the Parties, acting reasonably, select. One Month LIBOR shall be established on the last Business Day of a calendar month and shall be in effect for the next calendar month; provided that if One LIBOR can no longer be determined by Aron (in its sole discretion) or any Governmental Authority having jurisdiction over the quotation or determination of London Interbank Offered Rates declares that it will no longer supervise or sanction such rates for purposes of interest rates on loans, then Aron and the Company shall endeavor, in good faith, to establish an alternate rate of interest to One Month LIBOR that gives due consideration to the then prevailing market convention for determining a rate of interest for middle-market loans in the United States at such time, and shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable; provided further that, until such alternate rate of interest is agreed upon by Aron and the Company, One Month LIBOR for purposes hereof and each other Transaction Document shall be the “Wall Street Journal Prime Rate” as published and defined in The Wall Street Journal. Notwithstanding the foregoing, the One Month LIBOR shall at no time be less than 0.00% per annum.
“Onsite Crude Storage Tanks” means any of the tanks at or adjacent to the Refinery that store Crude Oil, listed on Schedule E.
“Onsite Product Storage Tanks” means the tanks, salt wells or pipelines located at the Refinery that store or transport Products, listed on Schedule E.
“Operational Volume Range” means the range of operational volumes for any given set of associated Crude Storage Tanks for each type of Crude Oil and for any given set of associated Product Storage Facilities for each group of Products, between the minimum volume and the maximum volume, as set forth on Schedule D.
“Original Agreement” has the meaning specified in the recitals above.
“Original Effective Date” means the “Effective Date” as defined in the Original Agreement.
“Other Barrels” means, with respect to any Delivery Month, any Crude Oil purchased by the Company or LOTT that is not being sold to Aron under a Procurement Contract, but is expected to be delivered and transferred to Aron at a Crude Intake Point during such Delivery Month.
“Owned Lien Location” means a Specified Lien Location that is owned and operated by the Company and/or LOTT.
“Party” or “Parties” has the meaning specified in the preamble to this Agreement.
“Per Barrel Adjustment” means the amounts described in Section 7.8 and set forth on Schedule K.
“Permitted Lien(s)” means (a) (i) liens on real estate for real estate taxes, assessments, sewer and water charges and/or other governmental charges and levies not yet delinquent and (ii) liens for taxes, assessments, judgments, governmental charges or levies, or claims not yet delinquent or the non-payment of which is being diligently contested in good faith by appropriate proceedings and for which adequate reserves have been set aside; (b) liens of mechanics, laborers, suppliers, workers and materialmen incurred in the ordinary course of business for sums not yet due or being diligently contested in good faith, if such reserve or appropriate provision, if any, as shall be required by GAAP shall have been made therefore; (c) liens incurred in the ordinary course of business in connection with worker's compensation and unemployment insurance or other types of social security benefits; and (d) liens securing rental, storage, throughput, handling or other fees or charges owing from time to time to eligible carriers, solely to the extent of such fees or charges.
“Person” means an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization, joint stock company or any other private entity or organization, Governmental Authority, court or any other legal entity, whether acting in an individual, fiduciary or other capacity.
“Periodic Adjustment Date” means each October 1st and May 1st occurring after the Third Restatement Adjustment Date.
“Pipeline Cutoff Date” means, with respect to any Included Crude Pipeline or Included Product Pipeline, the date and time by which a shipper on such Included Crude Pipeline or Included Product Pipeline, as applicable, is required to provide its nominations to the entity that schedules and tracks Crude Oil and Products in such Included Crude Pipeline or Included Product Pipeline, as applicable for the next shipment period for which nominations are then due.
“Pipeline System” means the Included Crude Pipelines and Included Product Pipelines.
“Pledge and Security Agreement” means the Pledge and Security Agreement, dated as of the date hereof, by and among the Company Parties, their subsidiaries from time to time party thereto, and Aron, as amended, supplemented, restated or otherwise modified from time to time.
“Pre-Adjustment Level One Fee” means the amount set forth as the “Pre-Adjustment Level One Fee” in the Fee Letter.
“Pre-Adjustment Level Two Fee” means the amount set forth as the “Pre-Adjustment Level Two Fee” in the Fee Letter.
“Price” means, for any month and with respect to a particular Product Group, the amount added to or subtracted from the applicable Index Amount to determine the Pricing Value for such month and Product Group. The Prices applicable during the Term shall be as set forth on Schedule B.
“Price Adjustment Settlement Amount” has the meaning specified on Schedule GG hereto.
“Pricing Group” means any of the refined petroleum product groups listed as a pricing group on Schedule P.
“Pricing Value” means, with respect to a particular grade of Crude Oil or type of Product, the applicable Index Amount plus or minus the applicable Price indicated on Schedule B.

“Procurement Contract” means any procurement contract entered into by Aron for the purchase or sale of Crude Oil to be processed at the Refinery or sold, which may be either a contract with any seller or purchaser of Crude Oil (other than the Company or an Affiliate of the Company) or a contract with the Company (or such other contract as the Parties may deem to be a Procurement Contract for purposes hereof); provided that a Procurement Contract involving an exchange of one grade or location of Crude Oil for another grade and/or location of Crude Oil shall consist of two related contracts, one of which shall provide for the purchase of Crude Oil by Aron from a seller (which may be a third party, the Company or an Affiliate of the Company) and the other of which shall provide for the exchange by Aron with a party (which may or may not be the seller under the first contract) for Crude Oil of a different grade and/or at a different location, and which may or may not be of an equal quantity of Crude Oil (collectively, an “Exchange Procurement Contract”).
“Procurement Contract Assignment” means an instrument, in form and substance reasonably satisfactory to Aron, by which LOTT assigns to Aron all rights and obligations under a contract between a third party seller and LOTT and Aron assumes such rights and obligations thereunder, subject to terms satisfactory to Aron providing for the automatic reassignment thereof to LOTT in connection with the termination of this Agreement, with the result that such contract becomes a Procurement Contract hereunder.
“Product” means any of the refined petroleum products listed on Schedule A, as from time to time amended by mutual agreement of the Parties.
“Product Group” means a group of Products as specified on Schedule P.
“Product Linefill” means, at any time and for any grade of Product, the aggregate volume of linefill of that Product on the Included Product Pipelines for which Aron is treated as the exclusive owner by the Included Product Pipelines; provided that such volume shall be determined by using the volumes reported on the monthly or daily statements, as applicable, from the Included Product Pipelines.
“Product Price” means the Price applicable to the Index Amount for the relevant Product as specified on Schedule B.
“Product Purchase Agreements” has the meaning specified in the Marketing and Sales Agreement.
“Product Storage Facilities” means, collectively, the Product Storage Tanks, the Included Product Pipelines and the Included Third Party Product Storage Tanks.
“Product Storage Tanks” means any of the Onsite Product Storage Tanks or Offsite Product Storage Tanks.
“Products Delivery Point” means the inlet flange of the Onsite Product Storage Tanks.
“Products Offtake Point” means the delivery point at which Aron transfers title to Products in accordance with sales transactions executed pursuant to the Marketing and Sales Agreement.

“Projected Monthly Run Volume” has the meaning specified in Section 7.2(a).
“Qualified LC” means a Letter of Credit that is designated as a Qualified LC in accordance with Section 13.4(b)(vi) and as to which no LC Default has occurred and is continuing.
“Reduced Fee Barrels” has the meaning specified in Section 6.4(b).
“Refinery” means the petroleum refinery located in El Dorado, Arkansas owned and operated by the Company.
“Refinery Facilities” means all the facilities owned and operated by the Company located at the Refinery, and any associated or adjacent facility that is used by the Company to carry out the terms of this Agreement, excluding, however, the Crude Oil receiving and Products delivery facilities, pipelines, tanks and associated facilities owned and operated by the Company which constitute the Storage Facilities.
“Refinery Procurement Contract” means a procurement contract entered into by the Company with any third party seller for the purchase by the Company of Crude Oil, which Crude Oil may be resold by the Company to Aron under an Aron Procurement Contract or delivered as Other Barrels.
“Regulatory Event” has the meaning specified in Section 9.6.
“Regulatory Event Notice” has the meaning specified in Section 9.6.
“Remaining Annual Fee” means an amount equal to the aggregate Annual Fee that would have become due for the period commencing on the date on which this Agreement is terminated under Section 19.2 below and ending on the Expiration Date.
“Required MLP Arrangements” means the Required Storage and Transportation Arrangements entered into with Delek MLP, including, but not limited to, the following agreements: (i) that certain Pipelines and Storage Facilities Agreement, dated as of November 7, 2012, among Delek MLP, SALA Gathering Systems, LLC (“Sala”), El Dorado Pipeline Company, LLC (“El Dorado”) and Magnolia Pipeline Company, LLC (“Magnolia”), the Company and Aron; (ii) that certain Terminalling Services Agreement (Memphis Terminal), dated as of November 7, 2012, among Delek MLP, Delek Logistics Operating, LLC (“Delek Operating”), the Company and Aron; (iii) that certain Products Transportation Agreement, dated as of January 9, 2019, among the Company, El Dorado and Aron; (iv) that certain Terminalling Services Agreement, dated as of October 24, 2013, between the Company, Delek MLP and Aron; and (v) that certain Throughput and Tankage Agreement (El Dorado Terminal and Tankage), dated as of February 10, 2014, between the Company, Delek Operating and Aron, each as from time to time amended or modified.
“Required Storage and Transportation Arrangements” mean such designations and other binding contractual arrangements, in form and substance satisfactory to Aron, pursuant to which the Company or LOTT, as applicable, shall have provided Aron with full and unimpaired right to the Company’s or LOTT’s (or their Affiliates’), as applicable, rights to use the Included Crude

Pipelines, Included Product Pipelines, Crude Storage Tanks, Product Storage Tanks and Included Third Party Storage Tanks.
“S&O Party” means each of the Company, LOTT, Alon Refining Krotz Springs, Inc. and Alon USA, LP.
“S&O Party Guarantee” means the Guaranty, dated as of the Third Restatement Effective Date, from the S&O Parties provided to Aron in connection with this Agreement and the transactions contemplated hereby, in a form and in substance satisfactory to Aron.
“S&P” means Standard & Poor’s Rating Services Group, a division of The McGraw-Hill Companies, Inc., including any official successor to S&P.
“Second Restated Agreement” has the meaning specified in the recitals above.
“Second Restatement Effective Date” means February 27, 2017.
“Settlement Amount” has the meaning specified in Section 19.2(b).
“Short Crude FIFO Value” has the meaning specified on Schedule B.
“Short Product FIFO Value” has the meaning specified on Schedule B.
“Specified Indebtedness” means any obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) in respect of borrowed money.
“Specified Inventory Sales Agreement” means that certain purchase and sale agreement, dated as of the Location Conversion Date, pursuant to which the Company and LOTT purchased from Aron all Crude Oil and Products located at the Specified Lien Locations subject to the terms and conditions thereof.
“Specified Lien Location” means the storage tanks and pipelines identified on Schedules E, V and W hereto as “lien locations” and further identified as: (i) an Owned Lien Location, (ii) a Third Party Lien Location (other than a Third Party Common Carrier Location) for which a bailee’s letter has been delivered and is in effect or (iii) a Third Party Common Carrier Location.
“Specified Transaction” means (a) any transaction (including an agreement with respect thereto) now existing or hereafter entered into between Aron (or any of its Designated Affiliates) and either Company Party (and any of its Designated Affiliates) (i) which is a rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, commodity spot transaction, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, weather swap, weather derivative, weather option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell-back transaction, securities lending transaction, or forward purchase or sale of a security, commodity or other financial instrument or interest (including any option with respect to any of these transactions), including any supply and/or offtake transaction relating to any refining operations of any Designated Affiliate of the Company Parties or (ii) which is a type of transaction that is similar to any transaction referred to in clause (i) that is currently, or in the future becomes, recurrently entered into the financial markets (including terms and conditions incorporated by reference in such agreement) and that is a forward, swap, future, option or other derivative on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, or economic indices or measures of economic risk or value, (b) any combination of these transactions and (c) any other transaction identified as a Specified Transaction in this agreement or the relevant confirmation.
“Step-Out Inventory Sales Agreement” means the purchase and sale agreement, substantially in the form of Schedule R hereto, to be dated as of the Termination Date, pursuant to which the Company shall buy Crude Oil and Products from Aron subject to the provisions of this Agreement and any other terms agreed to by the parties thereto.
“Stock Purchase Agreement” means the stock purchase agreement, among Ergon, Inc., the Company and the Guarantor, dated as of March 17, 2011, as from time to time amended, pursuant to which the Guarantor acquired 4,450,000 shares of the Company’s common stock from Ergon, Inc.
“Storage Facilities” mean the storage, loading and offloading facilities owned, operated, leased or used pursuant to a contractual right of use by the Company, LOTT or any other subsidiary of the Company including the Crude Storage Tanks, the Product Storage Tanks, any pipelines owned or operated by the Company or its subsidiaries, and the land, piping, marine facilities, truck facilities and other facilities related thereto, together with existing or future modifications or additions, which are excluded from the definition of Refinery or Refinery Facilities. In addition, the term “Storage Facilities” includes any location where a storage facility is used by the Company or LOTT to store or throughput Crude Oil or Products except those storage, loading and offloading facilities owned, operated, leased or used pursuant to a contractual right of use by the Company or LOTT which are used exclusively to store Excluded Materials.
“Storage Facilities Agreement” means the storage facilities agreement, dated as of the Commencement Date, among the Company, LOTT, El Dorado, Magnolia and Aron, pursuant to which the Company, LOTT, El Dorado and Magnolia shall grant to Aron an exclusive right to use the Storage Facilities in connection with this Agreement, as amended, supplemented, restated or otherwise modified from time to time.
“Subsidiary” as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of the Company.

“Supplier’s Inspector” means any Person selected by Aron in a commercially reasonable manner at Aron’s own cost and expense that is acting as an agent for Aron or that (1) is a licensed Person who performs sampling, quality analysis and quantity determination of the Crude Oil and Products purchased and sold hereunder, (2) is not an Affiliate of any Party and (3) in the reasonable judgment of Aron, is qualified and reputed to perform its services in accordance with Applicable Law and industry practice, to perform any and all inspections required by Aron.
“Tank Maintenance” has the meaning specified in Section 9.5.
“Target Month End Crude Volume” has the meaning specified in Section 7.2(b).
“Target Month End Product Volume” has the meaning specified in Section 7.3(b).
“Tax” or “Taxes” has the meaning specified in Section 15.1.
“Term” has the meaning specified in Section 3.1.
“Termination Amount” means, without duplication, the total net amount owed by one Party to the other Party upon termination of this Agreement under Section 20.2(a).
“Termination Date” has the meaning specified in Section 20.1.
“Termination Date Purchase Value” means, with respect to the Termination Date Volumes, initially the Estimated Termination Amount until the Definitive Termination Date Value has been determined and thereafter the Definitive Termination Date Value (as such terms are defined in the form of the Step-Out Inventory Sales Agreement attached hereto as Schedule R).
“Termination Date Volumes” has the meaning specified in Section 20.1(d).
“Termination Holdback Amount” has the meaning specified in Section 20.2(b).
“Third A&R ARKS S&O Agreement” means the Third Amended and Restated Supply and Offtake Agreement dated as of the Third Restatement Effective Date between Aron and Alon Refining Krotz Springs, Inc., as amended, supplemented, restated or otherwise modified from time to time.
“Third A&R BSR S&O Agreement” means the Third Amended and Restated Supply and Offtake Agreement dated as of the Third Restatement Effective Date between Aron and Alon USA, LP, as amended, supplemented, restated or otherwise modified from time to time.
“Third Party Common Carrier Location” means a Specified Lien Location that is owned and operated by an entity that is not an Affiliate of the Company Parties and is either a common carrier pipeline or a multi-user storage terminal.
“Third Party Lien Location” means a Specified Lien Location that is not an Owned Lien Location; provided that such location (except for Third Party Common Carrier Locations) shall only constitute a Third Party Lien Location if a “bailee’s letter” as contemplated by Section 18.2(r) is in effect with respect thereto.
“Third Party Supplier” means any seller of Crude Oil under a Procurement Contract including any counterparty to any exchange agreement that is a component of a Procurement Contract (other than LOTT or the Company).
“Total Rail Receipts” mean, for any day, the aggregate quantity of Crude Oil offloaded during such day at any railcar unloading facility adjacent to the Refinery, as measured by the crude flow through any rail crude meter identified on the inventory report from time to time provided by the Company generally in the form set forth on Schedule H.
“Third Restatement Adjustment Date” means May 1, 2020.
“Third Restatement Effective Date” has the meaning specified in the introductory paragraph hereof.
“Three Month LIBOR” means, as of the date of any determination, the London Interbank Offered Rate for three-month U.S. dollar deposits appearing on Reuters Screen LIBOR01 Page (or any successor page) at approximately 11:00 a.m. (London time). If such rate does not appear on Reuters Screen LIBOR01 Page (or otherwise on such screen or its successor), Three Month LIBOR shall be determined by reference to such other comparable publicly available service for displaying Eurodollar rates as the Parties, acting reasonably, select. Three Month LIBOR shall be established on the last Business Day of a calendar quarter and shall be in effect for the three (3) months comprising the next calendar quarter; provided that if Three Month LIBOR can no longer be determined by Aron (in its sole discretion) or any Governmental Authority having jurisdiction over the quotation or determination of London Interbank Offered Rates declares that it will no longer supervise or sanction such rates for purposes of interest rates on loans, then Aron and the Company shall endeavor, in good faith, to establish an alternate rate of interest to Three Month LIBOR that gives due consideration to the then prevailing market convention for determining a rate of interest for middle-market loans in the United States at such time, and shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable; provided further that, until such alternate rate of interest is agreed upon by Aron and the Company, Three Month LIBOR for purposes hereof and each other Transaction Document shall be the “Wall Street Journal Prime Rate” as published and defined in The Wall Street Journal. Notwithstanding the foregoing, the Three Month LIBOR shall at no time be less than 0.00% per annum.
“Transaction Document” means any of this Agreement, the Fee Letter, the Marketing and Sales Agreement, the Inventory Sales Agreements, the Storage Facilities Agreement, the Step-Out Inventory Sales Agreements, the Required Storage and Transportation Arrangements, the Consignment Letter Agreement, the Specified Inventory Sales Agreement, the Guarantee, the S&O Party Guarantee, the Pledge and Security Agreement, the MLP Acknowledgment Agreement, the Company Acknowledgment Agreement, and any other agreement or instrument contemplated hereby or executed in connection herewith, in each case as amended, supplemented, restated or otherwise modified from time to time.

“Transition Adjustment Period” means the period of calendar months with respect to which any of the calculations in accordance with Schedule HH are to be made by Aron.
“UCC” means the Uniform Commercial Code as the same may from time to time be in effect in the State of New York or the Uniform Commercial code (or similar code or statute) of another jurisdiction, to the extent it may be required to apply to any item or items of collateral.
“Volume Cap for Reduced Crude Fee” means, for any month, [***] Barrels per day multiplied by the number of calendar days in such month.
“Volume Cap for Waived Crude Fee” means, for any month, [***] Barrels per day multiplied by the number of calendar days in such month.
“Volume Determination Procedures” mean the Company’s ordinary month-end procedures for determining the NSV of Crude Oil in the Crude Storage Tanks or Products in the Product Storage Tanks, which for each quarter-end shall be based on manual gauge readings of each Crude Storage Tank or Product Storage Tank as at the end of such quarter.
“Waived Fee Barrels” has the meaning specified in Section 6.4(a)(iv).
1.2    Construction of Agreement.
(a)    Unless otherwise specified, reference to, and the definition of any document (including this Agreement) shall be deemed a reference to such document as may be, amended, supplemented, revised or modified from time to time.
(b)    Unless otherwise specified, all references to an “Article,” “Section,” or Schedule” are to an Article or Section hereof or a Schedule attached hereto.
(c)    All headings herein are intended solely for convenience of reference and shall not affect the meaning or interpretation of the provisions of this Agreement.
(d)    Unless expressly provided otherwise, the word “including” as used herein does not limit the preceding words or terms and shall be read to be followed by the words “without limitation” or words having similar import.
(e)    Unless expressly provided otherwise, all references to days, weeks, months and quarters mean calendar days, weeks, months and quarters, respectively.
(f)    Unless expressly provided otherwise, references herein to “consent” mean the prior written consent of the Party at issue, which shall not be unreasonably withheld, delayed or conditioned.
(g)    A reference to any Party to this Agreement or another agreement or document includes the Party’s permitted successors and assigns.

(h)    Unless the contrary clearly appears from the context, for purposes of this Agreement, the singular number includes the plural number and vice versa; and each gender includes the other gender.
(i)    Except where specifically stated otherwise, any reference to any Applicable Law or agreement shall be a reference to the same as amended, supplemented or re-enacted from time to time.
(j)    Unless otherwise expressly stated herein, any reference to “volume” shall be deemed to refer to actual NSV, unless such volume has not been yet been determined, in which case, volume shall be an estimated net volume determined in accordance with the terms hereof.
(k)    The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
1.3    The Parties acknowledge that they and their counsel have reviewed and revised this Agreement and that no presumption of contract interpretation or construction shall apply to the advantage or disadvantage of the drafter of this Agreement.
ARTICLE 2

CONDITIONS PRECEDENT
2.1    Conditions Precedent to Effectiveness. This Agreement shall not be effective, and the Third Restatement Effective Date shall not occur, until the prior or concurrent satisfaction of each of the following conditions precedent:
(a)    Each of the Third A&R ARKS S&O Agreement and the Third A&R BSR S&O Agreement has been executed and is in full force and effect;
(b)    The Parties shall have executed an amendment to the Marketing and Sales Agreement in a form and in substance satisfactory to Aron;
(c)    The Parties shall have agreed to the form and substance of the Step-Out Inventory Sales Agreement (which form is attached hereto as Schedule R);
(d)    The S&O Party Guarantee shall have been duly executed and delivered to Aron in a form and in substance satisfactory to Aron;
(e)    The Parties shall have entered into the Pledge and Security Agreement in a form and in substance satisfactory to Aron.
(f)    The Company Parties and Aron shall have duly executed the Fee Letter;

(g)    The Parties have prepared and appended hereto a full amended and restated set of Schedules and Exhibits;
(h)    The Company shall have delivered to Aron a certificate signed by the principal executive officer of the Company certifying as to incumbency, board approval and resolutions, other matters;
(i)    The Company shall have delivered to Aron an opinion of counsel, in form and substance satisfactory to Aron, covering such matters as Aron shall reasonably request, including: good standing; existence and due qualification; power and authority; due authorization and execution; enforceability of the Transaction Documents; and no conflicts including with respect to the Existing Financing Agreements;
(j)    Aron shall have received amendments and restatements of the MLP Acknowledgment Agreement, the Company Acknowledgment Agreement, the ARKS Acknowledgment Agreement and the BSR Acknowledgment Agreement, each duly executed by all parties thereto, reflecting such updated references and further amendments and modifications as Aron shall have reasonably requested;
(k)    Aron shall have confirmed to its satisfaction that, as of the Third Restatement Effective Date, each of the Existing Financing Agreements contains provisions that (i) recognize the respective rights and obligations of the Parties under this Agreement and the other Transaction Documents, (ii) confirm that this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby do not and will not conflict with or violate any terms and conditions of such Existing Financing Agreement and (iii) recognize that Aron is the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any liens of any lender or other creditor that is party to such Existing Financing Agreement, other than Permitted Liens;
(l)    Aron shall have received final approvals from relevant internal committees;
(m)    To the extent deemed necessary or appropriate by Aron, acknowledgements and/or releases (including without limitation, amendments or termination of UCC financing statements), in form and substance satisfactory to Aron, shall have been duly executed by lenders or other creditors that are party to Existing Financing Agreements, confirming the release of any lien in favor of such lender or other creditor that might apply to or be deemed to apply to any Crude Oil and/or Products of which Aron is the owner as contemplated by this Agreement and the other Transaction Documents and agreeing to provide Aron with such further documentation as it may reasonably request in order to confirm the foregoing;
(n)    The Company shall have delivered to Aron such other certificates, documents and instruments as may be reasonably necessary to consummate the transactions contemplated herein, including UCC-1 financing statements reflecting Aron as owner of all Crude Oil in the Crude Storage Tanks and all Products in the Product Storage Tanks on and as of the Third Restatement Effective Date;

(o)    No action or proceeding shall have been instituted nor shall any action by a Governmental Authority be threatened, nor shall any order, judgment or decree have been issued or proposed to be issued by any Governmental Authority as of the Third Restatement Effective Date to set aside, restrain, enjoin or prevent the transactions and performance of the obligations contemplated by this Agreement;
(p)    The Company shall have delivered to Aron insurance certificates evidencing the effectiveness of the insurance policies set forth on Schedule F;
(q)    The Company and LOTT have provided to Aron confirmation, in form and substance satisfactory to Aron, that all other Transaction Documents remain in full force and effect;
(r)    All representations and warranties of the Company and its Affiliates contained in the Transaction Documents shall be true and correct in all material respects on and as of the Third Restatement Effective Date; and
(s)    All representations and warranties of Aron contained in the Transaction Documents shall be true and correct in all material respects on and as of the Third Restatement Effective Date.
2.2    Amendment and Restatement. This Agreement amends and restates in its entirety (but without novation) the Second Restated Agreement. In addition, from and after the Third Restatement Effective Date, all references to the “Agreement,” the “S&O Agreement,” or the “Supply and Offtake Agreement” contained in the other Transaction Documents shall be deemed to refer to this Agreement.
2.3    Additional Terms and Conditions relating to the Conversion of certain Included Locations to Specified Lien Locations.
(a)    For each Specified Lien Location that is a Third Party Lien Location, on and effective as of the Location Conversion Date, the Company and LOTT provided to Aron a duly executed “bailee’s letter” as contemplated by Section 18.2(r), except for Third Party Common Carrier Locations. As provided in clause (ii) of the definition of Specified Lien Location, a Third Party Lien Location (except for a Third Party Common Carrier Location) shall be counted as a Specified Lien Locations for purposes hereof only if a bailee’s letter for such location has been delivered to Aron and is in effect;
(b)    The Parties may from time to time, by amending the appropriate schedule hereto, add a new Specified Lien Location, convert an Included Location to a Specified Lien Location or delete a location so that it ceases to be a Specified Lien Location.
2.4    Post-Third Restatement Effective Date Undertakings. From and after the Third Restatement Effective Date, the Company may endeavor to negotiate and implement designations and other binding contractual arrangements, in form and substance satisfactory to Aron, pursuant to which the Company may transfer and assign to Aron the Company’s (or its Affiliates’) right to use any Available Storage or Transportation Arrangement that has not previously been included as an Included Location or such other storage or transportation facility as may hereafter be identified by the Company; provided that (i) upon and concurrently with implementing any such assignment, designation or arrangement, any such Available Storage or Transportation Arrangement shall be added to the appropriate Schedule hereto as an additional Included Location, as applicable, and such assignment, designation or arrangement shall constitute a Required Storage and Transportation Arrangement hereunder; (ii) to the extent requested by Aron, the Company shall cause ARKS to enter into an amendment to the Inventory Sales Agreement and any other applicable Transaction Document to include any inventory transferred to Aron as a result of such assignment, designation or arrangement; and (iii) without limiting the generality of the foregoing, the addition of an Included Location shall be subject to satisfaction of Aron’s Policies and Procedures (as defined in Section 13.4(a) below), which shall be applied in a nondiscriminatory manner as provided in Section 13.4(b)(i) below. In addition, if the relevant storage or transportation facility fails to satisfy Aron’s Policies and Procedures as a result of Aron’s Policies and Procedures exceeding the standards or requirements imposed under Applicable Law or good and prudent industry practice, then, upon the Company’s request, Aron shall consult with the Company in good faith to determine whether based on further information provided by the Company such storage or transportation facility complies with Aron’s Policies and Procedures and/or whether additional actions or procedures can be taken or implemented so that, as a result, such storage or transportation facility would comply with Aron’s Policies and Procedures and, based on such further information and/or the implementation of such additional actions or procedures, Aron will from time to time reconsider whether such storage or transportation facility satisfies clause (iii) above.
2.5    UCC Filings.
(a)    From and after the Third Restatement Effective Date, the Company will from time to time cooperate with Aron to cause to be prepared, executed and filed, in such jurisdictions as Aron shall deem necessary or appropriate, UCC-1 financing statements reflecting (i) Aron as owner of all Crude Oil and Products in the Storage Facilities and the Included Locations and (ii) Aron as a secured party with respect to any Collateral to perfect Aron’s security interest under the Lien Documents. The Company shall execute and deliver to Aron, and the Company hereby authorizes Aron to file (with or without the Company’s signature), at any time and from time to time, all such financing statements, amendments to financing statements, continuation financing statements, termination statements, relating to such Crude Oil, Products, and Collateral and other documents and instruments, all in form satisfactory to Aron, as Aron may request, to confirm Aron’s ownership of such Crude Oil and Products, or perfected lien on such Collateral and to otherwise accomplish the purposes of this Agreement.
(b)    Without limiting the generality of the foregoing, the Company ratifies and authorizes the filing by Aron of any financing statements filed prior to the Third Restatement Effective Date.
ARTICLE 3

TERM OF AGREEMENT

3.1    Term. The Original Agreement became effective on the Original Effective Date with the Commencement Date (as acknowledged above) occurring on April 29, 2011 and each of the First Restated Agreement and Second Restated Agreement constituted a continuation thereof. Subject to Section 2.1 above, this Agreement shall be effective as of the Third Restatement Effective Date. This Agreement constitutes a continuation of the term of the Original Agreement, the First Restated Agreement, and the Second Restated Agreement under the amended and restated terms hereof and, subject to Section 3.2, the term of this Agreement shall continue for a period ending at 11:59:59 p.m., CPT on December 30, 2022 (the “Term”; the last day of such Term being herein referred to as the “Expiration Date”, except as provided in Section 3.2 below).
3.2    Changing the Term. Aron may, in its sole discretion elect to extend this Agreement until May 30, 2025; provided that such election shall not be effective unless Aron (i) gives the Company Parties at least six (6) months’ notice prior to the Expiration Date of any such election pursuant to Article  27, (ii) if the Third A&R ARKS S&O Agreement is still in effect, concurrently exercise its right to extend the Third A&R ARKS S&O Agreement, and (iii) if the Third A&R BSR S&O Agreement is still in effect, concurrently exercise its right to extend the Third A&R BSR S&O Agreement.
3.3    Applicability of Certain Schedules With Respect to Third Restatement Adjustment Date. For all purposes of this Agreement and any other Transaction Document, with respect to the period from the Third Restatement Effective Date to the Third Restatement Adjustment Date, Schedule B shall mean Schedule B‑1, Schedule D shall mean Schedule D‑1, Schedule L shall mean Schedule L-1, and Schedule CC shall mean Schedule CC-1; and with respect to the period from and including the Third Restatement Adjustment Date, Schedule B shall mean Schedule B‑2, Schedule D shall mean Schedule D‑2, Schedule L shall mean Schedule L-2, and Schedule CC shall mean Schedule CC-2.
3.4    Obligations upon Termination. In connection with the termination of the Agreement on the Expiration Date, the Parties shall perform their obligations relating to termination pursuant to Article 20.
ARTICLE 4

COMMENCEMENT DATE TRANSFER
4.1    Transfer and Payment on the Commencement Date. The Parties acknowledge and agree that the Commencement Date Volumes were sold and transferred and payment of the Estimated Commencement Date Value was made as provided in the Inventory Sales Agreements.
4.2    Post-Commencement Date Reconciliation and True-Up. The Parties further acknowledge that the determination and payment of the Definitive Commencement Date Value has been made as provided in the Inventory Sales Agreements.
ARTICLE 5

PURCHASE AND SALE OF CRUDE OIL

5.1    Sale of Crude Oil. On and after the Initial Delivery Date through the end of the Term, and subject to (a) Aron’s ability to procure Crude Oil in accordance with the terms hereof, (b) its receipt of Crude Oil under Procurement Contracts and (c) the Company’s maintenance of the Base Agreements and Required Storage and Transportation Arrangements and compliance with the terms and conditions hereof, Aron will endeavor, in a commercially reasonable manner, to enter into Procurement Contracts that will accommodate, in the aggregate, monthly deliveries of Crude Oil up to [***] Barrels per day and the Company agrees to purchase and receive from Aron all such Crude Oil as provided herein and subject to the terms and conditions hereof. Aron shall, in accordance with the terms and conditions hereof, be the exclusive owner of Crude Oil in the Crude Storage Tanks.
5.2    Monthly Forecasts and Projections.
(a)    Before the Contract Cutoff Date in any Nomination Month, the Company shall provide Aron with a written forecast of the Refinery’s anticipated Crude Oil requirements for the related Delivery Month (each, a “Monthly Crude Forecast”).
(b)    [Reserved.]
(c)    The Company shall promptly notify Aron in writing upon learning of any material change in any Monthly Crude Forecast or if it is necessary to delay any previously scheduled pipeline nominations.
(d)    The Parties acknowledge that the Company is solely responsible for providing the Monthly Crude Forecast and for making any adjustments thereto, and the Company agrees that all such forecasts and projections shall be prepared in good faith, with due regard to all available and reliable historical information and the Company’s then-current business prospects, and in accordance with such standards of care as are generally applicable in the U.S. oil refining industry. The Company acknowledges and agrees that (i) Aron shall be entitled to rely and act upon all such forecasts and projections and shall not be deemed in breach hereof to the extent any such breach or alleged breach is attributable to its having acted or relied thereon, and (ii) Aron shall not have any responsibility to make any investigation into the facts or matters stated in such forecasts or projections.
5.3    Procurement of Crude Oil.
(a)    As of the Commencement Date, Procurement Contracts consisted of (i) such Procurement Contracts as LOTT and Aron may have entered into and (ii) such Procurement Contracts with certain Third Party Suppliers as shall have been novated from LOTT to Aron, in each case providing for the purchase of Crude Oil to be processed at the Refinery for April or May 2011. In connection with such novated Procurement Contracts, the parties acknowledge that, concurrently with the effectiveness of such novations, Aron and LOTT entered into transactions identical to the novated Procurement Contracts (the “Back-to-Back Contracts”), except with Aron as seller thereunder and certain other modifications as specified in a letter agreement between Aron and LOTT, dated April 27, 2011. The parties further acknowledge and agree that, as a result of such novated Procurement Contracts, the

Back-to-Back Contracts and the terms of the LOTT Inventory Sales Agreement, (i) from and after the effectiveness of such novations to the Inventory Measurement Time under the LOTT Inventory Sales Agreement, all Crude Oil delivered under the novated Procurement Contracts and the Back-to-Back Contracts shall have been or shall be transferred from the relevant Third Party Supplier to Aron and then from Aron to LOTT and (ii) from and after the Inventory Transfer Time under the LOTT Inventory Sales Agreement to the Inventory Measurement Time under the LOTT Inventory Sales Agreement, all such Crude Oil that is held or received at any of the Inventory Transfer Locations shall be transferred by LOTT to Aron under and in accordance with the terms of the LOTT Inventory Sales Agreement.
(b)    From time to time during the Term of this Agreement, the Company may propose that an additional Procurement Contract be entered into, including any such additional Procurement Contract as may be entered into in connection with the expiration of an outstanding Procurement Contract. If the Parties mutually agree to seek additional Procurement Contracts, then the Company shall endeavor to identify quantities of Crude Oil that may be acquired on a spot or term basis from one or more Third Party Suppliers. The Company may negotiate with any such Third Party Supplier regarding the price and other terms of such potential additional Procurement Contract. The Company shall have no authority to bind Aron to, or enter into on Aron’s behalf, any additional Procurement Contract or Procurement Contract Assignment, and the Company shall not represent to any third party that it has such authority. If the Company has negotiated an offer from a Third Party Supplier for an additional Procurement Contract (and if relevant, Procurement Contract Assignment) that the Company wishes to be executed, the Company shall apprise Aron in writing using the applicable trade ticket included on Schedule Q (the “Crude Procurement Request”) (which may be via email) of the terms of such offer, Aron shall promptly determine and advise the Company as to whether Aron consent to accept such offer. If Aron indicates its consent to accept such offer, then Aron shall promptly endeavor to formally communicate its acceptance of such offer to the Company and such Third Party Supplier so that the Third Party Supplier and Aron may enter into a binding additional Procurement Contract (and if relevant, Procurement Contract Assignment) provided that any additional Procurement Contract (and, if relevant, related Procurement Contract Assignment) shall require Aron’s express agreement and Aron shall not have any liability under or in connection with this Agreement if for any reason it, acting in good faith, does not agree to any proposed additional Procurement Contract or related Procurement Contract Assignment.
(c)    If the Company determines, in its reasonable judgment, that it is commercially beneficial for the Refinery to run a particular grade and/or volume of Crude Oil that is available from a Third Party Supplier that is not a counterparty with which Aron is then prepared to enter into a contract, then the Company may execute a Refinery Procurement Contract to acquire such Crude Oil for the Company’s account and, unless an Aron Procurement Contract is executed with respect thereto pursuant to Section 5.3(g), such Crude Oil if delivered to a Crude Intake Point shall constitute Other Barrels.
(d)    Title for each quantity of Crude Oil to be delivered into a Crude Storage Tank shall pass to Aron, (i) if delivered under a Procurement Contract with a Third Party Supplier,

from such Third Party Supplier as provided in the relevant Procurement Contract, (ii) if delivered under a Procurement Contract with the Company or LOTT, from the Company or LOTT as provided in the relevant Procurement Contract and (iii) if not delivered under a Procurement Contract (and whether such delivery is via an Included Crude Pipeline or another crude pipeline), from the Company as the Crude Oil passes the Crude Intake Point.
(e)    For each quantity of Crude Oil to be delivered directly into a Specified Lien Location, (i) if delivery occurs under a Procurement Contract with a Third Party Supplier, title shall pass on a simultaneous flash title basis so that, at the relevant delivery point under such Procurement Contract, at the moment in time when title and risk of loss to any quantity is transferred by a Third Party Supplier to Aron under such Procurement Contract, title and risk of loss to that same quantity will be transferred from Aron to the Company, (ii) if delivery occurs under a Procurement Contract with the Company or LOTT, title shall pass on a simultaneous flash title basis so that, at the relevant delivery point under such Procurement Contract, at the moment in time when title and risk of loss to any quantity is transferred by the Company or LOTT to Aron under such Procurement Contract, title and risk of loss to that same quantity will be transferred from Aron to the Company and (iii) if such Crude Oil consists of Other Barrels, then title and risk of loss shall either pass at the relevant point at which delivery is made by LOTT to the Company if LOTT is delivering such Crude Oil or continue to be held by the Company if the Company is delivering such Crude Oil.
(f)    The Parties acknowledge that the consideration due from Aron to the Company for any Crude Oil that is not delivered under a Procurement Contract will be reflected in the Monthly True-Up Amounts determined following delivery and in accordance with Schedule C.
(g)    No later than the fifth (5th) Business Day of the month preceding a Delivery Month, the Company shall inform Aron whether the Company has purchased or intends to purchase any Crude Oil that is being procured under a Refinery Procurement Contract for delivery during such Delivery Month (“Refinery Procured Barrels”). In connection with each such quantity of Refinery Procured Barrels, the Company may provide to Aron a trade ticket stating the quantity, grade and delivery terms of such Refinery Procured Barrels expected to be delivered to an Included Location or Specified Lien Location during such Delivery Month and, provided no Default (of which Aron has provided notice to the Company) or Event of Default with respect to the Company has occurred and is then continuing, the Company and Aron shall enter into an Aron Procurement Contract under which Aron shall purchase such quantity from the Company and title shall pass as provided in Section 5.3(d) or (e) above as applicable and Aron shall promptly provide to the Company a written confirmation of such Aron Procurement Contract. If any change occurs in the quantity, grade or delivery terms of the Refinery Procured Barrels that the Company expects to procure for delivery during such Delivery Month, the Company shall promptly advise Aron of such change and the related Aron Procurement Contract shall be modified accordingly. With respect to any confirmation issued by Aron to the Company in connection with an Aron Procurement Contract with the Company, if Aron does not receive from the Company either acceptance or notification of a bona fide error within two (2) Business Days after receipt of such confirmation, then the Company shall be deemed to have accepted such confirmation, and such confirmation shall be effective and binding upon the Parties.
(h)    Unless otherwise agreed by Aron (in its discretion), the Company and LOTT covenant and agree that (i) they will use commercially reasonable efforts to enter into Exchange Procurement Contract during any month so as to eliminate any volume imbalance and (ii) the sole purpose and intent of any such Exchange Procurement Contract shall be to, directly or indirectly, procure Crude Oil to be processed at the Refinery.
(i)    With respect to all Crude Oil, LOTT covenants and agrees to be the party responsible for making entry of goods into the U.S., meeting the reporting requirements and payment obligations of U.S. Customs for the importation of goods, compliance with all free trade zone bonding, reporting and duty payments, and serving as importer of record in connection herewith.
5.4    Nominations under Procurement Contracts and for Pipelines.
(a)    On the Business Day following receipt of the Monthly Crude Forecast and prior to the delivery of the Projected Monthly Run Volume, Aron shall provide to the Company Aron’s preliminary Target Month End Crude Volume and Target Month End Product Volume for the related Delivery Month if different from the Target Month End Crude Volume and Target Month End Product Volume for the related Delivery Month previously provided in Sections 7.2(b) and 7.3(b). As set forth in Section 7.2(a), by no later than two (2) Business Days prior to the earliest Contract Cutoff Date occurring in such Nomination Month, the Company shall provide to Aron the Projected Monthly Run Volume for the Delivery Month for which deliveries must be nominated prior to such Contract Cutoff Dates. As part of such Projected Monthly Run Volume, the Company may specify the grade of such Projected Monthly Run Volume, provided that such grades and their respective quantities specified by the Company shall fall within the grades and quantities then available to be nominated by Aron under the outstanding Procurement Contracts.
(b)    Provided that the Company provides Aron with the Projected Monthly Run Volume as required under Section 5.4(a), Aron shall make all scheduling and other selections and nominations (collectively, “Contract Nominations”) that are to be made under the Procurement Contracts on or before the Contract Cutoff Dates for the Procurement Contracts and such Contract Nominations shall reflect the quantity of each grade specified by the Company in such Projected Monthly Run Volume. Should any Contract Nomination not be accepted by any Third Party Supplier under a Procurement Contract, Aron shall promptly advise the Company and use commercially reasonable efforts with the Company and such Third Party Supplier to revise the Contract Nomination subject to the terms of any such Procurement Contract. Aron shall provide the Company with confirmation that such Contract Nominations have been made.
(c)    Insofar as any pipeline nominations are required to be made by Aron for any Crude Oil prior to any applicable Pipeline Cutoff Date for any month, Aron shall be responsible for making such pipeline and terminal nominations for that month; provided that, Aron’s obligation to make such nominations shall be conditioned on its receiving from the Company scheduling instructions for that month a sufficient number of days prior to such Pipeline Cutoff Date so that Aron can make such nominations within the lead times required by such pipelines and terminals. Aron shall not be responsible if a Pipeline System is unable to accept Aron’s nomination or if the Pipeline System must allocate Crude Oil among its shippers.
(d)    The Parties agree that the Company may, from time to time, request that Aron make adjustments or modifications to Contract Nominations it has previously made under the Procurement Contracts. Promptly following receipt of any such request, Aron will use its commercially reasonable efforts to make such adjustment or modification, subject to any limitations or restrictions under the relevant Procurement Contracts. Any additional cost or expenses incurred as a result of such an adjustment or modification shall constitute an Ancillary Cost hereunder.
(e)    Aron shall not nominate or to its knowledge otherwise acquire any Crude Oil with characteristics that are not previously approved by the Company for use at the Refinery, such approval to be in the Company’s discretion; provided that any Crude Oil purchased pursuant to a Procurement Contract proposed by the Company shall be deemed to have characteristics approved by the Company for purposes of this clause. The foregoing shall not limit the Company’s rights to pursue any claims against third parties as contemplated by Section 5.9 below.
(f)    In addition to the nomination process, Aron and the Company shall follow the mutually agreed communications protocol as set forth on Schedule J hereto, with respect to ongoing daily coordination with feedstock suppliers, including purchases or sales of Crude Oil outside of the normal nomination procedures.
(g)    Each of the Company and Aron agrees to use commercially reasonable efforts in preparing the forecasts, projections and nominations required by this Agreement in a manner intended to maintain Crude Oil and Product operational volumes within the Operational Volume Range.
(h)    Prior to entering into any Ancillary Contract that does not by its terms expire or terminate on or before the Expiration Date, Aron will, subject to any confidentiality restrictions, afford the Company an opportunity to review and comment on such Ancillary Contract or the terms thereof and to confer with the Company regarding such Ancillary Contract and terms, and if Aron enters into any such Ancillary Contract without the Company’s consent, the Company shall not be obligated to assume such Ancillary Contract pursuant to Section 20.1(c) below.
5.5    Transportation, Storage and Delivery of Crude Oil.
(a)    Aron shall have the exclusive right to inject, store and withdraw (except for such injections or withdrawals by the Company otherwise contemplated hereby) Crude Oil in the Crude Storage Tanks as provided in the Storage Facilities Agreement.

(b)    Pursuant to the Required Storage and Transportation Arrangements, Aron shall have the right to inject (except for such injections by the Company otherwise contemplated hereby), store, transport and withdraw Crude Oil in and on the Included Crude Pipeline to the same extent as the Company’s rights to do so prior to the implementation of the Required Storage and Transportation Arrangements. With respect to any activities involving Crude Oil covered by the Storage Facilities Agreement or any Required Storage and Transportation Arrangement, Aron may from time to time appoint the Company or LOTT as Aron’s agent thereunder for such activities as Aron may specify.
(c)    Provided no Default (of which Aron has provided notice to the Company) or Event of Default by the Company or LOTT has occurred and is continuing, the Company shall be permitted to withdraw from the Crude Storage Tanks and take delivery of Crude Oil on any day and at any time. The withdrawal and receipt of any Crude Oil by the Company at the Crude Delivery Point shall be on an “ex works” (EXW Incoterms 2010) basis. The Company shall bear sole responsibility for arranging the withdrawal of Crude Oil from the Crude Storage Tanks. The Company shall take commercially reasonable actions necessary to maintain a connection with the Crude Storage Tanks to enable withdrawal and delivery of Crude Oil to be made as contemplated hereby.
(d)    Provided no Default (of which Aron has provided notice to the Company) or Event of Default by the Company or LOTT has occurred and is continuing, the Company shall be permitted to withdraw from Specified Lien Locations. The Company shall bear sole responsibility for arranging the withdrawal of Crude Oil from Specified Lien Locations. The Company shall take commercially reasonable actions necessary to maintain a connection with the Specified Lien Locations to enable withdrawal and delivery of Crude Oil to be made as contemplated hereby.
5.6    Title, Risk of Loss and Custody.
(a)    Title to and risk of loss of the Crude Oil held in the Crude Storage Tanks shall pass from Aron to the Company at the Crude Delivery Point. The Company shall assume custody of the Crude Oil as it passes the Crude Delivery Point; provided that prior to such delivery the Company shall have custody of such Crude Oil in accordance with Section 5.6(b) below.
(b)    During the time any Crude Oil or Products is held in any Storage Facilities, the Company or LOTT, in its capacity as operator of the Storage Facilities and pursuant to the Storage Facilities Agreement, shall be solely responsible for compliance (or causing applicable third parties other than Aron to comply) with all Applicable Laws, including all Environmental Laws, pertaining to the possession, handling, use and processing of such Crude Oil or Products and shall indemnify and hold harmless Aron, its Affiliates and their agents, representatives, contractors, employees, directors and officers, for all Liabilities directly or indirectly arising from failure by the Company or LOTT to so comply (or to cause such compliance), except to the extent such Liabilities are caused by or attributable to any of the matters for which Aron is indemnifying the Company pursuant to Section 21.1.

(c)    At and after transfer of any Crude Oil at the Crude Delivery Point from Aron to the Company pursuant to Section 5.6(a) above, the Company shall be solely responsible for compliance (or causing applicable third parties other than Aron to comply) with all Applicable Laws, including all Environmental Laws pertaining to the possession, handling, use and processing of such Crude Oil and shall indemnify and hold harmless Aron, its Affiliates and their agents, representatives, contractors, employees, directors and officers, for all Liabilities directly or indirectly arising from failure by the Company to so comply.
(d)    Notwithstanding anything to the contrary herein, Aron and the Company and LOTT agree that the Company and LOTT shall have an insurable interest in Crude Oil that is subject to a Procurement Contract or as otherwise subject to this Agreement, and that the Company or LOTT may, at its election and with prior notice to Aron, endeavor to insure the Crude Oil. If pursuant to the terms of this Agreement, the Company or LOTT has fully compensated Aron therefor as required hereunder, then (subject to any other setoff or netting rights Aron may have hereunder) any insurance payment to Aron made to cover the same shall be promptly paid over by Aron to the Company or LOTT.
(e)    Without limiting any of obligations hereunder of the Company or LOTT to cause any actions by third parties, it is acknowledged that in determining how to comply with such obligations, the Company and LOTT may use such contractual or other arrangements as they deem necessary or appropriate.
5.7    Contract Documentation, Confirmations and Conditions.
(a)    Aron’s obligations to deliver Crude Oil under this Agreement shall be subject to (i) the Company’s identifying and negotiating potential Procurement Contracts, in accordance with Section 5.3, that are acceptable to both the Company and Aron relating to a sufficient quantity of Crude Oil to meet the Refinery’s requirements, (ii) the Company’s performing its obligations hereunder with respect to providing Aron with timely nominations, forecasts and projections (including Projected Monthly Run Volumes, as contemplated in Section 5.4(a)) so that Aron may make timely nominations under the Procurement Contracts, (iii) all of the terms and conditions of the Procurement Contracts, (iv) any other condition set forth in Section 5.1 above and (v) no Event of Default having occurred and continuing with respect to the Company.
(b)    In documenting each Procurement Contract, Aron will endeavor and cooperate with the Company, in good faith and in a commercially reasonable manner, to obtain the Third Party Supplier’s agreement that a copy of such Procurement Contract may be provided to the Company; provided that this Section 5.7(b) in no way limits the Company’s rights to consent to all Procurement Contracts as contemplated by Section 5.3. In addition, to the extent it is permitted to do so, Aron will endeavor to keep the Company apprised of, and consult with the Company regarding, the terms and conditions being incorporated into any Procurement Contract under negotiation with a Third Party Supplier. Notwithstanding the foregoing, Aron and the Company may pre-agree on one or more standard sets of general terms and conditions and modifications thereto upon which Procurement Contracts may be executed without any further obligation of Aron to apprise the Company of such terms and conditions incorporated into such Procurement Contract and may, from time to time, agree to alterations or further modifications to such pre-agreed terms.
(c)    The Company acknowledges and agrees that, subject to the terms and conditions of this Agreement, it is obligated to purchase and take delivery of all Crude Oil acquired by Aron under Procurement Contracts executed in connection herewith and subject to the terms and conditions specified in Section 5.4 above. In the event of a dispute, Aron will provide, to the extent legally and contractually permissible, to the Company, a copy of the Procurement Contract in question.
5.8    [Reserved]
5.9    Quality Claims and Claims Handling.
(a)    The failure of any Crude Oil that Aron hereunder sells to the Company to meet the specifications or other quality requirements applicable thereto as stated in Aron’s Procurement Contract for that Crude Oil shall be for the sole account of the Company and shall not entitle the Company to any reduction in the amounts due by it to Aron hereunder; provided, however, that any claims made by Aron with respect to such non-conforming Crude Oil shall be for the Company’s account and resolved in accordance with Section 5.9(d).
(b)    The Parties shall consult with each other and coordinate how to handle and resolve any claims arising in the ordinary course of business (including claims related to Crude Oil, pipeline or ocean transportation, and any dispute, claim, or controversy arising hereunder between Aron and any of its vendors who supply goods or services in conjunction with Aron’s performance of its obligations under this Agreement) made by or against Aron. In all instances wherein claims are made by a third party against Aron which will be for the account of the Company, the Company shall have the right, subject to Section 5.9(c), to either direct Aron to take commercially reasonable actions in the handling of such claims or assume the handling of such claims in the name of Aron, all at the Company’s cost and expense. To the extent that the Company believes that any claim should be made by Aron for the account of the Company against any third party (whether a Third Party Supplier, terminal facility, pipeline, storage facility or otherwise), and subject to Section 5.9(c), Aron will take any commercially reasonable actions requested by the Company either directly, or by allowing the Company to do so, to prosecute such claim, all at the Company’s cost and expense and all recoveries resulting from the prosecution of such claim shall be for the account of the Company.
(c)    Aron shall, in a commercially reasonable manner, cooperate with the Company in prosecuting any such claim. If the Company requests that Aron assist in prosecuting any such claim, Aron shall be entitled to assist in the prosecution of such claim at the Company’s expense. Aron shall also be entitled to assist at its own expense in prosecuting any such claim other than by the request of the Company.

(d)    Notwithstanding anything in Section 5.9(b) to the contrary but subject to Section 5.9(e), Aron may notify the Company that Aron is retaining control over the resolution of any claim referred to in Section 5.9(b) if Aron, in its reasonable judgment, has determined that it has commercially reasonable business considerations for doing so based on any relationships that Aron or any of its Affiliates had, has or may have with the third party involved in such claim; provided that, subject to such considerations, Aron shall use commercially reasonable efforts to resolve such claim, at the Company’s expense and for the Company’s account or, at its option, Aron may assign to the Company all of Aron’s rights under and to pursue such claim after which Aron shall have no further obligation with respect thereto. In addition, any claim that is or becomes subject to Article 21 shall be handled and resolved in accordance with the provisions of Article 21.
(e)    If any claim contemplated in this Section 5.9 involves a counterparty that is an Affiliate of Aron and the management and operation of such counterparty is under the actual and effective control of Aron, then the Company shall control the dispute and resolution of such claim.
5.10    Communications.
(a)    Each Party shall promptly provide to the other copies of any and all written communications and documents between it and any third party which in any way relate to Ancillary Costs, including but not limited to written communications and documents with Pipeline Systems, provided that Aron has received such communications and documents in respect of the Pipeline System and/or any communications and documents related to the nominating, scheduling and/or chartering of vessels; provided that neither Party shall be obligated to provide to the other any such materials that contain proprietary or confidential information and, in providing any such materials, such Party may redact or delete any such proprietary or confidential information.
(b)    With respect to any proprietary or confidential information referred to in Section 5.10(a), Aron shall promptly notify the Company of the nature or type of such information and use its commercially reasonable efforts to obtain such consents or releases as necessary to permit such information to be made available to the Company.
(c)    The Parties shall coordinate all nominations and deliveries according to the scheduling and communications protocol on Schedule J hereto.
5.11    Deemed Acceptance. With respect to any trade confirmation issued by Aron to the Company in connection with any transaction relating to this Agreement, if Aron does not receive from the Company either acceptance or notification of a bona fide error within two (2) Business Days after receipt of such confirmation, then the Company shall be deemed to have accepted such confirmation, and such confirmation shall be effective and binding upon the Parties.
ARTICLE 6

PURCHASE VALUE FOR CRUDE OIL

6.1    Daily Volumes. Each Business Day the Company shall provide to Aron, by no later than 2:00 p.m. CPT, available meter tickets and/or meter readings, and tank gauge readings confirming the Measured Crude Quantity for each Crude Storage Tank for all Delivery Dates since the prior Business Day.
6.2    Purchase Value. As the purchase value for the Net Crude Sales Volume for any month, the Company shall owe to Aron when due the Monthly Crude Payment determined with respect to that Net Crude Sales Volume, subject to application of the relevant Prices and Index Amounts as provided on Schedule B hereto and calculation of the Monthly Crude Oil True-Up Amount as provided for on Schedule C hereto, and payable as provided in Section 10.2.
6.3    Monthly Crude Payment. For any month, the “Monthly Crude Payment” shall equal, with respect to the Net Crude Sales Volume for such month, the sum of (A) the product of (1) the Monthly Crude Price for that month and (2) the Net Crude Sales Volume for such month (the amount determined in this clause (A) may be a positive or negative number), (B) the Crude Purchase Fee for that month and (C) the Ancillary Costs for that month. If the Monthly Crude Payment is a negative number, then the absolute value thereof shall represent an amount owed from Aron to the Company and payable as provided in Section 10.2.
6.4    Crude Purchase Fee.
(a)    Prior to Third Restatement Adjustment Date. Prior to the Third Restatement Adjustment Date, as used herein:
(i)    For any month, the “Crude Purchase Fee” shall equal the sum of:
(A) the product of (1) the Pre-Adjustment Level One Fee per barrel and (2) the Reduced Fee Barrels for such month, plus
(B) the product of (1) the Pre-Adjustment Level Two Fee per barrel and (2) the greater of (x) zero and (y) the Actual Monthly Crude Run for such month minus the sum of the Reduced Fee Barrels for such month and the Waived Fee Barrels for such month.
(ii)    “Reduced Fee Barrels” means, for any month, whichever of the following is the smallest quantity: (i) the Actual Monthly Crude Run for such month minus the Volume Cap for Waived Crude Fee, (ii) the Designated Company-Sourced Barrels for such month minus the Volume Cap for Waived Crude Fee and (iii) the Volume Cap for Reduced Crude Fee for such month; provided that in no event shall the foregoing be less than zero.
(iii)    “Actual Monthly Crude Run” means, for any month, the Net Crude Sales Volume for such month plus the aggregate quantity of those Other Barrels that are actually delivered and received at the Crude Storage Tanks during such month.

(iv)    “Waived Fee Barrels” means the sum of (i) the lesser of the Designated Company-Sourced Barrels and the Volume Cap for Waived Crude Fee and (ii) the Additional Waived Fee Barrels; provided that, for each 12 consecutive month period commencing on an anniversary of the Adjustment Date or any shorter period commencing on such a date and ending on a Termination Date hereunder (each, a “Waived Fee Barrel Period”), the Waived Fee Barrels due for the final month of such period may be subject to adjustment as provided in Section 6.4(a)(v) below.
(v)    For each Waived Fee Barrel Period, Aron shall determine the number of Waived Fee Barrels for that period (“Total Waived Fee Barrels”) by applying such term and the various components thereof to the entire period (rather to a single month) as if each such term and component referred to such period and not a single month. If, for any Waived Fee Barrel Period, the sum of the Waived Fee Barrels for all months during such period (which for the final month of such period shall be calculated without giving effect to any adjustment under this Section 6.4(a)) exceeds the Total Waived Fee Barrels for such period, then the number of Waived Fee Barrels for the final month of such period used in computing the Crude Purchase Fee for such month shall equal the Waived Fee Barrels for such month (calculated without giving effect to any adjustment under this Section 6.4(a)) minus such excess (it being acknowledged that such number may be a positive or negative amount).
(vi)    For each Procurement Contract under which Aron is seller, the Parties shall, at or prior the time such Procurement Contract is executed, agree to a per Barrel fee due from the Company to Aron in connection with such Procurement Contract, with the product of such per Barrel fee and the quantity delivered by Aron under such Procurement Contract shall being a “Crude Sales Fee”. For each month, the “Counterparty Crude Sales Fee” shall be the sum of the Crude Sales Fees for all quantities of Crude Oil delivered by Aron under Procurement Contracts in which Aron is seller.
(b)    Following Third Restatement Adjustment Date. Following to the Third Restatement Adjustment Date, as used herein:
(i)    For any month, the “Crude Purchase Fee” shall equal the sum of:
(A) the product of (1) the Level One Fee per barrel and (2) the Level One Barrels for such month, plus
(B) the product of (1) Level Two Fee per barrel and (2) the Level Two Barrels for such month.
(ii)    “Third Party Barrels” means, for any month, the number of barrels purchased by Aron from any Third Party Supplier (other than any Affiliate of the Company).

(iii)    “Level One Barrels” means, for any month, the number of Third Party Barrels not in excess of [***] barrels.
(iv)    “Level Two Barrels” means, for any month, the number of Third Party Barrels (if any) in excess of the Level One Barrels for such month.
(v)    For each Procurement Contract under which Aron is seller, the Parties shall, at or prior the time such Procurement Contract is executed, agree to a per Barrel fee due from the Company to Aron in connection with such Procurement Contract, with the product of such per Barrel fee and the quantity delivered by Aron under such Procurement Contract shall being a “Crude Sales Fee”. For each month, the “Counterparty Crude Sales Fee” shall be the sum of the Crude Sales Fees for all quantities of Crude Oil delivered by Aron under Procurement Contracts in which Aron is seller.
6.5    Material Crude Grade Changes. If either the Company or Aron concludes in its reasonable judgment that the specifications (including specific gravity and sulfur content of the Crude Oil) of the Crude Oil procured, or projected to be procured, differ materially from the grades that have generally been run by the Refinery, then the Company and Aron will endeavor in good faith to mutually agree on (i) acceptable indices for such Crude Oil, and (ii) a settlement payment from one Party to the other sufficient to compensate the relevant Party for the relative costs and benefits to each of the differences in value between the prior indices and the amended indices.
6.6    Upon Aron’s request, the Company will, subject to any confidentiality restrictions, provide documentation evidencing all purchases of Designated Company-Sourced Barrels for any month.
ARTICLE 7

TARGET INVENTORY LEVELS AND WORKING CAPITAL ADJUSTMENT
7.1    Target Inventory Levels. Aron will set monthly inventory targets for Crude Oil and Products. Such monthly inventory targets for Crude Oil and Products shall be subject to (i) the Baseline Volumes and (ii) the sum of Baseline Volumes plus Volumes in Excess of Baseline for each Pricing Group indicated on Schedule D hereto (each sum, a “Maximum Volume”).
7.2    Target Month End Crude Volume.
(a)    By no later than two (2) Business Days prior to the earliest Contract Cutoff Date occurring in each Nomination Month, the Company shall notify Aron of the aggregate quantity of Crude Oil that the Company expects to run at the Refinery during the subject Delivery Month (the “Projected Monthly Run Volume”).
(b)    By no later than the last Business Day of each Nomination Month, Aron shall notify the Company of the quantity of Crude Oil that Aron is designating as the “Target Month End Crude Volume” for the Delivery Month related to that Nomination Month;

provided that such Target Month End Crude Volume shall not exceed the Maximum Volume or be less than the Baseline Volume for Crude Oil indicated on Schedule D, subject to Section 7.2(c) below.
(c)    During the first two months of deliveries of Crude Oil made pursuant to the Original Agreement, Aron’s Target Month End Crude Volume and Target Month End Product Volume were the amounts specified on Schedule I to the Original Agreement.
(d)    If, for any month, the Actual Month End Crude Volume exceeds the Maximum Volume or the Actual Month End Crude Volume is less than the Baseline Volume, then Aron may change the Target Month End Crude Volume for such month as follows:
(i)    If the Actual Month End Crude Volume is above the Target Month End Crude Volume, then Aron may increase the Target Month End Crude Volume for such Delivery Month to equal the Actual Month End Crude Volume or (ii) if the Target Month End Crude Volume is above the Actual Month End Crude Volume, then Aron may reduce the Target Month End Crude Volume for such Delivery Month to equal the Actual Month End Crude Volume. Aron must notify the Company of its intent to make this change within four (4) Business Days after the end of such Delivery Month. The Company may dispute this change within one (1) Business Day after receiving such notification from Aron. In all cases described above, the changed Target Month End Crude Volume affects only the subject month and does not impact the calculation of the Target Month End Crude Volume in subsequent months.
(ii)    In addition, Aron may adjust the Target Month End Crude Volume with the consent of the Company.
In all cases described above, the changed Target Month End Crude Volume affects only the subject month and does not impact the calculation of the Target Month End Crude Volume in subsequent months pursuant to Section 7.2(b).
7.3    Target Month End Product Volume.
(a)    The Company shall provide to Aron its standard Products inventory and production report substantially in the form of Schedule O hereto (the “MTD Performance Report”). The MTD Performance Report shall be provided to Aron from time to time in accordance with the Company’s past practices with respect to such report.
(b)    For each month and each type of Product, Aron shall from time to time (but subject to any applicable notification deadlines specified on Schedule D hereto) specify an aggregate quantity and grade that shall be the “Target Month End Product Volume” for that month, which shall represent that volume (which may be zero or a positive number) targeted for that Product (except that the Target Month End Product Volume for each type of Product as of the end of the first month of the Term shall be the respective volumes specified as such on Schedule I hereto). Notwithstanding the foregoing, Target Month End Product Volume shall in no event exceed a Maximum Volume or be less than the Baseline Volume for such Product unless Aron establishes such a Month End Product Volume as otherwise permitted under this Section 7.3.
(c)    Provided that the Company has complied in all material respects with its obligations under the Marketing and Sales Agreement, and subject to events of Force Majeure, facility turnarounds, the performance of any third parties (including purchasers of Products under the Marketing and Sales Agreement), Aron will, in establishing each Target Month End Product Volume, cause such Target Month End Product Volume to be within the applicable range specified for such Product on Schedule D hereto.
(d)    At any time prior to the beginning of the month to which a Target Month End Product Volume relates (but subject to any applicable notification deadlines specified on Schedule D hereto), Aron may change such Target Month End Product Volume.
(e)    After Aron has established a Target Month End Product Volume, it may change such Target Month End Product Volume if one of the following occurs: (i) the Actual Month End Product Volume is below the minimum of the Operational Volume Range or (ii) the Actual Month End Product Volume is above the maximum of the Operational Volume Range, in which case Aron may change its Target Month End Product Volume for such month to equal the Actual Month End Product Volume. Aron must notify the Company of its intent to make this change within four (4) Business Days after the end of such Delivery Month. The Company may dispute this change within one (1) Business Day after receiving such notification from Aron. In all cases described above, the changed Target Month End Product Volume affects only the subject month and does not impact the calculation of the Target Month End Product Volume in subsequent months.
(f)    The Target Month End Product Volume will be adjusted in accordance with the procedure for Excluded Transactions as described in the Marketing and Sales Agreement.
In addition, Aron may adjust the Target Month End Product Volume with the consent of the Company.
7.4    Monthly Working Capital Adjustment. Promptly after the end of each month, Aron shall reasonably determine the Monthly Working Capital Adjustment.
7.5    Monthly Product Sale Adjustments. For each month (or portion thereof) during the term of the Marketing and Sales Agreement and for each Product Group, Aron shall reasonably determine whether an amount is due by one Party to the other (for each Product Group, a “Monthly Product Sale Adjustment”) in accordance with the following terms and conditions:
(a)    For each Product Group and relevant period, Aron shall reasonably determine (i) the aggregate quantity of barrels of such Product Group sold during such period under Product Purchase Agreements and Company Purchase Agreements, (ii) the aggregate quantity of barrels of such Product Group sold under Excluded Transactions executed pursuant to Section 2.2(c) of the Marketing and Sales Agreement and (iii) the Aggregate Receipts (as defined below);

(b)    If, for any Product Group and relevant period, (i) the Aggregate Receipts exceeds the Index Value (as defined below), then the Monthly Product Sale Adjustment for that Product Group shall equal such excess and shall be due to the Company and (ii) the Index Value exceeds the Aggregate Receipts, then the Monthly Product Sale Adjustment for that Product Group shall equal such excess and shall be due to Aron;
(c)    If Aron determines that any Monthly Product Sale Adjustment is due, it will include its calculation of such amount in the documentation provided to the Company for the relevant period pursuant to Section 10.2 and such Monthly Product Sale Adjustment shall be incorporated as a component of the Monthly True-Up Amount due for such period, which, if due to the Company, shall be expressed as a positive number and, if due to Aron, shall be expressed as a negative number; and
(d)    As used herein:
(i)    “Aggregate Receipts” means, for any Product Group and relevant period, the sum of (x) the actual aggregate purchase value invoiced by Aron for all quantities of such Product Group that Aron delivered during such period (without giving effect to any offsetting Excluded Transactions) under Product Purchase Agreements with Customers and under Company Purchase Agreements with Company Purchasers (each as defined in the Marketing and Sales Agreement) and (y) for any Excluded Transaction executed pursuant to Section 2.2(c) of the Marketing and Sales Agreement, the aggregate purchase value that would have been payable under the proposed Product Purchase Agreement in connection with which such Excluded Transaction was executed;
(ii)    “Index Value” means, for any Product Group and relevant period, the product of (A) the sum of the aggregate quantity of barrels of such Product Group sold during such period (without giving effect to any offsetting Excluded Transactions) under Product Purchase Agreements and Company Purchase Agreements and the quantity of sales for such period covered by clause (y) of the definition of Aggregate Receipts, and (B) the Long Product FIFO Value for that Product Group and period.
7.6    Monthly Cover Costs. If, for any month (or portion thereof), Aron reasonably determines that, as a result of the Company’s failure to produce the quantities of Product projected under this Agreement or the Company’s failure to comply with its obligations under the Marketing and Sales Agreement, Aron retains insufficient quantities of Product to comply with its obligations to any third parties or the Company, whether under Product Purchase Agreements, Company Purchase Agreements or Excluded Transactions, and Aron incurs any additional costs and expenses in procuring and transporting Product from other sources for purposes of covering such delivery obligations or the shortfall in the quantity held for its account (collectively, “Monthly Cover Costs”), then the Company shall be obliged to reimburse Aron for such Monthly Cover Costs. If Aron determines that any Monthly Cover Costs are due to it, Aron shall promptly communicate such determination to the Company and, subject to any mitigation of such costs actually achieved by the Company, include the calculation of such amount in the documentation provided to the Company for the relevant period pursuant to Section 10.2 and such Monthly Cover Costs shall be incorporated as a component of the Monthly True-Up Amount due for such period hereunder.
7.7    Costs Related to Shortfall. To the extent that Aron is required to cover any shortfall in any Product delivery, whether under a Product Purchase Agreement or Company Purchase Agreement or otherwise, by any inventory it owns and acquires separately from the inventory owned and maintained in connection with this Agreement, (i) any cost or loss incurred by Aron in connection therewith that is not otherwise included as a Monthly Cover Cost shall constitute an Ancillary Cost that is to be reimbursed to Aron and (ii) any profit or gain realized by Aron in connection therewith shall be forfeited to the Company.
7.8    Monthly Excluded Transaction Fee. For any barrel of gasoline or diesel delivered by Aron under an Excluded Transaction (net of any purchases under Excluded Transactions), Aron shall be obligated to pay to the Company an amount equal to the applicable Per Barrel Adjustment (as set forth on Schedule K to this Agreement). For each month, Aron shall reasonably determine the net quantities of gasoline and diesel delivered during such month under Excluded Transactions and the aggregate amount due under this Section 7.8 as a result of such deliveries (the “Monthly Excluded Transaction Fee”).
7.9    Certain Month-End Product Transactions. With respect to any bulk purchases and sales of Product between Aron and the Company or any Affiliate of the Company that would occur on or closely preceding the last day of a month and are to be shipped on the Enterprise Teppco Product Pipeline, but would not be reflected in Estimated Daily Net Product Sales until the following month, the parties agree that all such purchases and sales (regardless of the quantity thereof) shall be executed as bulk purchases and sales pursuant to Section 2.4(b) of the Marketing and Sales Agreement and Schedule KK, and shall constitute Company Purchase Agreements.
7.10    Periodic Price Adjustments.
(a)    Prior to each Periodic Adjustment Date, the Parties shall undertake the procedures set forth in Schedule GG and calculate whether, based on such data and procedures set forth on Schedule GG, an adjustment to any of the Prices is appropriate. Promptly after Aron has completed such calculation, it shall advise the Company in writing as to whether any Price adjustments are appropriate and if so the amounts of such Price adjustments. Any such adjusted Prices shall become applicable commencing with the relevant Periodic Adjustment Date.
(b)    If any Prices are adjusted as of a Periodic Adjustment Date, Aron shall determine the Price Adjustment Settlement Amount in accordance with Schedule GG hereto and such amount shall be included in the applicable Monthly True-Up Amount as set forth in Schedule GG.
7.11    Transition Adjustment Period. The Parties agree that, with respect to the months occurring in the Transition Adjustment Period, the Monthly True-up Amounts for each such month shall be further adjusted as provided in Schedule HH hereto.

ARTICLE 8

PURCHASE AND DELIVERY OF PRODUCTS
8.1    Purchase and Sale of Products. Aron agrees to purchase and receive from the Company, and the Company agrees to sell and deliver to Aron, the Products output of the Refinery delivered directly into Included Locations from and including the Initial Delivery Date through the end of the Term of this Agreement, at the values determined pursuant to this Agreement and otherwise in accordance with the terms and conditions of this Agreement. Products output of the Refinery that is delivered directly into Specified Lien Locations shall not be purchased by Aron.
8.2    Delivery and Storage of Products.
(a)    Unless otherwise agreed by the Parties, all Products that are to be directly delivered into Included Locations shall be delivered by the Company to Aron at the Products Delivery Point into the Product Storage Tanks, on a delivered duty paid (“DDP”) basis. All Products delivered by the Company into Specified Lien Locations shall also be delivered on a DDP basis.
(b)    Aron shall have exclusive right to store Products in the Product Storage Tanks in the Included Locations as provided in the Storage Facilities Agreement.
8.3    Expected Yield and Estimated Output.
(a)    On or before the Commencement Date, the Company provided to Aron an expected Product yield for the Refinery based on its then current operating forecast for the Refinery (the “Initial Estimated Yield”). From time to time, based on its then current operating forecast for the Refinery, the Company may provide to Aron a revised expected Product yield for the Refinery (each such revised estimate, together with the Initial Estimated Yield, an “Estimated Yield”).
(b)    As set forth on Schedules O and S to this Agreement, the Company shall, based on the then current Estimated Yield and such other operating factors as it deems relevant, prepare and provide to Aron, for each month, an estimate of the Product quantities it expects to deliver to Aron or into Specified Lien Locations during such month.
8.4    Delivered Quantities. For each Delivery Date, the Company shall provide to Aron, by no later than 2:00 p.m., CPT on the next Business Day, available meter tickets and/or meter readings and tank gauge readings confirming the Measured Product Quantity in each Product Storage Tank for each Product delivered during that Delivery Date.
8.5    Title and Risk of Loss. Title and risk of loss to Products shall pass from the Company to Aron as Products pass the Products Delivery Point; provided that if Products are delivered from the Refinery into a Specified Lien Location, then title and risk of loss to such Products shall remain with the Company. If Products pass directly from a Specified Lien Location to an Included Location, title and risk of loss to such Products shall pass from the Company to Aron as Products pass the

Products Delivery Point of such Included Location. Aron shall retain title through the Included Product Pipelines and in the Included Third Party Product Storage Tanks. With respect to Products held in Included Locations, title and risk of loss to Products shall pass from Aron to the Company as Products pass at the Products Offtake Point, provided that title and risk of loss shall remain with Aron during Product transfers between Included Locations at which Products are held.
8.6    Product Specifications. The Company agrees that all Products sold to Aron hereunder shall conform to the respective specifications set forth on Schedule A for such Products as to which specifications are set forth on Schedule A or to such other specifications as are from time to time agreed upon by the Parties. For such Products as to which there are no specifications set forth on Schedule A, there are no specifications with respect to such Products.
8.7    Purchase Value of Products. The per unit value for each type of Product sold to Aron hereunder shall equal the Long Product FIFO Value specified for such Product, subject to application of the relevant values as provided on Schedule B and calculation of the Monthly True-Up Amount as provided for on Schedule C.
8.8    [Reserved.]
8.9    Transportation, Storage and Delivery of Products.
(a)    Aron shall have the exclusive right to inject, store and withdraw Products in the Product Storage Tanks as provided in the Storage Facilities Agreement.
(b)    Pursuant to the Required Storage and Transportation Arrangements, Aron shall have the exclusive right to inject (except for such injections by the Company otherwise contemplated hereby), store, transport and withdraw Products in and on the Included Product Pipelines and the Included Third Party Product Storage Tanks to the same extent as the Company’s rights to do so prior to the implementation of the Required Storage and Transportation Arrangements. With respect to any activities involving Products covered by the Storage Facilities Agreement or any Required Storage and Transportation Arrangement, Aron may from time to time appoint the Company or LOTT as Aron’s agent thereunder for such activities as Aron may specify.
(c)    Product transfers using truck or rail between the Product Storage Tanks shall be transported in a manner consistent with the Company’s past practices and in accordance with Applicable Law and good industry practice.
(d)    For purposes of determining any Product volumes used in making any Interim Payment or Monthly True-Up Amount, any Product volumes held in any truck or railcars at the end of the relevant period shall be excluded from such Product volume determination.
8.10    Material Product Grade Changes. If either the Company or Aron concludes in its reasonable judgment that the specifications or the mix of the constituents of a Pricing Group produced, or projected to be produced, differ materially from those that have generally been produced by the Refinery, then the Company and Aron will endeavor in good faith to mutually agree on

(i) acceptable indices for such Product, and (ii) a settlement payment from one Party to the other sufficient to compensate the Parties for the relative costs and benefits to each of the differences in value between the prior indices and the amended indices.
ARTICLE 9

ANCILLARY COSTS; MONTH END INVENTORY; CERTAIN DISPOSITIONS; TANK MAINTENANCE; CERTAIN OTHER MATTERS
9.1    Ancillary Costs.
(a)    From time to time, Aron shall estimate Ancillary Costs it expects to incur with respect to each day occurring during any month. As provided in Section 10.1, Aron shall include such daily estimate of Ancillary Costs in the determination of the Interim Payments due with respect to each day in such month.
(b)    Without limiting the foregoing, the Company agrees to reimburse Aron for all Ancillary Costs incurred by Aron. Such reimbursement shall occur from time to time upon demand of Aron to the Company. When making such demand, Aron shall promptly provide the Company with copies of any relevant invoices for Ancillary Costs incurred by Aron. All refunds or adjustments of any type received by Aron related to any Ancillary Costs shall be reflected in the Monthly True-Up Amount as provided in Section 10.2 below.
9.2    Month End Inventory.
(a)    As of 11:59:59 p.m., CPT, on the last day of each month, the Company shall apply the Volume Determination Procedures to the Crude Storage Facilities, the Product Storage Facilities and the Specified Lien Locations, and based thereon shall determine for such month (i) the aggregate volume of Crude Oil held in the Crude Storage Tanks at that time, plus the Crude Oil Linefill at that time (the “Actual Month End Included Crude Volume”), (ii) the aggregate amount of Crude Oil held in Specified Lien Locations (including Crude Oil Linefill) at that time (the “Actual Month End Crude Lien Inventory”), (iii) for each Product, the aggregate volume of such Product held in the Product Storage Tanks at that time, plus the aggregate volume of such Product held in the Included Third Party Product Storage Tanks at that time, plus the Product Linefill for such Product at that time (each, an “Actual Month End Included Product Volume”) and (iv) for each Product, the aggregate volume of such Product held in the Specified Lien Locations (including Product Linefill) at that time (each, an “Actual Month End Product Lien Inventory”). The Company shall notify Aron of the Actual Month End Crude Volume and each Actual Month End Product Volume by no later than 5:00 p.m., CPT on the fifth Business Day thereafter, except that with respect to volume information provided by third parties, the Company shall endeavor to cause third parties to provide such information to Aron by the fifteenth (15th) day after the end of such month.
(b)    As used herein,

“Actual Month End Crude Volume” for any month equals the sum of the Actual Month End Included Crude Volume and Actual Month End Crude Lien Inventory for such month; and
“Actual Month End Product Volume” for any Product and any month equal the sum of the Actual Month End Included Product Volume and Actual Month End Product Lien Inventory for such Product and month.
(c)    At the cost and expense of Aron, Aron may, or may have Supplier’s Inspector, witness all or any aspects of the Volume Determination Procedures as Aron shall direct. If, in the judgment of Aron or Supplier’s Inspector, the Volume Determination Procedures have not been applied correctly, then the Company will cooperate with Aron, or Supplier’s Inspector, to ensure the correct application of the Volume Determination Procedures, including making such revisions to the Actual Month End Crude Volume and any Actual Month End Product Volume as may be necessary to correct any such errors.
9.3    Calculation of Sales.
(a)    For any month, the “Net Crude Sales Volume” shall equal the greater of (x) (A) the sum of (1) the Actual Month End Crude Volume for the prior month plus (2) the Monthly Crude Receipts for such month, minus (B) the Actual Month End Crude Volume for such month and (y) zero.
(b)    For any month, and for each Pricing Group (as defined on Schedule P), the “Net Product Sales Volume” shall equal (A) the sum of (1) the Actual Month End Product Volume for such month plus (2) the Monthly Product Sales for such month, minus (B) the Actual Month End Product Volume for the prior month.
9.4    Disposition Following Force Majeure.
(a)    Notwithstanding anything to the contrary, if Aron is required, due to an event of Force Majeure affecting either Party, to sell to any unrelated third parties, in arm’s length transactions, any quantities of Crude Oil that, based on the then current Monthly Crude Forecast, Aron would reasonably have expected to have sold to the Company or ultimately processed by the Company (any quantity of Crude Oil so disposed of by Aron being referred to as a “Disposed Quantity”), then the Company shall be obligated to pay to Aron an amount equal to the difference between the value at which such Disposed Quantity would have been sold to the Company, minus the amount realized in the sale to a third party (the “Disposition Amount”). In no event shall the Disposed Quantity exceed the aggregate amount of Crude Oil that the Company would have been expected to purchase based on their current Monthly Crude Forecast for the period during which the Company is unable to take delivery of Crude Oil as the result of the Force Majeure event or otherwise.
(b)    In connection with its selling any Disposed Quantity, Aron shall (i) use commercially reasonable efforts to sell such Disposed Quantity at generally prevailing values and (ii) promptly determine the Disposition Amount and issue to the Company an invoice for such amount. The Company shall pay to Aron the invoiced amount no later than the second Business Day after the date of such invoice. If, in connection with the sale of any Disposed Quantity, the Disposition Amount is a negative number, then Aron shall pay the amount of such excess to the Company no later than the second Business Day after the date of such invoice.
9.5    Change to Tank Status.
(a)    The Company or LOTT shall provide prompt written notice to Aron of any maintenance that the Company or LOTT intends to conduct on any of the Crude Storage Tanks or Product Storage Tanks that would result in such storage tank being taken out of service (“Tank Maintenance”). The Parties agree to cooperate with each other in establishing the effective date for any such Tank Maintenance for the purposes of any amendments to Schedule E.
(b)    The Company or LOTT shall also provide prompt written notice to Aron of any binding agreement to sell, lease, sublease, transfer or otherwise dispose of any tank listed on Schedule E.
(c)    The Company and LOTT agree that they will use commercially reasonable efforts, consistent with good industry standards and practices, to complete (and to cause any third parties to complete) any Tank Maintenance as promptly as practicable.
9.6    Certain Regulatory Matters.
(a)    If Aron shall determine, in its sole judgment, that as a result of (i) the taking effect of any Applicable Law after the date hereof, (ii) any change in Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority, (iii) the making or issuance of any request, guideline or directive (whether or not having the force of law) or any interpretation thereof by any Governmental Authority or the bringing of any action in a court of competent jurisdiction (regardless of whether related to Aron) or (iv) any interpretation of or proposal to implement any of the foregoing by a Governmental Authority, including, without limitation, any of the foregoing events described in clauses (i)-(iv) arising from or relating to either the Federal Reserve Notice of Proposed Rulemaking or the Federal Reserve 620 Report and whether occurring before or after the Second Restatement Effective Date (each, a “Regulatory Event”), Aron or any of its Affiliates is or would (A) not be permitted to hold, store, transport, buy, finance, sell or own any or certain of the commodities subject to the transactions contemplated by the Transaction Documents, (B) be required to hold additional capital, or be assessed any additional capital or other charges, on the basis of holding, storing, transporting, buying, financing, selling, or owing any commodities from time to time, including without limitation, any of the commodities subject to the transactions contemplated by this Agreement and the other Transaction Documents, (C) be unable to perform in any material respect its obligations under this Agreement and the other Transaction Documents, or (D) were it to continue to hold, store, transport, buy, finance, sell or own any of the commodities subject to the transactions contemplated by this Agreement and the Transaction Documents or perform any such obligations, and taking into account other commodities and the volumes thereof held by Aron or any of its Affiliates from time to time, be or likely to be required to hold additional capital, or be assessed any additional capital or other charges, or be or likely to be subject to additional or increased burdens or costs (such additional capital or other charges, burdens and costs, collectively, “Additional Costs”), then it shall notify the Company in writing of such determination (a “Regulatory Event Notice”). Promptly following the sending of a Regulatory Event Notice, Aron shall propose what actions or steps, if any, either Party or both Parties could implement to alleviate, minimize and/or mitigate the effect of any such Regulatory Event, and the Company shall consider any such actions or steps in good faith. If, in Aron’s sole judgment, Aron is able to identify actions or steps that can be implemented with respect to the transactions contemplated by this Agreement and the other Transaction Documents without adversely impacting the business conducted by Aron and its Affiliates generally, including, without limitation, without resulting in Aron or its Affiliates being required to incur any Additional Costs on the basis of holding, storing, transporting, buying, selling or owing any commodities from time to time, including without limitation, any of the commodities subject to the transactions contemplated by this Agreement and the other Transaction Documents, while preserving the economic terms and conditions of this Agreement and the other Transaction Documents (including economic benefits, risk allocation, costs and Liabilities), then the Parties shall, in good faith and in a commercially reasonable manner, endeavor to implement such actions and steps. If, in Aron’s sole judgment, Aron is unable to identify such actions or steps or the Parties are unable to implement any actions and steps that have been so identified, then Aron may, by written notice to the Company (a “Regulatory Termination Notice”), elect to terminate this Agreement in the manner provided for in Article  20 on such date Aron shall specify in such notice, which date shall constitute a Termination Date for purposes of Article  20; provided that (x) (unless such Regulatory Event has or is expected to become effective at an earlier date) the date specified in such Regulatory Termination Notice shall occur at least ninety (90) days after the date such notice is given and if practicable on the last day of a month, or on such earlier date as may be requested by the Company provided that the Parties in Aron’s reasonable judgment have sufficient time to effect a termination pursuant to Article  20 hereof, (y) if a Regulatory Termination Notice is given, an election under Section 9.6(b) is made and the alternative structure contemplated by Section 9.6(b) is implemented, then no termination shall result from such Regulatory Termination Notice and (z) if the relevant Regulatory Termination Notice relates only to the incurrence of Additional Costs, then if and for so long as the Company exercises its option under Section 9.6(d) below, no termination shall result from such Regulatory Termination Notice. In the case of a Regulatory Termination Notice referred to in clause (z) of the preceding sentence, Aron will also provide to the Company an estimate of such Additional Costs which Aron shall determine in a commercially reasonable manner based on such information relating to the relevant Regulatory Event as is then available to Aron.
(b)    Without limiting the generality of the foregoing, (i) in the case of Aron, concurrently with, and (ii) in the case of the Company following, the giving of a Regulatory Termination Notice, either Party may, in its sole discretion, elect to modify this Agreement, the other Transaction Documents and the transactions subject hereto and thereto so that Aron shall not be the owner of any commodities held at Included Locations and that instead all commodities held at Included Locations shall constitute Inventory Collateral and all Included Locations shall constitute Specified Lien Locations, and if such election is made, then the Company shall (and shall cause its Affiliates and third parties to) execute such amendments and modifications to the Transaction Documents, take such other actions and execute and deliver such ancillary documents (including acknowledgments, consents, waivers, security agreements or acknowledgments, UCC financing statements, delivery of legal opinions, etc.) as are necessary and appropriate in Aron’s judgment to implement and confirm the effectiveness such alternative structure. Aron may only make the election contemplated by this subsection (b) if it does so concurrently with its giving of the Regulatory Termination Notice. The Company may make the election contemplated by this subsection (b) on a temporary basis prior to the effective date of the Regulatory Termination Notice (provided that is shall advise Aron that such election has been made on a temporary basis) and if the Company makes such election on a temporary basis, then during the 90 day period following the date on such election, the Company may (in each case by written notice to Aron) elect to continue the election under this subsection (b), elect to pay Additional Costs as contemplated under subsection (d) below if such election is available, or elect to have termination pursuant to such Regulatory Termination Notice become effective on the last day of such 90 day period; provided that if the Company elects to have the Regulatory Termination Notice become effective, Aron may, in its discretion, reset the date as of which termination is to be effective pursuant to Article  20 hereof to allow sufficient time for such termination to be effected as contemplated thereby and until such termination date occurs, the Company’s temporary election under this clause (b) shall remain in effect.
(c)    If Aron gives a Regulatory Termination Notice relating to a Regulatory Event that is based on a rule or regulation that, at the time such notice is given, has not yet become effective (including without limitation any rule or regulation resulting from the Federal Reserve Notice of Proposed Rulemaking), then without limiting the minimum 90 day notice period required under clause (a) above, such Regulatory Termination Notice shall not become effective prior to the date on which such rule or regulation becomes effective.
(d)    If Aron gives a Regulatory Termination Notice relating to a Regulatory Event Notice that relates only to the incurrence of Additional Costs, then the Company may elect, by written notice to Aron, to compensate Aron from time to time for such Additional Costs incurred by Aron and so long as the Company compensates Aron for such Additional Costs, this Agreement shall not be terminated on the basis of such Regulatory Event Notice; provided that (i) upon giving such notice to Aron, the Company Parties shall become obligated to pay all Additional Costs thereafter incurred, subject to clause (iv) below, and without limiting such obligation Aron may require that the Company Parties execute such further documents or instruments as Aron may request to confirm such obligation, (ii) the amount of such Additional Costs shall be determined by Aron in accordance with its internal procedures and shall include Additional Costs directly arising from this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby and the portion of any other Additional Costs allocable, on a pro rata basis, to this Agreement, such Transaction Documents and such transactions, (iii) such Additional Costs shall be documented and invoiced by Aron to the Company Parties on a monthly basis and be due and payable within two (2) Business Days after invoicing, it being acknowledged that to the extent feasible, Aron will endeavor to include such Additional Costs in the monthly settlement provided for under Section 10.2 hereof and (iv) the Company Parties may elect to cease compensating Aron for such Additional Costs by written notice which shall be effective 120 days after being given, in which case Aron may reinstate its Regulatory Termination Notice with respect to such Additional Costs.
(e)    As used herein, “Federal Reserve Notice of Proposed Rulemaking” means the notice of proposed rulemaking issued by the Board of Governors of the Federal Reserve System titled “Risk-based Capital and Other Regulatory Requirements for Activities of Financing Holding Companies Related to Physical Commodities and Risk-based Capital Requirements for Merchant Banking Investments” (Docket No. R‑1547; RIN 7100 AE‑58); and “Federal Reserve 620 Report” means the Report to the Congress and the Financial Stability Oversight Council Pursuant to Section 620 of the Dodd-Frank Act issued in September 2016 by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency.
9.7    DISCLAIMER OF WARRANTIES. EXCEPT FOR THE WARRANTY OF TITLE WITH RESPECT TO CRUDE OIL OR PRODUCTS DELIVERED HEREUNDER, NO PARTY MAKES ANY WARRANTY, CONDITION OR OTHER REPRESENTATION, WRITTEN OR ORAL, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS OR SUITABILITY OF THE CRUDE OIL OR PRODUCTS FOR ANY PARTICULAR PURPOSE OR OTHERWISE. FURTHER, NO PARTY MAKES ANY WARRANTY OR REPRESENTATION THAT THE CRUDE OIL OR PRODUCTS CONFORMS TO THE SPECIFICATIONS IDENTIFIED IN ANY CONTRACT WITH ANY THIRD PARTY SUPPLIER.
ARTICLE 10
PAYMENT PROVISIONS
10.1    Interim Payments.
(a)    For each day, Aron will calculate a provisional payment (each an “Interim Payment”) which:
(i)    if such day is not a Monthly True-Up Date, shall equal (i) the greater of (A) zero and (B) the Cumulative Estimated Daily Net Settlement Amount as of such date minus the LC Threshold Amount as of such date, minus (ii) the Cumulative Interim Paid Amount as of such date; and
(ii)    if such day is a Monthly True-Up Date, shall be determined as follows:
(1)    Upon the payment of any Monthly True-Up Amount due on such day, Aron shall determine the Interim Reset Amount as of such Monthly True-Up Date;

(2)    Aron shall calculate the Cumulative Estimated Daily Net Settlement Amount as of such date and the Cumulative Interim Paid Amount as of such date after giving effect to the payment of such Monthly True-Up Amount and such Interim Reset Amount; and
(3)    the Interim Payment for such Monthly True-up Date shall equal (i) the greater of (A) zero and (B) the Cumulative Estimated Daily Net Settlement Amount as of such date minus the LC Threshold Amount as of such date, minus (ii) the Cumulative Interim Paid Amount as of such date
(iii)    For illustrative purposes only, Schedule FF sets forth an example of the computations contemplated by this Section 10.1(a). Such example is not, and is not intended to be, an indication or prediction of the actual results of the computations under this Section 10.1(a), but merely provides an illustration of the manner in which computations are to be made.
(b)    For purposes of calculating Interim Payments, Aron shall determine, for each day, a daily settlement amount (“Daily Settlement Amount”) shall be the Estimated Daily Net Product Sales times the applicable Daily Value per Schedule B minus the Estimated Daily Net Crude Sales minus an estimate of Ancillary Costs, which shall be denoted as a positive number, for such day to the extent not directly invoiced to the Company, in the manner illustrated on Schedule G and subject to the following terms and conditions. If such amount is a positive number, such amount shall be due from Aron to the Company. If such amount is a negative number, then the absolute value thereof shall be due from the Company to Aron. With respect to the foregoing calculations and determinations:
(i)    if inventory data needed for the applicable invoice date per Schedule G has not been reported Aron will reasonably use the inventory data for the day occurring during the thirty (30) day period preceding such calendar day that results in the largest Estimated Daily Net Crude Sales or the smallest Estimated Daily Net Product Sales (as the case may be); and
(ii)    if Aron determines a Daily Settlement Amount using any inventory data covered by clause (i) above or determines that any inventory data it has used in such determination was inaccurate, then Aron may, at its option, adjust future Daily Settlement Amounts (no more often than once per calendar week) to take account of any corrected inventory data or any inventory data that, if available, would have complied with clause (i) above.
(c)    With respect to the Estimated Daily Net Crude Sales and Estimated Daily Net Product Sales,
(i)    The Company shall, as of the end of each day, provide to Aron inventory reports in the form set forth on Schedule H, showing the quantity of (w) Crude Oil held in Crude Storage Tanks, (x) Crude Oil that is Included Crude Lien

Inventory, (y) Products held in Product Storage Tanks and (z) Products that are Included Product Lien Inventory.
(d)    For the purposes hereof,
(i)    “Estimated Daily Net Crude Sales” for any day shall be the aggregate daily flow through meters R1, R2, and R3 times the applicable Daily Value per Schedule B minus the Estimated Gathering Crude Value minus Lion-Owned Rail Receipts times the applicable Daily Value per Schedule B;
(ii)    “Estimated Daily Net Product Sales” for any day and Product shall be the estimate for that day of the Product volume that equals (x) the aggregate volume of such Product held in the Product Storage Tanks at the end of such day, plus the aggregate volume of such Product held in the Included Third Party Product Storage Tanks at the end of such day, plus the Product Linefill at the end of such day, plus the aggregate volume of Included Product Lien Inventory at the end of such day, plus (y) the Daily Product Sales of such Product for such day, minus (z) the aggregate volume of such Product held in the Product Storage Tanks at the beginning of such day, plus the aggregate volume of such Product held in the Included Third Party Product Storage Tanks at the beginning of such day, plus the Product Linefill at the beginning of such day, plus the aggregate volume of Included Product Lien Inventory at the beginning of such day; and
(iii)    “Estimated Gathering Crude Value” for any day shall be the Estimated Gathering Tank Injections times (the closing settlement price on the NYMEX for the first nearby light sweet crude oil futures contracts rounded to 4 decimal points minus $[***]/bbl).
(e)    For each day, Aron shall determine the Estimated Daily Net Crude Sales and Estimated Daily Net Product Sales, in a commercially reasonable manner based on the inventory data and otherwise in the manner contemplated by this Section 10.1 and Schedule G, and to the extent it deems appropriate taking into account such other data as may be relevant to the determination of such estimates.
(f)    If Aron advises the Company of an Interim Payment on any Business Day, then the Company shall be obligated to pay such Interim Payment to Aron on the following Business Day.
(g)    For any Business Day, the Interim Payment to be determined and advised by Aron shall be the Interim Payment for that day, provided that if such Business Day is followed by one or more non-Business Days (whether weekends or Bank Holidays), then Aron shall reasonably determine and advise to the Company the Interim Payment for that Business Day as well as the Interim Payment each of such following non-Business Days and all such Interim Payments shall be due on that Business Day.
(h)    [Reserved.]

(i)    With respect to the Deferred Interim Payment Amount, the parties agree that:
(i)    commencing with the Interim Payment due for the Initial Delivery Date and until such point as the aggregate amount of Interim Payments equals the Deferred Interim Payment Amount, such aggregate amount of Interim Payments were deferred so that the first [***] of such payments so deferred were required to be paid under Section 10.1, and were excluded from the Monthly True-Up Amount calculation under Section 10.2, it being acknowledged that the amount referred to in this clause (i) shall not be due from the Company to Aron until the Termination Date hereunder, at which time such amount shall be due and payable in full (unless payment of such amount is accelerated under Article  19); and
(ii)    So long as any portion of the Deferred Interim Payment Amount is being deferred pursuant to clause (i) above, it shall be counted as having been paid for purposes of determining any Interim Payments or Monthly True-Up Amounts calculated hereunder (but without prejudice to such amounts being due as contemplated under clause (i) above).
The provisions of this clause (i) have been retained for good order’s sake and to provide a convenient record of the matters covered thereby.
10.2    Monthly True-Up Amount.
(a)    Aron will use commercially reasonable efforts to provide to the Company, within fifteen (15) Business Days after the end of any month, a calculation and appropriate documentation to support such calculation for such month for a monthly true-up payment (the “Monthly True-Up Amount”). The Monthly True-Up Amount for any month shall be equal to:
(i)    the Cumulative Interim Paid Amount as of the then current Monthly True-Up Date, minus
(ii)    the Gross Monthly Crude Oil Value (as defined on Schedule C); minus
(iii)    the sum of the Gross Monthly Product Values (as defined on Schedule C), minus
(iv)    the Ancillary Costs for such month, plus
(v)    the Monthly Excluded Transaction Fee, plus
(vi)    the Monthly Product Sale Adjustment, minus
(vii)    the Monthly Cover Costs, plus
(viii)    the Monthly Working Capital Adjustment, plus

(ix)    any other amount then due from Aron to the Company under this Agreement or any other Transaction Document (including without limitation any Additional Monthly Fee due to the Company, inclusive of the Lion Monthly Deferral Amount calculated in accordance with Schedule HH of this Agreement, if applicable), minus
(x)    any Excess LC Fee for such month, minus
(xi)    any LC Fee for such month, minus
(xii)    any other amount then due from the Company to Aron under this Agreement or any other Transaction Document (including without limitation any Additional Monthly Fee due to Aron), plus
(xiii)    the Price Adjustment Settlement Amount calculated in accordance with Schedule GG, if applicable, which, if positive, shall be due from Aron to the Company and, if negative, shall be due from the Company to Aron.
If the Monthly True-Up Amount is a positive number, such amount shall be reflected in the Interim Reset Amount, each as fixed as of the then current Monthly True-Up Date pursuant to Section 10.1(a) above. If the Monthly True-Up Amount is a negative number, then the absolute value thereof shall be due from the Company to Aron. The Company shall pay any Monthly True-Up Amount due to Aron within two (2) Business Days after the Company’s receipt of the monthly invoice and all related documentation supporting the invoiced amount.
(b)    For purposes of determining the amounts due under clauses (i) and (ii) of Section 10.2(a), the definitions and formulas set forth on Schedule C shall apply and for purposes of determining the amount due under clause (viii) of Section 10.2(a), the definitions and formula set forth on Schedule L shall apply.
(c)    For the purposes of determining the Monthly True-Up Amount for April 2020 and May 2020, and notwithstanding anything to the contrary on Schedule C, the Parties agree that additional sums shall be owing from one Party to the other to reflect the net amounts that would have been due between the Parties had the Second Restated Agreement expired on the Expiration Date thereof (including the purchase by the Company of Crude Oil and Products pursuant to the Step-Out Inventory Sales Agreement contemplated thereby) and this Agreement had been entered into and became effective on the Third Restatement Adjustment Date (with the purchase by Aron on the Third Restatement Adjustment Date of Crude Oil and Products pursuant to a document comparable to the Inventory Sales Agreements). The amounts determined and payable under this Section 10.2(c) shall be included as part of the Monthly True-Up Amounts for April 2020 and May 2020, which shall be payable in May 2020 and June 2020, respectively.
(d)    Prior to the Third Restatement Adjustment Date, for purposes of determining the Daily Value, the Short Crude FIFO Value and the Long Crude FIFO Value Price, in each case, for the Crude Product Group for Volume in Excess of Baseline Volume, the definitions and formulas for the “Base Calculation”, the “Alternate Calculation” and the “Light Sweet Crude Oil Futures Contract”, in each case, set forth on Schedule B-1 shall apply.
(e)    On and after the Third Restatement Adjustment Date, for purposes of determining the Daily Value, the Short Crude FIFO Value and the Long Crude FIFO Value Price, in each case, for the Crude Product Group for Volume in Excess of Baseline Volume, the definitions and formulas for the “Crude Index Calculation” set forth on Schedule B-2 shall apply.
10.3    Annual and Other Fees. As additional consideration for the arrangements contemplated hereby, the Company agrees to pay to Aron, as and when due, all fees provided for in the Fee Letter; provided that with respect to the Annual Fee referred to therein, such Annual Fee for each twelve (12) month period during the Term is to be paid in arrears, in equal quarterly installments, (i) prior to the Third Restatement Adjustment Date, on February 1, May 1, August 1 and November 1 of each year, (ii) from and after the Third Restatement Adjustment Date, on June 1, September 1, December 1 and March 1 of each year, and (iii) the Termination Date. The Annual Fee shall be prorated for any periods of less than a full three (3) months.
10.4    Invoices.
(a)    Invoices shall be prepared and submitted in accordance to Schedule G.
(b)    If the Company in good faith disputes the amount of any invoice issued by Aron relating to any amount payable hereunder (including Interim Payments, Monthly True-Up Amounts or Ancillary Costs), it nonetheless shall pay Aron the full amount of such invoice by the due date and inform Aron in writing of the portion of the invoice with which it disagrees and why; provided that, to the extent that the Company promptly informs Aron of a calculation error that is obvious on its face, the Company shall pay Aron the undisputed amounts and may retain such disputed amount pending resolution of such dispute. The Parties shall cooperate in resolving the dispute expeditiously. If the Parties agree that the Company does not owe some or all of the disputed amount or as may be determined by a court pursuant to Article  25, Aron shall return such amount to the Company, together with interest at the Fed Funds Rate from the date such amount was paid, within two (2) Business Days from, as appropriate, the date of their agreement or the date of the final, non-appealable decision of such court. Following resolution of any such disputed amount, Aron will issue a corrected invoice and any residual payment that would be required thereby will be made by the appropriate Party within two (2) Business Days. To the extent that an existing Procurement Contract permits disputed amounts to be retained pending resolution of disputes, the Parties agree to permit disputed amounts to be retained hereunder on the same terms, notwithstanding anything hereunder to the contrary.
10.5    Other Feedstocks. If Aron procures any catfeed or other non-Crude Oil feedstocks for the Company to run at the Refinery, the parties shall agree in connection with such procurement upon terms for incorporating the purchase of such feedstocks into the daily and monthly settlements contemplated by Sections 10.1 and 10.2 above.

10.6    Interest.
(a)    If any amount payable by any Company Party, the Guarantor, or any S&O Party under this Agreement or any other Transaction Document is not paid when due, whether at its scheduled payment date, by acceleration or otherwise, such amount shall thereafter bear interest at a rate per annum equal to the Default Interest Rate (calculated on the basis of actual days elapsed over a 360 day year).
(b)    For so long as any Event of Default with respect to the Company Parties has occurred and is continuing, interest shall accrue on a daily basis for such period (“Exposure Default Interest”) at the Default Interest Rate on Aron’s daily aggregate exposure to the S&O Parties under this Agreement and the other Transaction Documents, as determined by Aron in a commercially reasonable manner provided that such Exposure Default Interest shall be determined without duplication of any other interest accruing hereunder, including interest accruing at the Default Interest Rate under Section 10.6(a) above.
(c)    Any Default Interest Rate interest accruing under Section 10.6(a) or Exposure Default Interest accruing Section 10.6(b) shall be due to Aron on demand or, absent such demand, monthly and shall continue to accrue after occurrence of any Event of Default under Section 19.1(d) hereof, whether or not allowed or allowable in any insolvency or bankruptcy proceeding.
10.7    Payment in Full in Same Day Funds. All payments to be made under this Agreement shall be made by telegraphic transfer of same day funds in U.S. Dollars to such bank account at such bank as the payee shall designate in writing to the payor from time to time. Except as expressly provided in this Agreement, all payments shall be made in full without discount, offset, withholding, counterclaim or deduction whatsoever for any claims which a Party may now have or hereafter acquire against the other Party, whether pursuant to the terms of this Agreement or otherwise.
ARTICLE 11
LIEN AMOUNTS
11.1    Lien Amounts. Commencing on the Location Conversion Date and from time to time thereafter during the Term, and subject to the terms and conditions of this Agreement, Aron will advance to the Company the amount as from time to time determined hereunder (such amount, the “Lien Amount”), which shall initially equal the Initial Lien Amount and thereafter be adjusted as provided in Section 11.3 below. The Lien Amount will fluctuate from time to time based on the value and volume of the Included Crude Lien Inventory and Included Product Lien Inventory.
11.2    Initial Lien Amount. As of the Location Conversion Date, the “Initial Lien Amount” equaled the sum of Initial Crude Lien Inventory Value and the Initial Product Lien Inventory Value. Aron advanced the Initial Lien Amount to the Company on the Location Conversion Date.
11.3    Interim Payments.

(a)    With respect to each day during the Term, Aron shall calculate, as provided in Section 10.1(b), the Estimated Daily Net Crude Sales and Estimated Daily Net Product Sales which shall be due from one Party to the other and settled as provided therein; provided that Aron shall not be obligated to pay any such Interim Payment to the Company at any time that a Default (of which Aron has provided notice to the Company) or Event of Default with respect to the Company or LOTT has occurred and is continuing.
(b)    The “Interim Adjustment Amount” means, for any day, the amount determined by Aron as an interim adjustment to the Lien Amount, by applying the applicable Daily Values to the day over day change in the Included Product Lien Inventory and Included Crude Lien Inventory, which may be a positive or negative amount. If positive, the Interim Adjustment Amount shall increase the Lien Amount and if negative, the Interim Adjustment Amount shall decrease the Lien Amount.
11.4    [Reserved]

11.5	Delivery of Inventory Collateral.
(a)    If any Crude Oil that is Inventory Collateral in a Specified Lien Location passes directly from such Specified Lien Location to an Included Location, then title and risk of loss thereto shall pass from the Company to Aron as such Crude Oil enters the first permanent flange of the Included Location.
(b)    If any Crude Oil owned by Aron in an Included Location passes directly from such Included Location into a Specified Lien Location, then title and risk of loss thereto shall pass from Aron to the Company as such Crude Oil exits the Included Location.
(c)    If any Products that are Inventory Collateral in a Specified Lien Location pass directly from such Specified Lien Location to an Included Location, then title and risk of loss thereto shall pass from the Company to Aron as such Products enter the first permanent flange of the Included Location.
(d)    If any Products owned by Aron in an Included Location pass directly from such Included Location into a Specified Lien Location, then title and risk of loss thereto shall pass from Aron to the Company as such Products exit the Included Location.
11.6    Remedies upon Event of Default. If an Event of Default with respect to the Company occurs and Aron exercises its remedies under Article  19 hereof, then without limiting any rights and remedies that Aron may have thereunder, under the Transaction Documents or otherwise, it is agreed that:
(a)
(i)    Aron may terminate its obligation to make any further payments or advances to the Company with respect to any Lien Amount and declare the then outstanding Lien Amounts to be due and payable, except that in the case of an Event of Default under Section 19.1(d), Aron’s obligation to make any further payments or advances to the Company with respect to the Lien Amounts shall automatically be terminated and the then outstanding Lien Amounts shall automatically be immediately due and payable without any election, notice or action on the part of Aron; provided that the amount due to Aron as a result of such termination and acceleration shall include all amounts accrued on such Lien Amounts to the date of such termination and all losses and costs which Aron incurs as a result of maintaining, terminating or obtaining any related hedge positions and in doing so Aron may use such pricing and rate references as Aron deems appropriate in its commercially reasonable judgment, including references to such futures, forward, swap and options markets as it shall select in its reasonable judgment; and
(ii)    Aron may, in its discretion, include any amount determined under clause (i) above in any net settlement (including under Section 19.2(f) hereof), exercise of setoff rights (including under Section 19.2(i) hereof) or in the exercise of other rights whether by agreement, at law or in equity (including rights of recoupment) that Aron may have.
The foregoing shall in no way limit or be deemed to limit any other rights or remedies of Aron under this Agreement or any other Transaction Document, including its rights to apply the proceeds of any Inventory Collateral to any Obligations.
11.7    Settlement at Termination. In the event this Agreement terminates pursuant to Article  20 hereof, the following provisions shall apply with respect to all Lien Amounts:
(a)    The Lien Amounts outstanding as of the Termination Date shall be due and payable by the Company to Aron, together with all amounts accrued thereon through such Termination Date;
(b)    All amounts referred to in clause (a) above shall be included in the Termination Amount under Section 20.2(a); and
(c)    In determining the Estimated Termination Amount and the Termination Holdback Amount, Aron may, in its commercially reasonable judgment, take account of any amounts due under clause (a) above that will not be definitively determined as of the Termination Date and/or which will be subject to any true-up or adjustment following the Termination Date.
11.8    Eligible Hydrocarbon Inventory.
(a)    By no later than 3:00 p.m. CPT on each Business Day, the Company shall provide to Aron, via email, a report in form and substance reasonably satisfactory to Aron as illustrated on Schedule H (the “Inventory Report”) showing the inventory quantities that then constitute Eligible Hydrocarbon Inventory, including the quantity and location of each type of inventory.

(b)    Notwithstanding the inventory quantities shown in an Inventory Report, if Aron in its reasonable judgment and in good faith determines that any of such quantities do not constitute Eligible Hydrocarbon Inventory, then Aron may exclude such quantities from the Eligible Hydrocarbon Inventory for purposes hereof.
(c)    By delivering an Inventory Report, the Company shall be deemed to represent and warrant to Aron (to the same extent as if set forth in this Agreement) that all Hydrocarbons identified as Eligible Hydrocarbon Inventory in such report meet all the requirements of Eligible Hydrocarbon Inventory set forth in this Agreement.
ARTICLE 12

INDEPENDENT INSPECTORS; STANDARDS OF MEASUREMENT
12.1    Aron shall be entitled at Aron’s own cost and expense to have Supplier’s Inspector present at any time the Volume Determination Procedures are to be applied in accordance with the terms of this Agreement and to observe the conduct of Volume Determination Procedures.
12.2    In addition to its rights under Section 12.1, Aron may, from time to time during the Term of this Agreement, upon reasonable prior notice to the Company (which notice the Company shall forward to any applicable owners or operators) and at Aron’s own cost and expense, have Supplier’s Inspector conduct surveys and inspections of any of the Storage Facilities or observe any Crude Oil or Product transmission, handling, metering or other activities being conducted at such Storage Facilities or the Delivery Points; provided that such surveys, inspections and observations shall not materially interfere with the ordinary course of business being conducted at such Storage Facilities or the Refinery and shall be conducted in accordance with all Applicable Laws and permits; provided further, that (i) Aron’s personnel and its representatives shall follow routes and paths designated by the applicable operator or security personnel employed by such operator, (ii) Aron’s personnel and its representatives shall observe Applicable Laws and all security, fire and safety directives, procedures, regulations and guidelines then in effect at such location while, in, around or about such location, and (iii) Aron shall be liable for any loss, liability, damage, claim or expense caused by the negligence, willful misconduct or other tortious conduct of such Aron personnel and/or its representatives.
12.3    In the event that recalibration of meters, gauges or other measurement equipment is requested by Aron, such as “strapping,” the Parties shall select a mutually agreeable certified and licensed independent petroleum inspection company (the “Independent Inspection Company”) to conduct such recalibration. The cost of the Independent Inspection Company is to be shared equally by the Company and Aron.
12.4    Standards of Measurement. All quantity determinations herein will be corrected to sixty (60) degrees Fahrenheit based on a U.S. gallon of two hundred thirty-one (231) cubic inches and forty-two (42) gallons to the Barrel, in accordance with the latest supplement or amendment to ASTM-IP petroleum measurement tables (Table 6A of ASTM-IP for Feedstocks and Table 6B of ASTM‑IP for Products).

12.5    To the extent that the Company or LOTT receives any inventory reports relating to a survey of the quantity and quality of the physical inventory pursuant to the Stock Purchase Agreement or generated by any third party, Aron shall promptly receive the survey report generated thereunder, which report shall be addressed to Aron.
12.6    Each Party agrees to provide the other Parties with reasonable access to any reports and other information provided to it by third party service providers (including storage facilities and pipelines) with respect to volumes of Crude Oil and Products that are subject to this Agreement and held and/or transported by such third party service providers.
12.7    A Company Party or MLP Party may require any party requesting entry to a Storage Facility or the Refinery on behalf of, at the request of, or for the benefit of Aron, prior to permitting them to enter such location, to enter into an access agreement, provided the terms and conditions of such access agreement are reasonable and typical of such agreements required by other operators in the area local to such location. Notwithstanding anything to the contrary herein, the indemnification provisions of such access agreement shall control over the indemnification provisions herein with respect to any Liabilities directly or indirectly arising out of Aron or its employees, representatives, agents or contractors exercising any inspection or access rights granted herein.
ARTICLE 13

FINANCIAL INFORMATION; CREDIT SUPPORT; AND ADEQUATE ASSURANCES
13.1    Provision of Financial Information. The Company shall provide Aron (i) within ninety (90) days following the end of each of its fiscal years, (a) a copy of the annual report on Form 10-K, containing audited consolidated financial statements of Guarantor and its consolidated subsidiaries for such fiscal year certified by independent certified public accountants and (b) the balance sheet, statement of income and statement of cash flow of the Company for such fiscal year, as reviewed by the Company’s independent certified public accountants, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit, and (ii) within sixty (60) days after the end of its first three (3) fiscal quarters of each fiscal year, a copy of the quarterly report, containing unaudited consolidated financial statements Guarantor and its consolidated subsidiaries for such fiscal quarter; provided that so long as Guarantor is required to make public filings of its quarterly and annual financial results pursuant to the Exchange Act, such filings are available on the SEC’s EDGAR database and such filings are made in a timely manner, then the Company will not be required to provide such annual or quarterly financial reports of Guarantor to Aron. In all cases the statements shall be for the most recent accounting period and prepared in accordance with GAAP or such other principles then in effect.
13.2    Additional Information. Upon reasonable notice, the Company shall provide to Aron such additional information as Aron may reasonably request to enable it to ascertain the current financial condition of the Company, including product reports substantially in the form of Schedule S.

13.3    Notification of Certain Events. The Company shall notify Aron, in the case of clauses (a), (b), (e) and (f) below within four (4) Business Days and, in the case of clauses (c) and (d) below within one (1) Business Day, after learning of any of the following events:
(a)    The Company’s or any of its Affiliates’ binding agreement to sell, lease, sublease, transfer or otherwise dispose of, or grant any Person (including an Affiliate) an option to acquire, in one transaction or a series of related transactions, all or a material portion of the Refinery assets;
(b)    Either Company Party’s, any of its Subsidiaries’, the Guarantor’s or any of their other Affiliates’ binding agreement to consolidate or amalgamate with, merge with or into, or transfer all or substantially all of its assets to, another entity (including an Affiliate), but in the case of any such other Affiliate only if such transaction would limit or otherwise apply to or in any material respect affect any of the business, assets or operations of the Company or LOTT;
(c)    An early termination of or any notice of “event of default” under any Base Agreement;
(d)    An early termination of or any notice of “event of default” under either the Guarantee or the S&O Party Guarantee;
(e)    A material amendment to any Existing Financing Agreement or any other Financing Agreement; or
(f)    The execution of any agreement or other instrument or the announcement of any transaction or proposed transaction by the Guarantor or any of its Affiliates relating to a change of control of the Guarantor;
provided that, with respect to clauses (a), (b), (e) and (f), no such notice shall be required if such event have been reported by the Guarantor on a Form 8‑K that has been filed by the Guarantor with the SEC in a timely manner.
13.4    Credit Support.
(a)    Guarantee. As a condition to Aron entering into this Agreement, the Company has agreed to cause the Guarantor to provide the Guarantee to Aron and the S&O Parties to provide the S&O Party Guarantee to Aron, as credit support for the prompt and complete performance and payment of all of the Company’s obligations hereunder, and all costs and expenses (including but not limited to the reasonable costs, expenses, and external attorneys’ fees of Aron) of amending and maintaining the Guarantee and the S&O Party Guarantee shall be borne by the Company.
(b)    Letters of Credit.
(i)    The Company may, from time to time, provide to Aron one or more Letters of Credit as additional credit support and margin for or to secure prompt and complete payment and performance of all of the Company’s and LOTT’s obligations hereunder and under the other Transaction Documents; provided that (A) all costs and expenses (including but not limited to the reasonable costs, expenses, and external attorneys’ fees of Aron) of establishing, renewing, substituting, canceling, increasing, and reducing the amount of (as the case may be) the Letters of Credit shall be borne by the Company, (B) no LC Default shall have occurred and be continuing with respect to any such Letter of Credit and (C) as a condition to accepting any such Letter of Credit, the Parties shall agree to such additional terms and conditions with respect thereto as Aron may require, including without limitation the Company’s agreement to cause such Letter of Credit to have a minimum available amount and to remain outstanding for a specified period. Upon the occurrence of an LC Default with respect to any Letter of Credit provided to Aron hereunder, the Company agrees to deliver a substitute Letter of Credit to Aron having an available amount at least equal to that of the Letter of Credit to be replaced on or before the first (1st) Business Day after written demand by Aron (or the third (3rd) Business Day if only clause (a) under the definition of LC Default applies).
(ii)    A Letter of Credit shall provide that Aron may draw upon the Letter of Credit in an amount (up to the face amount for which the Letter of Credit has been issued) that is equal to all amounts that are due and owing from the Company or LOTT but have not been paid to Aron within the time allowed for such payments under this Agreement or any other Transaction Document (including any related notice or grace period or both). A Letter of Credit shall provide that a drawing shall be made on the Letter of Credit upon submission to the bank issuing the Letter of Credit of one or more certificates specifying the amounts due and owing to Aron in accordance with the specific requirements of the Letter of Credit.
(iii)    If the Company shall fail to renew, extend or replace a Letter of Credit more than twenty (20) Business Days prior to its expiry date, then Aron may draw on the entire, undrawn portion of such outstanding Letter of Credit upon submission to the bank issuing such Letter of Credit of one or more certificates specifying the amounts due and owing to Aron in accordance with the specific requirements of the Letter of Credit. Any proceeds received as a result of such drawing may, in Aron’s discretion, be applied in payment of any amount due to Aron hereunder or under the other Transaction Documents (including any amount being due under Section 10.1 above) or retained as additional cash collateral and margin to secure the prompt and complete the payment and performance of all of the Company’s and LOTT’s obligations hereunder and under the other Transaction Documents; provided that any such cash collateral and margin shall be subject to the terms and conditions of Section 13.4(b)(v) below. The Company shall remain liable for any amounts due and owing to Aron and remaining unpaid after the application of the amounts so drawn by Aron.
(iv)    Provided no Default (of which Aron has provided notice to the Company) or Event of Default by the Company or LOTT has occurred and is continuing, upon the Company’s request, Aron shall cooperate with the Company in a commercially reasonable manner to implement a reduction of the available amount under any outstanding Letters of Credit that have been provided to Aron hereunder by the Company Parties; provided that if any minimum available amount requirement is applicable hereunder with respect to such Letters of Credit, no such reduction shall be made that results in the aggregate available amount thereunder being less than such minimum available amount requirement.
(v)    To the extent that Aron makes a drawing under any Letter of Credit and retains any portion of such drawn amount as cash collateral and margin to secure the prompt and complete the payment and performance of all of the Company’s and LOTT’s obligations hereunder and under the other Transaction Documents, the Company further agrees that Aron shall have, and hereby grants to Aron, a present and continuing security interest in and to, and a general first lien upon and right of set off against, such cash amount and all interest and other proceeds from time to time received, receivable or otherwise distributed in respect thereof, or in exchange therefor. Notwithstanding any provisions of Applicable Law, Aron shall have the right to sell, pledge, rehypothecate, assign, invest, use, commingle or otherwise use in its business all or any portion of such retained cash amount, free from any claim or right of any nature whatsoever of the Company, including any equity or right of redemption by the Company. Nothing in this Section 13.4(b) shall limit any rights of Aron under any other provision of this Agreement or any other Transaction Documents, including without limitation, under Article  19 below.
(vi)    Any Letter of Credit that is intended to be a Qualified LC for purposes of the LC Available Amount hereunder shall be identified to Aron by the Company in writing as a Qualified LC and any Letter of Credit not so identified shall not constitute a Qualified LC for such purpose.
(c)    The Parties agree that the Company Parties may request that Aron release its lien on the portion of the Inventory Collateral that is located in the Plantation Pipeline Systems and any asphalt terminal that are not Included Locations if the Company Parties are able to obtain financing from an unaffiliated third party based on such portion of the Inventory Collateral and Aron will agree to provide such release to the Company Parties provided that Aron and such third party, concurrently with such release, enter into acknowledgment and intercreditor documentation in form and substance reasonably satisfactory to Aron.
(d)    Nothing in this Section 13.4 shall limit any rights of Aron under any other provision of this Agreement, including under Article  19 below.
13.5    Adequate Assurances. If, during the Term of this Agreement, a Material Adverse Change has occurred with respect to the Company and is continuing, then Aron may notify the Company thereof and demand in writing that the Company provide to Aron adequate assurance of the Company’s ability to perform its obligations hereunder. Such adequate assurance (the “Adequate Assurance”) may take the form of a prepayment from the Company to Aron in such amount as Aron reasonably deems sufficient, a provision of additional credit support in the form of letters of credit, third party guaranties and/or collateral security in such forms and amount and provided by such parties as Aron reasonably deems sufficient or such other form of assurance as Aron reasonably deems sufficient, in each case taking into account such Material Adverse Change. If such Adequate Assurance is not received within ten (10) Business Days after such demand by Aron, then such failure shall constitute an Event of Default by the Company under clause (i) of Section 19.1.
ARTICLE 14

REFINERY TURNAROUND, MAINTENANCE AND CLOSURE
14.1    The Company shall promptly notify Aron in writing of the date for which any maintenance or turnaround at the Refinery has been scheduled, or any revision to previously scheduled maintenance or turnaround, which may impair receipts of Crude Oil at the Refinery or the Storage Facilities, the processing of Crude Oil in the Refinery or the delivery of Products to Aron or by Aron to the Company or any third parties; provided that, (i) promptly after the Company completes its annual business plan with respect to any year, it shall notify Aron of any such maintenance or turnaround contemplated with respect to such year and (ii) the Company shall give Aron at least two (2) months’ prior written notice of any such scheduled maintenance or turnaround.
14.2    The Company shall promptly notify Aron orally (followed by prompt written notice) of any previously unscheduled material downtime, maintenance or turnaround and its expected duration.
14.3    In the event of a scheduled shutdown of the Refinery, the Company shall, to the extent feasible, complete processing of all Crude Oil being charged to, processed at or consumed in the Refinery at that time.
14.4    Treatment of Identified Facilities.
(a)    Subject to Section 14.4(b) below, if at any time Aron determines that all or any portion of the facilities constituting an Included Location or Specified Lien Location (in each case, “Identified Facilities”) fail to satisfy Aron’s then applicable policies and procedures relating to the prudent maintenance and operation of storage tanks, pipeline facilities, vessels and other infrastructure used to store or transport Crude Oil and/or Products (“Aron’s Policies and Procedures”), and without limiting any other rights and remedies available to Aron hereunder or under any other Transaction Document, Aron may provide the Company notice of such failure so long as such failure is continuing and, if Aron provides such notice, the following provisions shall be applicable: (i) in the case of any Identified Facilities that are subject to the Storage Facilities Agreement, upon such date as Aron shall specify, such Identified Facilities shall cease to constitute an Included Location (or part of an Included Location) for purposes hereof and any payment to Aron in respect of any Crude Oil or Products held in such Identified Facilities shall become due in accordance with the provisions of Article  10 hereof; (ii) in the case of any Identified Facilities that are subject to a Required Storage and Transportation Arrangement, the Parties shall endeavor as promptly as reasonably practicable to execute such rights, provide such notices, negotiate such reassignments or terminations and/or take such further actions as Aron deems necessary or appropriate to terminate Aron’s status as the party entitled to use and/or hold Crude Oil or Products at such Identified Facilities and, concurrently with effecting the termination of such status, such Identified Facilities shall cease to constitute an Included Location (or part of an Included Location) for purposes hereof and any payment to Aron in respect of any Crude Oil or Products held in such Identified Facilities shall become due in accordance with the provisions of Section 10 hereof and (iii) in the case of any Identified Facilities that are Specified Lien Locations, such Identified Facilities shall cease to constitute a Specified Lien Location (or part of a Specified Lien Location) for purposes hereof and any payment to Aron in respect of any Crude Oil or Products held in such Identified Facilities shall become due in accordance with the provisions of Articles 10 and 11 hereof. Aron’s Policies and Procedures are, as of the Third Restatement Effective Date, in accordance with and not in excess of standards and requirements under Applicable Law and good and prudent industry custom, practices and procedures, provided that Aron may from time to time adjust Aron’s Policies and Procedures. If any tank or pipeline has ceased to be an Included Location or Specified Lien Location pursuant to this Section 14.4(a) and thereafter such tank or pipeline is returned to service or reactivated and Aron determines, in its reasonable good faith judgment, that such tank or Identified Facilities is compliant with the standards or requirements imposed under Applicable Law or good and prudent industry custom, practice and procedures, then Aron shall promptly cooperate with the Company to reestablish such tank or pipeline as an Included Location or Specified Lien Location hereunder (subject to application of Section 14.4(b)(ii) below with respect to reestablishing a tank or pipeline as an Included Location).
(b)    Aron’s rights under Section 14.4(a) above are subject to the following additional terms and conditions:
(i)    Aron shall apply Aron’s Policies and Procedures with respect to the Included Locations or Specified Lien Locations in a non-discriminatory manner as compared with other similar storage tanks and pipeline facilities utilized in a similar manner; and
(ii)    If Aron’s Policies and Procedures exceed the standards or requirements imposed under Applicable Law or good and prudent industry custom, practice and procedures, then such excess standards or requirements shall only be applied with respect to determining whether an Included Location is an Identified Facility. If, as a result of the application of such excess standards or requirements, any Included Location is determined to be an Identified Facility, then (1) Aron shall not require the removal of such Identified Facilities as Included Locations until the 60th day after giving the Company written notice of such failure, unless in Aron’s reasonable judgment such failure presents an imminent risk relating to such Identified Facility in which case Aron may require that such Identified Facility immediately cease to constitute an Included Location and the terms of Section 14.4(a) shall immediately become applicable, (2) during such 60 day period, Aron shall consult with the Company in good faith to determine whether based on further information provided by the Company such Identified Facilities comply with Aron’s Policies and Procedures and/or whether additional actions or procedures can be taken or implemented so that, as a result, such Identified Facilities would comply with Aron’s Policies and Procedures, and (3) if it is determined that such Identified Facilities do comply with Aron’s Policies and Procedures or, as a result of such additional actions or procedures, such Identified Facilities become so compliant within such 60 day period, then such Identified Facilities shall not cease to be Included Locations based on the noncompliance stated in Aron’s notice to the Company; and
(iii)    If pursuant to clause (ii) above any Identified Facility ceases to be an Included Location as a result of the application of such excess standards or requirements referred to therein, but otherwise complies with Aron’s Policies and Procedures that are not in excess of standards and requirements under Applicable Law and good and prudent industry custom, practices and procedures, then such Included Location shall become a Specified Lien Location as of the date it ceases being an Included Location. It is acknowledged that the provisions of clause (ii) above only apply to an Identified Facility that is an Included Location, not a Specified Lien Location.
(c)    The Company Parties further agree that the Company will promptly notify Aron in writing of any Included Location or Specified Lien Location that (i) the Company or LOTT removes from service, for any reason and if removal from service is anticipated to be more than 30 days or (ii) has had no bulk movements of Crude Oil or Products during any period of 60 consecutive days or has otherwise been designated or categorized as no longer being active or in use for at least 60 consecutive days and has de minimis inventory and then, in either such case, Aron shall, within 5 Business Days after receipt of such notice, advise the Company whether the tank or pipeline constituting such Included Location or Specified Lien Location shall cease to constitute an Included Location or Specified Lien Location for purposes hereof. If Aron advises the Company Parties that any such tank or pipeline is to cease to be an Included Location or Specified Lien Location, such change in status shall occur on the effective date specified by Aron. If any tank or pipeline has ceased to be an Included Location or Specified Lien Location pursuant to this Section 14.4(c) and thereafter such tank or pipeline is returned to service or reactivated and Aron determines, in its reasonable good faith judgment, that such tank or pipeline is compliant with Aron’s Policies and Procedures, then Aron shall promptly cooperate with the Company to reestablish such tank or pipeline as an Included Location or Specified Lien Location hereunder.
(d)    With respect to any Included Location that is subject to a Required Storage and Transportation Arrangement (other than a Required MLP Arrangement), the Company Parties shall use their commercially reasonable efforts to arrange for Aron to be permitted, from time to time, to conduct inspections of such Included Location for purposes of determining whether such Included Location satisfies Aron’s Policies and Procedures. If despite such efforts, the Company Parties are unable to make such arrangements with respect to an Included Location, then upon written notice from Aron to the Company such Included Location shall be converted to a Specified Lien Location.

(e)    With respect to any Included Location or Specified Lien Location that is owned or operated by either Company Party or any MLP Party, the Company Parties shall from time to time permit or cause a MLP Party to permit Aron to conduct inspections of such Included Location or Specified Lien Location for purposes of determining whether such Included Location or Specified Lien Location satisfies Aron’s Policies and Procedures. If the Company Parties fail to comply with the foregoing requirement with respect to any Included Location or Specified Lien Location, then upon written notice from Aron to the Company such Included Location or Specified Lien Location shall cease to constitute an Included Location or Specified Lien Location for purposes hereof.
ARTICLE 15

TAXES
15.1    The Company shall pay and indemnify and hold Aron harmless against, the amount of all sales, use, gross receipts, value added, severance, ad valorem, excise, property, spill, environmental, transaction-based, or similar taxes, duties and fees, howsoever designated (each, a “Tax” and collectively, “Taxes”) regardless of the taxing authority, and all penalties and interest thereon, paid, owing, asserted against, or incurred by Aron directly or indirectly with respect to the Crude Oil procured and sold, and the Products purchased and resold, and other transactions contemplated hereunder to the greatest extent permitted by Applicable Law; in the event that the Company is not permitted to pay such Taxes, the amount due hereunder shall be adjusted such that the Company shall bear the economic burden of the Taxes. The Company shall pay when due such Taxes unless there is an applicable exemption from such Tax, with written confirmation of such Tax exemption to be contemporaneously provided to Aron. To the extent Aron is required by law to collect such Taxes, one hundred percent (100%) of such Taxes shall be added to invoices as separately stated charges and paid in full by the Company in accordance with this Agreement, unless the Company is exempt from such Taxes and furnishes Aron with a certificate of exemption; provided, however, that (i) the failure of Aron to separately state or collect Taxes from the Company shall not alter the liability of the Company for Taxes and (ii) Aron shall only be liable for Taxes if and to the extent that Taxes have been separately stated and collected from the Company. Aron shall be responsible for all taxes imposed on Aron’s net income.
15.2    If the Company disagrees with Aron’s determination that any Tax is due with respect to transactions under this Agreement, the Company shall have the right to seek a binding administrative determination from the applicable taxing authority, or, alternatively, the Company shall have the right to contest any asserted claim for such Taxes in its own name, subject to its agreeing to indemnify Aron for the entire amount of such contested Tax (including any associated interest and/or late penalties) should such Tax be deemed applicable. Aron agrees to reasonably cooperate with the Company, at the Company’s cost and expense, in the event the Company determines to contest any such Taxes. Notwithstanding anything to the contrary in Section 15.1, the Company shall not be obligated to indemnify Aron with respect to any penalties or interest resulting from (and only to the extent of and attributable to) Aron’s negligence in preparing and filing any property tax returns that are to be prepared and filed by Aron with respect hereto; provided any information that the Company has provided to Aron for purposes of such returns is accurate and complete, and made available by the Company to Aron in a timely manner. If the Company apprises Aron in a timely manner of any verifiable discounts available for early filing of any such property tax returns that Aron is to file, Aron shall use its commercially reasonable efforts to avail itself of such discounts and if any such discount is obtained, the amount to be indemnified by the Company under Section 15.1 shall be the discounted amount.
15.3    The Company and Aron shall promptly inform each other in writing of any assertion by a taxing authority of additional liability for Taxes in respect of said transactions. Any legal proceedings or any other action against Aron with respect to such asserted liability shall be under Aron’s direction, but the Company shall be consulted. Any legal proceedings or any other action against the Company with respect to such asserted liability shall be under the Company’s direction, but Aron shall be consulted. In any event, the Company and Aron shall fully cooperate with each other as to the asserted liability. Each Party shall bear all the reasonable costs of any action undertaken by the other at the Party’s request.
15.4    Any other provision of this Agreement to the contrary notwithstanding, this Article  15 shall survive until ninety (90) days after the expiration of the statute of limitations for the assessment, collection, and levy of any Tax.
ARTICLE 16

INSURANCE
16.1    Insurance Coverages. The Company shall procure and maintain in full force and effect throughout the Term of this Agreement insurance coverages of the following types and amounts and with insurance or reinsurance companies rated not less than A- by A.M. Best or an equivalent rating agency of comparable financial strength:
(a)    Property damage coverage on an “all risk” basis subject to policy terms, conditions, and exclusions without flood, earthquake, windstorm, tsunami and terrorism exclusions in an amount sufficient to cover the greater of the market value or potential full replacement cost of all Crude Oil and Products owned by Aron or the Company Parties in inventory at any location hereunder. In the event that the market value or potential full replacement cost of all Crude Oil and Products exceeds the insurance limits available or the insurance limits available at commercially reasonable rates in the insurance marketplace, the Company will maintain the highest insurance limit available at commercially reasonable rates; provided, however, that the Company will promptly notify Aron of the Company’s inability to fully insure any Crude Oil and Products and provide full details of such inability. Such policies shall be endorsed to name Aron as a loss payee with respect to any of Aron's Crude Oil or Product in the care, custody or control of the Company. Notwithstanding anything to the contrary herein, Aron, may, at its option and its sole expense, endeavor to procure and provide such property damage coverage for the Crude Oil and Products; provided that, to the extent any such insurance is duplicative with insurance procured by the Company, the insurance procured by the Company shall in all cases represent, and be written to be, the primary coverage;

(b)    Commercial General Liability coverage which includes bodily injury, property damage, contractual liability, cross suit liability, and products and completed operations liability coverage in a minimum amount of $[***] per occurrence and $[***] in the aggregate;
(c)    Wharfinger's/Charterer's Liability insurance (if applicable) in a minimum amount of $[***] per occurrence and in the aggregate;
(d)    (i) Workers’ Compensation in the amount required by Applicable Law, and (i) Employer’s Liability with a minimum amount of $[***] per accident, $[***] per disease, and $[***] aggregate;
(e)    Automobile Liability coverage in a minimum amount of $[***] combined single limit for all owned/hired/non-owned vehicles; and
(f)    Umbrella/Excess Liability coverage providing coverage on a follow-form or equivalent basis with respect to the coverage required under Sections 16.1(b), (c), (d)(ii) and (e) in a minimum amount of $[***] per occurrence and in the aggregate.
(g)    Sudden and Accidental pollution liability of $[***] provided as part of the Commercial General Liability and Umbrella/Excess Liability program or as part of a standalone placement providing equivalent coverage.
16.2    Additional Insurance Requirements.
(a)    The foregoing policies in Section 16.1 shall include or provide waiver of subrogation for the benefit of Aron and the insurance shall be primary and non-contributory from Aron’s insurance. The foregoing policies with the exception of those listed in Sections 16.1(a) and 16.1(d)(i) shall include Aron, its subsidiaries, and affiliates and their respective directors, officers, employees and agents as additional insured. The foregoing policy in Section 16.1(a) shall include Aron as loss payee and/or lender loss payee with respect the Crude Oil and Products.
(b)    The Company shall cause its insurance carriers to furnish Aron with insurance certificates, in ACORD form or equivalent form reasonably satisfactory to Aron, evidencing the existence of the coverages and the endorsements required above. The Company shall provide thirty (30) days’ written notice prior to cancellation of insurance becoming effective. The Company also shall provide renewal certificates within ten (10) days after expiration of the policy.
(c)    The mere purchase and existence of insurance does not reduce or release either Party from any liability incurred or assumed under this Agreement.
(d)    The Company shall comply with all notice and reporting requirements in the foregoing policies and timely pay all premiums.

The Company shall be responsible for any deductibles or retentions that are applicable to the insurance required pursuant to Section 16.1.
16.3    The Company shall have the right to satisfy its insurance obligations outlined in Sections 16.1 and 16.2 by means of a captive insurance program provided that (a) such captive insurance program is permitted under and in compliance with applicable law, (b) such insurance policy or policies issued by the captive insurer contains a “cut-though” endorsement providing that in the event of the captive insurer’s insolvency any reinsurer of the captive insurer will pay any loss covered by a reinsurance contract directly to the Company, and (c) such captive insurance program is able to pay claims in accordance with the laws of the State of New York.
ARTICLE 17

FORCE MAJEURE
17.1    If a Party is rendered unable by an event of Force Majeure to perform in whole or in part any obligation or condition of this Agreement (the “Affected Party”), it shall not be liable to the other Party to perform such obligation or condition (except for payment and indemnification obligations) for so long as the event of Force Majeure exists and to the extent that performance is prevented or materially hindered by such event of Force Majeure; provided, however, that the Affected Party shall use any commercially reasonable efforts to mitigate, avoid or remove the event of Force Majeure. During the period that performance by the Affected Party of a part or whole of its obligations has been suspended by reason of an event of Force Majeure, the other Party (the “Non-Affected Party”) likewise may suspend the performance of all or a part of its obligations to the extent that such suspension is commercially reasonable, except for any payment and indemnification obligations. The Parties acknowledge that if, as a result of a Force Majeure, the Company were to suspend its receipt and/or processing of Crude Oil, then Aron would be entitled to suspend, to a comparable extent, its purchasing of Products. To the extent that Aron is unable to perform hereunder as a result of any event of Force Majeure as described in the last sentence of the definition of such term set forth above, such event shall constitute a material hindrance for purposes of this Article  17.
17.2    The Affected Party shall give prompt notice to the Non-Affected Party of its declaration of an event of Force Majeure, to be followed by written notice within twenty-four (24) hours after receiving notice of the occurrence of a Force Majeure event, including, to the extent feasible, the details and the expected duration of the Force Majeure event and the volume of Crude Oil or Products affected. The Affected Party also shall promptly notify the Non-Affected Party when the event of Force Majeure is terminated. However, the failure or inability of the Affected Party to provide such notice within the time periods specified above shall not preclude it from declaring an event of Force Majeure.
17.3    In the event the Affected Party’s performance is suspended due to an event of Force Majeure in excess of ninety (90) consecutive days after the date that notice of such event is given, and so long as such event is continuing, the Non-Affected Party, in its sole discretion, may terminate or curtail its obligations under this Agreement affected by such event of Force Majeure (the “Affected Obligations”) by giving notice of such termination or curtailment to the Affected Party, and neither

Party shall have any further liability to the other in respect of such Affected Obligations to the extent terminated or curtailed, except for the rights and remedies previously accrued under this Agreement, any payment and indemnification obligations by either Party under this Agreement and the obligations set forth in Article  20.
17.4    If any Affected Obligation is not terminated pursuant to this Article  17 or any other provision of this Agreement, performance shall resume to the extent made possible by the end or amelioration of the event of Force Majeure in accordance with the terms of this Agreement; provided, however, that the term of this Agreement shall not be extended.
17.5    The Parties acknowledge and agree that the right of Aron to declare a Force Majeure based upon any failure by a Third Party Supplier to deliver Crude Oil under a Procurement Contract is solely for purposes of determining the respective rights and obligations as between Aron and the Company with respect to any Crude Oil delivery affected thereby, and any such declaration shall not excuse the default of such Third Party Supplier under one or more Procurement Contracts. Any claims that Aron may have as a result of such Third Party Supplier’s failure shall be subject to Section 5.9 and any other applicable provisions of this Agreement relating to claims against third parties.
17.6    If at any time during the Term any of the Required Storage and Transportation Arrangements cease to be in effect (in whole or in part), any of the Included Crude Pipeline, Included Product Pipeline or Included Third Party Storage Tanks cease, in whole or in part, to be available to Aron pursuant to the Required Storage and Transportation Arrangements or any Third Party Lien Location ceases, in whole or in part, to be available to the Company or LOTT, and the foregoing is a result of or attributable to any owner or operator of the Included Crude Pipeline, Included Product Pipeline, Included Third Party Storage Tanks or Third Party Lien Location becoming Bankrupt or breaching or defaulting in any of its obligations relating to the Required Storage and Transportation Arrangements or its contractual obligations to the Company or LOTT, then:
(a)    The Company shall promptly use commercially reasonable efforts to establish (i) in the case of a Required Storage and Transportation Arrangement, alternative and/or replacement storage and transportation arrangements subject to a Required Storage and Transportation Arrangement for Aron’s benefit and no less favorable to Aron (in Aron’s reasonable judgment) than those that have ceased to be available and (ii) in the case of a Third Party Lien Location, an alternative and/or replacement storage and transportation arrangement to serve as a replacement for the location that ceased to be a Third Party Lien Location;
(b)    Until such alternative and/or replacement arrangements complying with clause (a) above have been established, each Party shall be deemed to have been affected by an event of Force Majeure and its obligations under this Agreement shall be curtailed to the extent such performance is prevented or materially hindered by such lack of effectiveness of any Required Storage and Transportation Arrangements, Third Party Lien Location or the availability of any pipeline or storage facility related thereto; and

(c)    Without limiting the generality of the foregoing, in no event shall Aron have any obligation under or in connection with this Agreement to store Crude Oil or Product in any pipeline or store Crude Oil or Product in any storage facility or to treat any location as a Specified Lien Location at any time from and after the owner or operator thereof becomes Bankrupt. If any such storage facility is an Included Location then Aron may, in its discretion, elect upon written notice to the Company that such storage facility shall cease to be an Included Location as of a date specified in such written notice in which case any Crude Oil or Product held by Aron therein shall be purchased by the Company in accordance with the applicable provisions of Sections 10.1 and 10.2 hereof.
ARTICLE 18

REPRESENTATIONS, WARRANTIES AND COVENANTS
18.1    Mutual Representations. Each Party represents and warrants to the other Party as of the Third Restatement Effective Date and each sale of Crude Oil hereunder, that:
(a)    It is an “Eligible Contract Participant” as defined in Section 1a(18) of the Commodity Exchange Act, as amended.
(b)    It is (i) a “forward contract merchant” in respect of this Agreement and this Agreement and each sale of Crude Oil or Products hereunder constitutes a “forward contract,” as such term is used in Section 556 of the Bankruptcy Code, (ii) a “swap participant” in respect of this Agreement and this Agreement and each sale of Crude Oil or Products hereunder constitutes a commodity forward agreement as such term is used in the definition of “swap agreement,” as each such term is defined in the Bankruptcy Code and used in Section 560 of the Bankruptcy Code and (iii) a “master netting agreement participant” and this Agreement constitutes a “master netting agreement,” as each such term is defined in the Bankruptcy Code and used in Section 561 of the Bankruptcy Code.
(c)    It is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and in good standing under such laws.
(d)    It has the corporate, governmental or other legal capacity, authority and power to execute and deliver the Transaction Documents and to perform its obligations under this Agreement, and has taken all necessary action to authorize the foregoing.
(e)    The execution, delivery and performance of the Transaction Documents and the performance of its obligations thereunder and the consummation of the transactions contemplated thereby do not violate or conflict with any Applicable Law, any provision of its constitutional documents, any order or judgment of any court or Governmental Authority applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets.
(f)    All governmental and other authorizations, approvals, consents, notices and filings that are required to have been obtained or submitted by it with respect to the

Transaction Documents have been obtained or submitted are in full force and effect, and all conditions of any such authorizations, approvals, consents, notices and filings have been complied with.
(g)    Its obligations under the Transaction Documents constitute its legal, valid and binding obligations, enforceable in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general application regardless of whether enforcement is sought in a proceeding in equity or at law).
(h)    No Event of Default or, to such Party’s knowledge, Default has occurred and is continuing, and no such event or circumstance would occur as a result of its entering into or performing its obligations under the Transaction Documents.
(i)    There is not pending or, to its knowledge, threatened against it or any of its Affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, Governmental Authority, official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Agreement or its ability to perform its obligations under the Transaction Documents.
(j)    It is not relying upon any representations of the other Party other than those expressly set forth in this Agreement.
(k)    It has entered into this Agreement as principal (and not as advisor, agent, broker or in any other capacity, fiduciary or otherwise), with a full understanding of the material terms and risks of the same, and is capable of assuming those risks.
(l)    It has made its trading and investment decisions (including their suitability) based upon its own judgment and any advice from its advisors as it has deemed necessary and not in reliance upon any view expressed by the other Party.
(m)    The other Party (i) is acting solely in the capacity of an arm’s-length contractual counterparty with respect to this Agreement, (ii) is not acting as a financial advisor or fiduciary or in any similar capacity with respect to this Agreement and (iii) has not given to it any assurance or guarantee as to the expected performance or result of this Agreement.
(n)    It is not bound by any agreement that would preclude or hinder its execution, delivery, or performance of this Agreement.
(o)    Neither it nor any of its Affiliates has been contacted by or negotiated with any finder, broker or other intermediary in connection with the sale of Crude Oil or Products hereunder who is entitled to any compensation with respect thereto.

None of its directors, officers, employees or agents or those of its Affiliates has received or will receive any commission, fee, rebate, gift or entertainment of significant value in connection with this Agreement.
18.2    Company’s and LOTT’s Representations and Covenants. The Company Parties represent and warrant to and agree with Aron as follows:
(a)    The Company and LOTT (each, a “Company Party,” and collectively, the “Company Parties”) have delivered true and complete copies of the Base Agreements and Required Storage and Transportation Arrangements and all amendments thereto to Aron.
(b)    Each Company Party shall in all material respects continue to perform its obligations under and comply with the terms of the Base Agreements and Required Storage and Transportation Arrangements.
(c)    Each Company Party shall maintain and pursue diligently all its material rights under the Base Agreements and Required Storage and Transportation Arrangements and take all reasonable steps to enforce any rights granted to the applicable Company Party thereunder.
(d)    Neither Company Party shall modify, amend or waive rights arising under the Base Agreements or Required Storage and Transportation Arrangements without the prior written consent of Aron; provided, however, that if a Company Party provides Aron with notice, the Company Party may make such modifications or amendments, including extensions or elections under any of the foregoing, that do not adversely affect Aron’s rights thereunder or otherwise interfere with Aron’s rights to use the Pipeline Systems and Included Third Party Storage Tanks subject thereto without the prior written consent of Aron.
(e)    Neither Company Party shall cause or permit any of the Crude Oil or Products held at the Included Locations to become subject to any liens or encumbrances, other than Permitted Liens.
(f)    The Company has delivered true and complete copies of the Existing Financing Agreements and all material amendments thereto to Aron.
(g)    Neither Company Party shall modify or amend (including any extensions of or elections under), or waive any rights arising under, any Existing Financing Agreement without the prior written consent of Aron, if doing so would (i) adversely affect in any respect any of Aron’s rights or remedies under this Agreement or the other Transaction Documents or (ii) cause such Existing Financing Agreement to no longer satisfy the conditions set forth in Section 2.1(k) and Section 2.1(m) above, including, without limitation, the recognition that Aron is the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any liens of any lender or other creditor that is party to such Financing Agreement, other than Permitted Liens.

(h)    The Company Parties represent and warrant that to their knowledge, none of its Affiliates are party to any credit agreement, indenture or other financing agreement under which the Company Parties or any of their subsidiaries may incur or become liable for indebtedness for borrowed money (including capitalized lease obligations and reimbursement obligations with respect to letters of credit) which covenants that limit or otherwise apply to any of the business, assets or operations of the Company or LOTT, other than the Existing Financing Agreements.
(i)    The Company Parties represent and warrant that, to their knowledge, Schedule U hereto contains a complete list of all storage, loading and offloading facilities owned, operated, leased or used pursuant to a contractual right of use by the Company or LOTT.
(j)    Neither Company Party shall, from and after the Original Effective Date, enter into any Financing Agreement (an “Additional Financing Agreement”) unless such Additional Financing Agreement, at the time it is entered into, (i) contains provisions that recognize the respective rights and obligations of the Parties under this Agreement and the other Transaction Documents, (ii) does not adversely affect in any respect any of Aron’s rights or remedies under this Agreement or the other Transaction Documents and (iii) satisfies the conditions in Section 2.1(k) and Section 2.1(m) to the same extent as if such Additional Financing Agreement were an Existing Financing Agreement, including, without limitation, the recognition that Aron is the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any liens of any lender or other creditor that is party to such Financing Agreement, other than Permitted Liens. Neither Company Party shall modify or amend (including any extensions of or elections under), or waive any rights arising under, any Additional Financing Agreement without the prior written consent of Aron, if doing so would (i) adversely affect in any respect any of Aron’s rights or remedies under this Agreement or the other Transaction Documents or (ii) cause such Additional Financing Agreement to no longer satisfy the conditions set forth in Section 2.1(k) and Section 2.1(m) above to the same extent as if such Additional Financing Agreement were an Existing Financing Agreement, including, without limitation, the recognition that Aron is the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any liens of any lender or other creditor that is party to such Financing Agreement, other than Permitted Liens.
(k)    (i) To the extent deemed necessary or appropriate by Aron, the Company shall cause acknowledgements and/or releases (including without limitation, amendments or termination of UCC financing statements), in form and substance satisfactory to Aron, to be duly executed by lenders or other creditors that are party to Existing Financing Agreements, confirming the release of any lien in favor of such lender or other creditor that might apply to or be deemed to apply to any Crude Oil and/or Products of which Aron is the owner as contemplated by this Agreement and the other Transaction Documents and agreeing to provide Aron with such further documentation as it may reasonably request in order to confirm the foregoing; and

(i)    With respect to the Acknowledgment Agreement, dated as of March 30, 2018, among Aron, the Company Parties and Wells Fargo Bank, National Association (in its capacity as collateral agent for certain lenders) (the “Company Acknowledgment Agreement”) and the Acknowledgment Agreement, dated as of March 15, 2017, among Aron, Delek MLP, Sala, El Dorado, Magnolia, Delek Operating and Fifth Third Bank, as administrative agent under the “Credit Agreement” referenced therein (the “MLP Acknowledgment Agreement”), and without limiting the generality of Section 18.2(k)(i) above, the Company Parties covenant that from and after the date hereof they will promptly cause the Company Acknowledgment Agreement or the MLP Acknowledgment Agreement, as applicable, to be further amended or amended and restated, to the extent deemed necessary or appropriate by Aron, to acknowledge any locations hereafter added as Included Locations hereunder (together with Crude Oil and Products held therein by Aron).
(l)    The Company Parties represent and warrant that the Storage Facilities owned and/or operated by the Company Parties have been maintained, repaired, inspected and serviced such that they are in good working order and repair. The Company hereby represents, warrants and covenants that it will take commercially reasonable actions (or cause others to take commercially reasonable actions) to maintain, repair, inspect and service such Storage Facilities in accordance with industry standards.
(m)    In the event that any Company Party becomes Bankrupt, and to the extent permitted by Applicable Law, the Company Party intends that (i) Aron’s right to liquidate, collect, net and set off rights and obligations under this Agreement and liquidate and terminate this Agreement shall not be stayed, avoided, or otherwise limited by the Bankruptcy Code, including Sections 362(a), 547, 548 or 553 thereof; (ii) Aron shall be entitled to the rights, remedies and protections afforded by and under, among other sections, Sections 362(b)(6), 362(b)(17), 362(b)(27), 546(e), 546(g), 546(j), 548(d), 553, 556, 560, 561 and 562 of the Bankruptcy Code; and (iii) any cash, securities or other property provided as performance assurance, credit, support or collateral with respect to the transactions contemplated hereby shall constitute “margin payments” as defined in Section 101(38) of the Bankruptcy Code and all payments for, under or in connection with the transactions contemplated hereby, shall constitute “settlement payments” as defined in Section 101(51A) of the Bankruptcy Code.
(n)    The Company Parties agree that they shall have no interest in or the right to dispose of, and shall not permit the creation of, or suffer to exist, any security interest, lien, encumbrance, charge or other claim of any nature, other than Permitted Liens, with respect to any quantities of Crude Oil prior to the delivery thereof by Aron to the Company at the Crude Delivery Point or any quantities of Products after delivery thereof to Aron at the Products Delivery Point (collectively, “Aron’s Property”). The Company Parties authorize Aron to file at any time and from time to time any UCC financing statements describing the quantities of Aron’s Property subject to this Agreement and Aron’s ownership thereof and title thereto, and the Company Parties hereby authorizes Aron to file (with or without the

Company’s signature), at any time and from time to time, all amendments to financing statements, assignments, continuation financing statements, termination statements, and other documents and instruments, in form reasonably satisfactory to Aron, as Aron may reasonably request, to provide public notice of Aron’s ownership of and title to the quantities of Aron’s Property subject to this Agreement and to otherwise protect Aron’s interest therein.
(o)    As provided in the Pledge and Security Agreement, the Company Parties have granted to Aron, as additional security for the prompt and complete payment and performance of all obligations of the Company Parties arising hereunder or under the other Transaction Documents and under all transactions contemplated thereby (collectively, the “Obligations”), a present and continuing security interest in all of such Company Parties’ right, title and interest in, to and under all crude oil, refined petroleum products and other hydrocarbons (collectively, “Hydrocarbons”) from time to time owned by either Company Party, wherever located (including Hydrocarbons located at the Specified Lien Locations and at any other locations) and whether now existing or owned or hereafter acquired or arising and all documents of title directly related thereto and all general intangibles arising therefrom (collectively, the “Inventory Collateral”), provided that the Inventory Collateral excludes the Colonial Pipeline Inventory (as defined in the Pledge and Security Agreement. The foregoing security interest is a continuation of the security interest granted under Section 17.2(o) of the Original Agreement, which has been maintained in effect at times from the date of the Original Agreement to the Restatement Effective Date and is continuing from and after the Restatement Effective Date pursuant to the Pledge and Security Agreement. Each Company Party hereby authorizes Aron to file at any time and from time to time any financing statements describing the Inventory Collateral, and each Company Party hereby authorizes Aron to file (with or without such Company Party’s signature), at any time and from time to time, all amendments to financing statements, continuation financing statements, termination statements, notices and all other documents and instruments, in form satisfactory to Aron, as Aron may reasonably request, to maintain the priority and perfection or provide notice of Aron’s security interest in the Inventory Collateral and to accomplish the purposes of this Agreement. Without limiting its representations, warranties, covenants and other obligations under the Pledge and Security Agreement, each Company Party (i) represents and warrants that such Pledge and Security Agreement creates an enforceable security interest in the Inventory Collateral in favor of Aron and, upon filing the initial financing statements contemplated above, Aron shall have a perfected, first priority lien on and security interest in the Inventory Collateral and (ii) covenants and agrees that, so long as this Agreement or any Transaction Documents remain in effect or any Obligations remain unsatisfied, it will not create, agree or consent to any Liens on the Inventory Collateral (other than the lien granted to Aron hereunder) other than Permitted Liens. Upon the occurrence and during the continuance of any Event of Default with respect to a Company Party, Aron shall have, in addition to all other rights and remedies granted to it in this Agreement or any other Transaction Document, all the rights and remedies of a secured party under the UCC and other Applicable Laws with respect to the Inventory Collateral.
(p)    With respect to all Required Storage and Transportation Arrangements in which the party providing the storage or transportation services is an Affiliate of the

Company, the Company and LOTT shall cause such Affiliate to perform its obligations under such Required Storage and Transportation Arrangement.
(q)    With respect to the Required MLP Arrangements,
(i) no later than the date on which such Required MLP Arrangements become effective, the Company and LOTT shall have procured from the secured creditors of Delek MLP and delivered to Aron, access agreements duly executed by such secured creditors and in form and substance reasonably satisfactory to Aron, granting Aron access to the plant, property and equipment upon which such secured creditors have a lien with respect to any Crude Oil and/or Products of Aron’s from time to time located in or at such plant, property and equipment; and
(ii) to the fullest extent permitted by Applicable Law, cause Delek MLP and its subsidiaries that are parties to such Required MLP Arrangements to make the full capacity of the pipelines and storage facilities available pursuant thereto to Aron for purposes of this Agreement and the transactions contemplated hereby and by the other Transaction Documents.
(r)    With respect to any Inventory Collateral that is held in a location that is not an Owned Lien Location, the Company Parties covenant and agree that:
(i)    Any Person at any time and from time to time holding all or any portion of such Inventory Collateral shall be deemed to, and shall, hold such Inventory Collateral as the agent of, and as pledge holder for, Aron. At any time and from time to time, Aron may give notice to any such Person holding all or any portion of such Inventory Collateral that such Person is holding the Inventory Collateral as the agent and bailee of, and as pledge holder for, Aron, and obtain such Person’s written acknowledgment thereof. Without limiting the generality of the foregoing, the Company Parties will join with Aron in notifying any Person who has possession of any Inventory Collateral of Aron’s security interest therein and obtaining an acknowledgment from such Person that it is holding the Inventory Collateral for the benefit of Aron.
(ii)    From and after the Third Restatement Effective Date, the Company Parties will use commercially reasonable efforts to obtain from each Person from whom the Company leases any premises, and from each other Person at whose premises any Inventory Collateral is at any time present (including any bailee, warehouseman or similar Person), any such collateral access, subordination, landlord waiver, bailment, consent and estoppel agreements, as Aron may reasonably require, in form and substance satisfactory to Aron; provided that, with respect to any such Person that is an Affiliate of the Company, the Company Parties will cause such Person to deliver to Aron a “bailee’s letter” in substantially the form attached as Schedule JJ hereto no later than (whether a new location that is being added as a Specified Lien Location or an Included Location that is being converted to a Specified Lien Location), 45 days after the Parties agree to such location becoming a Specified

Lien Location or if later, the effective date on which such location becomes a Specified Lien Location. In the event that any such Person becomes an Affiliate of the Company on and after the Third Restatement Effective Date, the Company will cause such Person to deliver such bailee’s letter no later than 45 days after the date such Person becomes an Affiliate of the Company. For any such Person that is not an Affiliate of the Company, the Company Parties shall continue from time to time to make the commercially reasonable efforts contemplated by this provision.
18.3    Acknowledgment. The Company Parties acknowledge and agree that (1) Aron is a merchant of Crude Oil and Products and may, from time to time, be dealing with prospective counterparties, or pursuing trading or hedging strategies, in connection with aspects of Aron’s business which are unrelated hereto and that such dealings and such trading or hedging strategies may be different from or opposite to those being pursued by or for either Company Party, (2) Aron may, in its sole discretion, determine whether to advise the Company Party of any potential transaction with a Third Party Supplier and prior to advising the Company Party of any such potential transaction Aron may, in its discretion, determine not to pursue such transaction or to pursue such transaction in connection with another aspect of Aron’s business and Aron shall have no liability of any nature to either Company Party as a result of any such determination, (3) Aron has no fiduciary or trust obligations of any nature with respect to the Refinery or either Company Party or any of its Affiliates, (4) Aron may enter into transactions and purchase Crude Oil or Products for its own account or the account of others at values more favorable than those being paid by either Company Party hereunder and (5) nothing herein shall be construed to prevent Aron, or any of its partners, officers, employees or Affiliates, in any way from purchasing, selling or otherwise trading in Crude Oil, Products or any other commodity for its or their own account or for the account of others, whether prior to, simultaneously with or subsequent to any transaction under this Agreement.
ARTICLE 19

DEFAULT AND TERMINATION
19.1    Events of Default. Notwithstanding any other provision of this Agreement, the occurrence of any of the following shall constitute an “Event of Default”:
(a)    Any Party fails to make payment when due (i) under Article  10, Article  11 Article  20 or any Company Purchase Agreement within one (1) Business Day after a written demand therefor or (ii) under any other provision hereof or any other Transaction Document within five (5) Business Days; or
(b)    Other than a default described in Sections 19.1(a) and 19.1(c), any Party fails to perform any material obligation or covenant to the other under this Agreement or any other Transaction Document, which is not cured to the reasonable satisfaction of any other Party (in its sole discretion) within ten (10) Business Days after the date that such Party receives written notice that such obligation or covenant has not been performed; or
(c)    Any Party breaches any material representation or material warranty made or repeated or deemed to have been made or repeated by the Party, or any warranty or representation proves to have been incorrect or misleading in any material respect when made or repeated or deemed to have been made or repeated under any Transaction Document; provided, however, that if such breach is curable, such breach is not cured to the reasonable satisfaction of the other Party within ten (10) Business Days after the date that such Party receives notice that corrective action is needed; or
(d)    Any Party becomes Bankrupt; or
(e)    Any Party or any of its Designated Affiliates (1) defaults under a Specified Transaction and, after giving effect to any applicable notice requirement or grace period, there occurs a liquidation of, an acceleration of obligations under, or any early termination of, that Specified Transaction, (2) defaults, after giving effect to any applicable notice requirement or grace period, in making any payment or delivery due on the last payment, delivery or exchange date of, or any payment on early termination of, a Specified Transaction (or such default continues for at least three (3) Business Days if there is no applicable notice requirement or grace period) or (3) disaffirms, disclaims, repudiates or rejects, in whole or in part, a Specified Transaction (or such action is taken by any Person or entity appointed or empowered to operate it or act on its behalf); or
(f)    (i) Either Company Party fails in a material respect to perform its obligations under, comply with, or maintain a Base Agreement or the Required Storage and Transportation Arrangements; or (ii) either Company Party breaches in a material respect its obligations under Section 9.5(c) or Section 18.2(e);
(g)    A Company Party or any of its Affiliates sells, leases, subleases, transfers or otherwise disposes of, in one transaction or a series of related transactions, all or a material portion of the assets of the Refinery; or
(h)    The Company or LOTT (i) consolidates or amalgamates with, merges with or into, or transfers all or substantially all of its assets to, another entity (including an Affiliate) or any such consolidation, amalgamation, merger or transfer is consummated, and (ii)(A) the successor entity resulting from any such consolidation, amalgamation or merger or the Person that otherwise acquires all or substantially all of the assets of the Company or LOTT does not assume, in a manner satisfactory to Aron, all of the Company’s obligations hereunder and under the other Transaction Documents, or (B) in the reasonable judgment of Aron, the creditworthiness of the resulting, surviving or transferee entity, taking into account any guaranties, is materially weaker than the Company immediately prior to the consolidation, amalgamation, merger or transfer; or
(i)    The Company fails to provide Adequate Assurance in accordance with Section 13.5; or
(j)    There shall occur either (A) a default, event of default or other similar condition or event (however described) in respect of either Company Party, any of its Subsidiaries or the Guarantor under one or more agreements or instruments relating to Specified Indebtedness (including any guarantees of Specified Indebtedness) in an aggregate amount of not less than fifty million dollars ($50,000,000) which has resulted in such Specified Indebtedness becoming due and payable under such agreements and instruments before it would have otherwise been due and payable or (B) a default by either Company Party, any such Subsidiary or the Guarantor (individually or collectively) in making one or more payments on the due date thereof in an aggregate amount of not less than fifty million dollars ($50,000,000) under such agreements or instruments (after giving effect to any applicable notice requirement or grace period); or
(k)    An “Event of Default” (howsoever defined) has occurred under any of the Existing Financing Agreements or any other Financing Agreements to which either Company Party is a party or for which either Company Party has provided a guaranty or under any guaranty of such Financing Agreements provided by the Guarantor; or
(l)    Any of the parties under any of the Existing Financing Agreements or any other Financing Agreements shall disaffirm, disclaim, repudiate or reject, in whole or in part, or challenge the validity of this Agreement; or
(m)    Any of the following: (i) the Guarantor or any S&O Party fails to perform or otherwise defaults in any obligation under the Guarantee or the S&O Party Guarantee, as applicable, (ii) the Guarantor or any S&O Party becomes Bankrupt, (iii) either of the Guarantee or the S&O Party Guarantee expires or terminates or ceases to be in full force and effect prior to the satisfaction of all obligations of the Company, LOTT or any other subsidiary of the Company to Aron under this Agreement and the other Transaction Documents, (iv) the Guarantor or any S&O Party disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, the Guarantee or the S&O Party Guarantee, as applicable, or (v) a Change of Control occurs.
The Company shall be the Defaulting Party upon the occurrence of any of the events described in clauses (f)-(m) (inclusive) above. If any of the events described in clauses (a)-(e) occurs with respect to or is caused by LOTT or any other subsidiary of the Company, the Company shall be the Defaulting Party upon the occurrence of such event.
19.2    Remedies Upon Event of Default.
(a)    Notwithstanding any other provision of this Agreement, if any Event of Default with respect to a Company, on the one hand, or Aron, on the other hand (such defaulting Party, the “Defaulting Party”) has occurred and is continuing, Aron (where the Company is the Defaulting Party) or the Company (where Aron is the Defaulting Party) (such non-defaulting Party or Parties, the “Non-Defaulting Party”) may, without notice, (i) declare all of the Defaulting Party’s obligations under this Agreement to be forthwith due and payable, all without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Defaulting Party (except that in the case of any Event of Default under Section 19.1(d), all such obligations shall automatically and without any such declaration become forthwith due and payable) and/or (ii) subject to Section 19.2(c), exercise any rights and remedies provided or available to the Non-Defaulting Party under this Agreement or at law or equity, including all remedies provided under UCC and as provided under this Section 19.2. It is expressly agreed that all such obligations shall be due and payable as a result of any acceleration pursuant to this Section 19.2, including (without limitation) in the case of any automatic acceleration resulting from an Event of Default under Section 19.1(d) and all such obligations shall survive and continue to be due and payable following an Event of Default under Section 19.1(d).
(b)    Notwithstanding any other provision of this Agreement, if an Event of Default has occurred and is continuing with respect to the Defaulting Party, the Non-Defaulting Party shall have the right, immediately and at any time(s) thereafter, to terminate this Agreement (and any other contract or agreement that may then be outstanding among the Parties that relates specifically to this Agreement, including any Transaction Document) and, subject to Section 19.2(c), to liquidate and terminate any or all rights and obligations under this Agreement (except that in the case of any Event of Default under Section 19.1(d), this Agreement shall automatically and without any notice be terminated). The Settlement Amount (as defined below) shall be calculated in a commercially reasonable manner based on such liquidated and terminated rights and obligations and shall be payable by one Party to the others. The “Settlement Amount” means the amount, expressed in U.S. Dollars, of losses and costs that are or would be incurred by the Non-Defaulting Party (expressed as a positive number) or gains that are or would be realized by the Non-Defaulting Party (expressed as a negative number) as a result of the liquidation and termination of all rights and obligations under this Agreement. The determination of the Settlement Amount shall include (without duplication): (w) all reasonable losses and costs (or gains) incurred or realized by the Non-Defaulting Party, as a result of the Non-Defaulting Party’s terminating, liquidating, maintaining, obtaining or reestablishing any hedge or related trading positions in connection with such termination, (x) the losses and costs (or gains) incurred or realized by the Non-Defaulting Party in terminating, transferring, redeploying or otherwise modifying any outstanding Procurement Contracts, (y) the losses and costs (or gains) incurred or realized by the Non-Defaulting Party to the extent it elects to dispose of any Crude Oil or Product inventories maintained for purposes of this Agreement and (z) if Aron is the Non-Defaulting Party, an amount equal to the Remaining Annual Fee. If the Settlement Amount is a positive number it shall be due to the Non-Defaulting Party and if it is a negative number, the absolute value thereof shall be due to the Defaulting Party.
(c)    The Settlement Amount shall be determined by the Non-Defaulting Party, acting in good faith, in a commercially reasonable manner. The Non-Defaulting Party shall determine the Settlement Amount commencing as of the date on which such termination occurs by reference to such futures, forward, swap and options markets as it shall select in its commercially reasonable judgment; provided that the Non-Defaulting Party is not required to effect such terminations and/or determine the Settlement Amount on a single day, but rather may effect such terminations and determine the Settlement Amount over a commercially reasonable period of time. In calculating the Settlement Amount, the Non-Defaulting Party shall discount to present value (in any commercially reasonable manner based on London interbank rates for the applicable period and currency) any amount which would be due at a later date and shall add interest (at a rate determined in the same manner) to any amount due prior to the date of the calculation.

(d)    Without limiting any other rights or remedies hereunder, if an Event of Default has occurred and is continuing and Aron is the Non-Defaulting Party, Aron may, in its discretion, (i) withhold or suspend its obligations, including any of its delivery or payment obligations, under this Agreement, (ii) withdraw from storage any and all of the Crude Oil and/or Products then in the Storage Facilities, (iii) otherwise arrange for the disposition of any Crude Oil and/or Products subject to outstanding Procurement Contracts and/or the modification, settlement or termination of such outstanding Procurement Contracts in such manner as it elects and (iv) liquidate in a commercially reasonable manner any credit support, margin or collateral, to the extent not already in the form of cash (including making a demand under the Guarantee, the S&O Party Guarantee or any credit support, margin or collateral arrangements) and apply and set off such payment under the Guarantee, the S&O Party Guarantee or any credit support, margin or collateral or the proceeds thereof against any obligation owing by the Company to Aron. Aron shall be under no obligation to prioritize the order with respect to which it exercises any one or more rights and remedies available hereunder. The Company shall in all events remain liable to Aron for any amount payable by the Company in respect of any of its obligations remaining unpaid after any such liquidation, application and set off.
(e)    Without limiting any other rights or remedies hereunder, if an Event of Default has occurred and is continuing and the Company is the Non-Defaulting Party, the Company may, in its discretion, (i) withhold or suspend its obligations, including any of its delivery or payment obligations, under this Agreement and/or (ii) otherwise arrange for the settlement or termination of the parties’ outstanding commitments hereunder, the sale in a commercially reasonable manner of Crude Oil and/or Product for Aron’s account, and the replacement of the supply and offtake arrangement contemplated hereby with such alternative arrangements as it may procure, including, without limitation, notwithstanding anything herein to the contrary, with respect to such replacement, the purchase of Crude Oil by the Company on its own account and the storage of Product and Crude Oil owned by the Company in the Included Locations.
(f)    The Non-Defaulting Party shall set off (i) the Settlement Amount (if due to the Defaulting Party), plus any performance security (including the Guarantee, the S&O Party Guarantee, or any credit support, margin or collateral arrangements) then held by the Non-Defaulting Party pursuant to the Transaction Documents, plus (at the Non-Defaulting Party’s election) any or all other amounts due to the Defaulting Party hereunder (including under Article  10), against (ii) the Settlement Amount (if due to the Non-Defaulting Party), plus any performance security (including the Guarantee, the S&O Party Guarantee, or any credit support, margin or collateral arrangements) then held by the Defaulting Party, plus (at the Non-Defaulting Party’s election) any or all other amounts due to the Non-Defaulting Party hereunder (including under Article  10), so that all such amounts shall be netted to a single liquidated amount payable by one Party to the other (the “Liquidated Amount”). The Party with the payment obligation shall pay the Liquidated Amount to the applicable other Parties within one (1) Business Day after such amount has been determined.

(g)    No delay or failure on the part of the Non-Defaulting Party in exercising any right or remedy to which it may be entitled on account of any Event of Default shall constitute an abandonment of any such right, and the Non-Defaulting Party shall be entitled to exercise such right or remedy at any time during the continuance of an Event of Default.
(h)    The Non-Defaulting Party’s rights under this Section 19.2 shall be in addition to, and not in limitation or exclusion of, any other rights which the Non‑Defaulting Party may have (whether by agreement, operation of law or otherwise), including any rights of recoupment, setoff, combination of accounts or other rights under any credit support that may from time to time be provided in connection with this Agreement. The Defaulting Party shall indemnify and hold the Non-Defaulting Party harmless from all reasonable costs and expenses, including reasonable attorney fees, incurred in the exercise of any remedies hereunder.
(i)    If an Event of Default has occurred and is continuing, the Non-Defaulting Party and any Affiliate thereof may, without limitation on its rights under this Section 19.2, set off amounts which the Defaulting Party owes to it or any such Affiliate against any amounts which it or such Affiliate owes to the Defaulting Party (whether hereunder, under any other contract or agreement or otherwise and whether or not then due).
(j)    The Parties acknowledge and agree that this Agreement is intended to be a “master netting agreement” as such term is defined in Section 101(38A) of the Bankruptcy Code. As used in this Section 19.2, unless otherwise expressly provided, each reference to “this Agreement” shall, and shall be deemed to, be a reference to “this Agreement and the other Transaction Documents.”
(k)    Without limiting the generality of the foregoing, in the event the obligation under this Agreement and the other Transaction Documents are accelerated or otherwise become due prior to their maturity date, in each case, in respect of any Event of Default with respect to the Company Parties (including, but not limited to, upon the occurrence of an Event of Default arising under Section 19.1(d)) (including the acceleration of claims by operation of law)), any amounts that would have become due hereunder or thereunder on the date of such acceleration or otherwise with respect to any early termination hereof (whether or not as a result of an Event of Default) also be due and payable as though such early termination had occurred and shall be part of the Obligations. Any such amount payable shall be presumed to be the liquidated damages sustained by Aron as the result of the early termination and each of the Company Parties agrees that it is reasonable under the circumstances currently existing. EACH OF THE COMPANY PARTIES EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING AMOUNTS IN CONNECTION WITH ANY SUCH ACCELERATION. Each of the Company Parties expressly agree (to the fullest extent it may lawfully do so) that: (A) all such amounts are reasonable and the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) such amounts shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Parties hereto giving specific consideration in this transaction for such agreement to pay such amounts; and (D) the Company Parties shall be estopped hereafter from claiming differently than as agreed to in this paragraph. Each of the Company Parties expressly acknowledges that its agreement to pay such amounts to Aron as herein described is a material inducement to Aron to enter into this Agreement.
19.3    U.S. Resolution Stay Provisions.
(a)    Recognition of U.S. Special Resolution Regimes.
(i)    In the event that Aron becomes subject to a proceeding under (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder or Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder (a “U.S. Special Resolution Regime”) the transfer from Aron of this Agreement, the Inventory Sales Agreements and any obligation in or under, and any property securing, this Agreement or any other Transaction Document, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, Inventory Sales Agreements and, if in effect, the Step-out Inventory Sales Agreement (collectively, the “Safe Harbor Agreements”), and any interest and obligation in or under, and any property securing, the Safe Harbor Agreements were governed by the laws of the United States or a state of the United States.
(ii)    In the event that Aron or an Affiliate becomes subject to a proceeding under a U.S. Special Resolution Regime, any Default Rights (as defined in 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable (“Default Rights”)) under any Safe Harbor Agreement that may be exercised against Aron are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if a Safe Harbor Agreement were governed by the laws of the United States or a state of the United States.
(b)    Limitation on Exercise of Certain Default Rights Related to an Affiliate’s Entry into Insolvency Proceedings. Notwithstanding anything herein to the contrary, the Parties expressly acknowledge and agree that:
(i)    In the event that Aron or an Affiliate becomes subject to a proceeding under a U.S. Special Resolution Regime, the Company Parties shall not be permitted to exercise any Default Right with respect to a Safe Harbor Agreement or any Credit Enhancement, in each case, that is related, directly or indirectly, to an Affiliate of Aron becoming subject to any insolvency or liquidation proceeding, except to the extent that the exercise of such Default Right would be permitted under the provisions of 12 C.F.R. 252.84, 12 C.F.R. 47.5 or 12 C.F.R. 382.4, as applicable; and
(ii)    In the event that Aron or an Affiliate becomes subject to a proceeding under a U.S. Special Resolution Regime, nothing in any Safe Harbor Agreement shall prohibit the transfer of any Credit Enhancement, any interest or obligation in or under such Credit Enhancement, or any property securing such Credit Enhancement, to a transferee upon or following an Affiliate of Aron becoming subject to an insolvency or liquidation proceeding, unless the transfer would result in the Company Parties being the beneficiary of such Credit Enhancement in violation of any law applicable to the Company Parties.
(c)    U.S. Protocol. If the Company Parties adhere to the ISDA 2018 U.S. Resolution Stay Protocol, as published by the International Swaps and Derivatives Association, Inc. as of July 31, 2018 (the “ISDA U.S. Protocol”), the terms of the ISDA U.S. Protocol will supersede and replace the terms of this Section 19.3.
(d)    For purposes of this Section 19.3, the term “Affiliate” means “Affiliate” as defined in, and interpreted in accordance with 12 U.S.C. § 1841(k).
ARTICLE 20

SETTLEMENT AT TERMINATION
20.1    Upon expiration or termination of this Agreement for any reason other than as a result of an Event of Default (in which case the Expiration Date or any other date that may be agreed by the Parties shall be the “Termination Date”; provided that if such date is not a Business Day, any payments due on such date shall be made on the immediately preceding Business Day), the Parties covenant and agree to proceed as provided in this Article  20; provided that (x) this Agreement shall continue in effect following any Termination Date until all obligations are finally settled as contemplated by this Article  20 and (y) the provisions of this Article  20 shall in no way limit the rights and remedies which the Non-Defaulting Party may have as a result of an Event of Default, whether pursuant to Article  19 above or otherwise:
(a)    If any Procurement Contract does not either (i) by its terms automatically become assigned to the Company on and as of the Termination Date in a manner that releases Aron from all obligations thereunder for all periods following the Termination Date or (ii) by its terms, expire or terminate on and as of the Termination Date, then the Parties shall promptly negotiate and enter into, with each of the then existing Third Party Suppliers, assignments, assumptions and/or such other documentation, in form and substance reasonably satisfactory to the Parties, pursuant to which, as of the Termination Date, (i) such Procurement Contract shall be assigned to the Company or shall be terminated, (ii) all rights and obligations of Aron under each of the then outstanding Procurement Contracts shall be assigned to the Company, (iii) the Company shall assume all of such obligations to be paid or performed following such termination, and (iv) Aron shall be released by such Third Party Suppliers and the Company from any further obligations thereunder. In connection with the assignment or reassignment of any Procurement Contract, the Parties shall endeavor, in a commercially reasonable manner, to facilitate the transitioning of the supply and payment arrangements, including any change in payment terms, under the relevant Procurement Contracts so as to prevent any material disruption in the supply of Crude Oil thereunder.

(b)    If, pursuant to the Marketing and Sales Agreement, any sales commitments are outstanding that, by their terms, extend beyond the Termination Date, then the Parties shall promptly negotiate and enter into, with each of the purchasers thereunder, assignments, assumptions and/or such other documentation, in form and substance reasonably satisfactory to the Parties, pursuant to which, as of the Termination Date, (i) such sales commitment shall be assigned (or reassigned) to the Company or shall be terminated, (ii) all rights and obligations of Aron with respect to each then outstanding sales commitment shall be assigned to the Company, (iii) the Company shall assume all of such obligations to be paid or performed following such termination, and (iv) Aron shall be released by the purchasers thereunder and the Company from any further obligations with respect to such sales commitments. In connection with the assignment or reassignment of any Procurement Contract, the Parties shall endeavor, in a commercially reasonable manner, to facilitate the transitioning of the Product marketing and sales arrangements so as to prevent any material disruption in the distribution of Products from the Refinery.
(c)    In the event that Aron has become a party to any other third party service contract in connection with this Agreement and the transactions contemplated hereby, including any pipeline, terminalling, storage and shipping arrangement including but not limited to the Required Storage and Transportation Arrangements (an “Ancillary Contract”) and such Ancillary Contract does not by its terms expire or terminate on and as of the Termination Date, then the Parties shall promptly negotiate and enter into with each service provider thereunder such instruments or other documentation, in form and substance reasonably satisfactory to the Parties, pursuant to which as of the Termination Date (i) such Ancillary Contract shall be assigned to the Company or shall be terminated, (ii) all rights and obligations of Aron with respect to each then outstanding Ancillary Contract shall be assigned to the Company, (iii) the Company shall assume all of such obligations to be paid or performed following such termination, and (iv) Aron shall be released by the third party service providers thereunder and the Company from any further obligations with respect to such Ancillary Contract. For each case in which the Company and/or LOTT has transferred to Aron for purposes of this Agreement the historical pipeline capacity of the Company or LOTT on any Included Location or where Aron has been a shipper of record on a pipeline for volumes of Crude Oil or Products shipped by Aron for purposes of this Agreement and as a result of has generated a capacity history based on such shipments, Aron shall, in connection with the occurrence of a Termination Date, endeavor in good faith and in a commercially reasonable manner to cause such historical pipeline capacity, including any adjustments to such history based on and attributable to quantities of Crude Oil and/or Products transported by Aron for purposes of this Agreement (“Related Pipeline Capacity”), to be transferred the Company and/or LOTT, as directed, in each case subject to any applicable rules, regulations and tariffs; provided that the Company and LOTT shall reimburse Aron for any out-of-pocket costs and expenses incurred by Aron in connection with its endeavoring to effect such transfer. Without limiting the foregoing, Aron agrees, upon request of the Company at any time prior to and after a Termination Date, to cooperate in good faith with the Company to endeavor to cause each Pipeline System at any Included Location to agree and acknowledge that the Related Pipeline Capacity shall be for the benefit of the Company or LOTT, as applicable; provided that the Company and LOTT shall reimburse Aron for any out-of-pocket costs and expenses incurred by Aron in connection with its endeavoring to effect such agreement and acknowledgement. Any historical capacity held by Aron that does not constitute Related Pipeline Capacity shall be retained by Aron. In addition, if despite Aron’s commercially reasonable efforts, a Pipeline System will not effect or permit such transfer or the portion of Aron’s historical pipeline capacity constitute Related Pipeline Capacity cannot be identified or allocated, no transfer shall be required with respect to such Pipeline System.
(d)    The volume of Crude Oil and Products at the Included Locations shall be purchased and transferred to the Company as contemplated in the Step-Out Inventory Sales Agreement. The Crude Oil volumes measured by the Independent Inspection Company at the Termination Date and recorded in the Independent Inspection Company’s final inventory report shall be the “Termination Date Crude Oil Volumes” for the purposes of this Agreement and the Product volumes measured by the Independent Inspection Company at the Termination Date and recorded in the Independent Inspection Company’s final inventory report shall be the “Termination Date Product Volumes” for purposes of this Agreement, and such Termination Date Crude Oil Volumes and Termination Date Product Volumes shall collectively be referred to as the “Termination Date Volumes”. The volume of Crude Oil and Products at the Specified Lien Location shall be measured, determined and reported on in the same manner and on the same basis at the Termination Date as the volumes in the Included Locations and such volume determination shall be used for determining the final amount due from the Company Parties to Aron with respect to the Lien Amount.
(e)    Aron shall promptly reconcile and calculate the Termination Amount pursuant to Section 20.2 and the amount shall be determined pursuant to Section 20.2. The Parties shall promptly exchange all information necessary to determine the estimates and final calculations contemplated by Section 20.2.
(f)    Aron shall have no further obligation to purchase and shall not purchase or pay for Crude Oil or Products, make any further Lien Amount advances or incur any such purchase obligations on and after the Termination Date. Except as may be required for Aron to fulfill its obligations hereunder until the Termination Date or during any obligatory notice period pursuant to any Procurement Contract, Aron shall not be obligated to purchase, take title to or pay for, and the Company shall not be obligated to purchase or sell, any Crude Oil or Products following the Termination Date or such earlier date as the Parties may determine in connection with the transitioning of such supply arrangements to the Company. Notwithstanding anything to the contrary herein, no Delivery Date shall occur later than the Business Day immediately preceding the Termination Date.
(g)    Promptly after all obligations due to Aron under this Agreement and the other Transaction Documents have been satisfied in full, Aron shall release and return to the Company each of the Guarantee and the S&O Party Guarantee and surrender and confirm the cancellation of any Qualified LCs then held by Aron.
20.2    Termination Amount.

(a)    The “Termination Amount” shall equal:
(i)    the Termination Date Purchase Value, which is the aggregate amount payable to Aron under the Step-Out Inventory Sales Agreement, plus
(ii)    all unpaid amounts payable hereunder by the Company to Aron in respect of Crude Oil delivered on or prior to the Termination Date (including Deferred Interim Payment Amount), plus
(iii)    all Ancillary Costs incurred through the Termination Date that have not yet been paid or reimbursed by the Company, plus
(iv)    in the case of an early termination (except for an early termination resulting solely from a Regulatory Termination Notice given by Aron where Aron has not make a concurrent election under Section 9.6(b) above), the amount reasonably determined by Aron as the losses, costs and damages (in each case that are commercially reasonable and for which Aron is able to provide to the Company reasonable supporting evidence) it incurred or realized as a result of Aron’s terminating, liquidating, maintaining, obtaining or reestablishing any hedge or related trading positions in connection with such early termination, plus
(v)    the aggregate amount due under Section 10.2(a), calculated as of the Termination Date with such date being the final day of the last monthly period for which such calculations are to be made under this Agreement; provided that, if such amount under Section 10.2(a) is due to Aron, then such amount will be included in this Termination Amount as a positive number and if such amount under Section 10.2(a) would be an Interim Reset Amount it shall be due to the Company and included in this Termination Amount as a negative number, plus
(vi)    any unpaid portion of the Annual Fee or other fees owed to Aron pursuant to Section 10.3, plus
(vii)    any FIFO Balance Final Settlement that is determined to be due pursuant to Schedule N; provided that, if such FIFO Balance Final Settlement is due to Aron, then such amount will be included in this Termination Amount as a positive number and if such amount under Section 10.2(a) would be due to the Company, then such amount will be included in this Termination Amount as a negative number, minus
(viii)    the Lien Amounts previously paid or advanced by Aron, including any fees, expenses and other costs associated therewith pursuant to Article  11,
(ix)    all unpaid amounts payable hereunder by Aron to the Company in respect of Product delivered on or prior to the Termination Date, and

(x)    all amounts due from Aron to the Company under the Marketing and Sales Agreement for services provided up to the Termination Date.
Without duplication of the foregoing, the Termination Amount shall include all amounts due from one party to the other specified on Schedule BB hereto; provided that the Estimated Termination Amount shall include (A) all such amounts due from the Company to Aron and (B) the Non-Holdback Portion, if any, as determined in Section 20.2(b) below and due from Aron to the Company. For the avoidance of doubt, the Estimated Termination Amount shall not include the Termination Holdback Amount. All of the foregoing amounts shall be aggregated or netted to a single liquidated amount owing from one Party to the other. If the Termination Amount is a positive number, it shall be due to Aron and if it is a negative number, the absolute value thereof shall be due to the Company.
(b)    The Parties acknowledge that one or more of the components of the Termination Amount will not be able to be definitively determined by the Termination Date and therefore agree that Aron shall, in a commercially reasonable manner, estimate each of such components and use such estimated components to determine an estimate of the Termination Amount (the “Estimated Termination Amount”) plus such additional amount which Aron shall reasonably determine (the “Termination Holdback Amount”); provided that the Termination Holdback Amount shall be such portion of the total of all amounts due from Aron to the Company that are listed on Schedule BB hereto (the “Maximum Holdback Amount”) as Aron deems appropriate in its commercially reasonable judgment based on the estimation process set forth herein; provided further that, if the Maximum Holdback Amount exceeds the Termination Holdback Amount, such excess shall be referred to as the “Non-Holdback Portion” hereunder. Without limiting the generality of the foregoing, the Parties agree that the amount due under Section 20.2(a)(i) above shall be estimated by Aron in the same manner and using the same methodology as it used in preparing the Estimated Commencement Date Value, but applying the “Step-Out Values” as indicated on Schedule B and other price terms provided for herein with respect to the purchase of the Termination Date Volumes. Aron shall use its commercially reasonable efforts to prepare, and provide the Company with, an initial Estimated Termination Amount, together with appropriate supporting documentation, at least five (5) Business Days prior to the Termination Date. To the extent reasonably practicable, Aron shall endeavor to update its calculation of the Estimated Termination Amount by no later than 12:00 noon CPT on the Business Day prior to the Termination Date. If Aron is able to provide such updated amount, that amount shall constitute the Estimated Termination Amount and shall be due and payable by no later than 5:00 p.m., CPT on the Business Day preceding the Termination Date. Otherwise, the initial Estimated Termination Amount shall be the amount payable on the Termination Date. If the Estimated Termination Amount is a positive number, it shall be due to Aron and if it is a negative number, the absolute value thereof shall be due to the Company.
(c)    Aron shall prepare, and provide the Company with, (i) a statement showing the calculation, as of the Termination Date, of the Termination Amount, (ii) a statement (the “Termination Reconciliation Statement”) reconciling the Termination Amount with the sum of the Estimated Termination Amount pursuant to Section 20.2(b) and the Termination Holdback Amount and indicating any amount remaining to be paid by one Party to the other as a result of such reconciliation. Within one (1) Business Day after receiving the Termination Reconciliation Statement and the related supporting documentation, the Parties will make any and all payments required pursuant thereto. Promptly after receiving such payment, Aron shall cause any filing or recording of any UCC financing forms to be terminated.
20.3    Transition Services. To the extent necessary to facilitate the transition to the purchasers of the storage and transportation rights and status contemplated hereby, each Party shall take such additional actions, execute such further instruments and provide such additional assistance as the other Party may from time to time reasonably request for such purposes.
ARTICLE 21

INDEMNIFICATION
21.1    To the fullest extent permitted by Applicable Law and except as specified otherwise elsewhere in the Transaction Documents, Aron shall defend, indemnify and hold harmless the Company, its Affiliates, and their directors, officers, employees, representatives, agents and contractors for and against any Liabilities directly or indirectly arising out of (i) any breach by Aron of any covenant or agreement contained herein or made in connection herewith or any representation or warranty of Aron made herein or in connection herewith proving to be false or misleading, (ii) any failure by Aron to comply with or observe any Applicable Law, (iii) Aron’s negligence or willful misconduct, or (iv) injury, disease, or death of any person or damage to or loss of any property, fine or penalty, any of which is caused by Aron or its employees, representatives, agents or contractors in exercising any rights or performing any obligations hereunder or in connection herewith, except to the extent that such injury, disease, death, or damage to or loss of property was caused by the negligence or willful misconduct on the part of the Company, its Affiliates or any of their respective employees, representatives, agents or contractors.
21.2    To the fullest extent permitted by Applicable Law and except as specified otherwise elsewhere in this Agreement, the Company Parties shall defend, indemnify and hold harmless Aron, its Affiliates, and their directors, officers, employees, representatives, agents and contractors for and against any Liabilities directly or indirectly arising out of (i) any breach by either Company Party of any covenant or agreement contained herein or made in connection herewith or any representation or warranty of the Company made herein or in connection herewith proving to be false or misleading, including, without limitation the Company Parties’ obligation for payment of Taxes pursuant to Section 15.1, (ii) either Company Party’s transportation, handling, storage, refining or disposal of any Crude Oil or the products thereof, including any conduct by either Company Party on behalf of or as the agent of Aron under the Required Storage and Transportation Arrangements, (iii) either Company Party’s failure to comply with its obligations under the terminalling, pipeline and lease agreements underlying the Required Storage and Transportation Arrangements, (iv) either Company Party’s negligence or willful misconduct, (v) any failure by either Company Party to comply with or observe any Applicable Law, (vi) injury, disease, or death of any person or damage to or loss of any property, fine or penalty, any of which is caused by either Company Party or its employees, representatives, agents or contractors in exercising any rights or performing any obligations hereunder or in connection herewith, (vii) actual or alleged presence or release of Hazardous Substances in connection with the Transaction Documents or the transactions contemplated thereby, or any liability under any Environmental Law related in any way to or asserted in connection with the Transaction Documents or the transactions contemplated thereby, (viii) the Company Parties’ ownership, handling or use of any Inventory Collateral, including without limitation any Included Crude Lien Inventory or Included Product Lien Inventory, or (ix) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by a Company Party, and regardless of whether Aron is a party thereto, except to the extent that, with respect to clause (vi) above, such injury, disease, death, or damage to or loss of property was caused by the negligence or willful misconduct on the part of Aron, its Affiliates or any of their respective employees, representatives, agents or contractors.
21.3    The Parties’ obligations to defend, indemnify, and hold each other harmless under the terms of the Transaction Documents shall not vest any rights in any third party (whether a Governmental Authority or private entity), nor shall they be considered an admission of liability or responsibility for any purposes other than those enumerated in the Transaction Documents.
21.4    Each Party agrees to notify the other as soon as practicable after receiving notice of any claim or suit brought against it within the indemnities of this Agreement, shall furnish to the other the complete details within its knowledge and shall render all reasonable assistance requested by the other in the defense; provided that, the failure to give such notice shall not affect the indemnification provided hereunder, except to the extent that the indemnifying Party is materially adversely affected by such failure. Each Party shall have the right but not the duty to participate, at its own expense, with counsel of its own selection, in the defense and settlement thereof without relieving the other of any obligations hereunder. Notwithstanding the foregoing, an indemnifying Party shall not be entitled to assume responsibility for and control of any judicial or administrative proceeding if such proceeding involves an Event of Default by the indemnifying Party under this Agreement which shall have occurred and be continuing.
ARTICLE 22

LIMITATION ON DAMAGES
UNLESS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, THE PARTIES’ LIABILITY FOR DAMAGES IS LIMITED TO DIRECT, ACTUAL DAMAGES ONLY (WHICH INCLUDE ANY AMOUNTS DETERMINED UNDER ARTICLE 19) AND NO PARTY SHALL BE LIABLE FOR SPECIFIC PERFORMANCE, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, OR SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES, IN TORT, CONTRACT OR OTHERWISE, OF ANY KIND, ARISING OUT OF OR IN ANY WAY CONNECTED WITH THE PERFORMANCE, THE SUSPENSION OF PERFORMANCE, THE FAILURE TO PERFORM, OR THE TERMINATION OF THIS AGREEMENT; PROVIDED, HOWEVER, THAT, SUCH LIMITATION SHALL NOT APPLY WITH RESPECT TO (I) ANY THIRD PARTY CLAIM FOR WHICH INDEMNIFICATION IS AVAILABLE UNDER THIS AGREEMENT OR (II) ANY BREACH OF ARTICLE 24. EACH PARTY ACKNOWLEDGES THE DUTY TO MITIGATE DAMAGES HEREUNDER.

ARTICLE 23

RECORDS AND INSPECTION
During the Term of this Agreement each Party may make reasonable requests of the other Party for copies of documents maintained by the other Party, or any of the other Party’s contractors and agents, which relate to this Agreement; provided that, neither this Section nor any other provision hereof shall entitle the Company to have access to any records concerning any hedges or offsetting transactions or other trading positions or pricing information that may have been entered into with other parties or utilized in connection with any transactions contemplated hereby or by any other Transaction Document. The right to receive copies of such records shall survive termination of this Agreement for a period of two (2) years following the Termination Date. Each Party shall preserve, and shall use commercially reasonable efforts to cause all contractors or agents to preserve, all of the aforesaid documents for a period of at least two (2) years from the Termination Date.

ARTICLE 24

CONFIDENTIALITY
24.1    In addition to the Company’s confidentiality obligations under the Transaction Documents, the Parties agree that the specific terms and conditions of this Agreement, including any list of counterparties, the Transaction Documents and the drafts of this Agreement exchanged by the Parties and any information exchanged between the Parties, including calculations of any fees or other amounts paid by the Company to Aron under this Agreement and all information received by Aron from the Company relating to the costs of operation, operating conditions, and other commercial information of the Company not made available to the public, are confidential and shall not be disclosed to any third party, except (i) as may be required by court order or Applicable Laws, as requested by a Governmental Authority or a required by any stock exchanges on which a Party’s or its Affiliate’s shares are listed, (ii) to such Party’s or its Affiliates’ employees, directors, shareholders, auditors, consultants, banks, lenders, financial advisors and legal advisors, or (iii) to such Party’ insurance providers, solely for the purpose of procuring insurance coverage or confirming the extent of existing insurance coverage; provided that, prior to any disclosure permitted by this clause (iii), such insurance providers shall have agreed in writing to keep confidential any information or document subject to this Section 24.1. The confidentiality obligations under this Agreement shall survive termination of this Agreement for a period of two (2) years following the Termination Date. The Parties shall be entitled to all remedies available at law, or in equity, to enforce or seek relief in connection with the confidentiality obligations contained herein.
24.2    In the case of disclosure covered by clause (i) of Section 24.1, to the extent practicable and in conformance with the relevant court order, Applicable Law or request, the disclosing Party shall notify the other Party in writing of any proceeding of which it is aware which may result in disclosure.
24.3    Tax Disclosure. Notwithstanding anything herein to the contrary, the Parties (and their respective employees, representatives or other agents) are authorized to disclose to any Person the U.S. federal and state income tax treatment and tax structure of the transaction and all materials of any kind (including tax opinions and other tax analyses) that are provided to the Parties relating to that treatment and structure, without the Parties imposing any limitation of any kind. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any Person to comply with securities laws. For this purpose, “tax structure” is limited to any facts that may be relevant to that treatment.
ARTICLE 25

GOVERNING LAW
25.1    THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED AND ENFORCED UNDER THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS CONFLICT OF LAWS PRINCIPLES THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER STATE.
25.2    EACH OF THE PARTIES HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT OF COMPETENT JURISDICTION SITUATED IN THE CITY OF NEW YORK, AND TO SERVICE OF PROCESS BY CERTIFIED MAIL, DELIVERED TO THE PARTY AT THE ADDRESS INDICATED IN ARTICLE 27. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION TO PERSONAL JURISDICTION, WHETHER ON GROUNDS OF VENUE, RESIDENCE OR DOMICILE.
25.3    Each Party waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in respect of any proceedings relating to this agreement.
25.4    This Agreement is executed and delivered in connection with a closing of the transactions referenced herein which is occurring in the state of New York, and all parties acknowledge and agree that this Agreement is not valid, binding and enforceable until accepted and approved by Aron in New York.
ARTICLE 26

ASSIGNMENT
26.1    This Agreement shall inure to the benefit of and be binding upon the Parties hereto, their respective successors and permitted assigns.
26.2    The Company shall not assign this Agreement or its rights or interests hereunder in whole or in part, or delegate its obligations hereunder in whole or in part, without the express written consent of Aron. Aron may, without the Company’s consent, assign and delegate all of Aron’s rights and obligations hereunder to (i) any Affiliate of Aron, provided that the obligations of such Affiliate hereunder are guaranteed by The Goldman Sachs Group, Inc. or (ii) any non-Affiliate Person that succeeds to all or substantially all of its assets and business and assumes Aron’s obligations hereunder, whether by contract, operation of law or otherwise, provided that the creditworthiness of such successor entity is equal or superior to the creditworthiness of Aron (taking into account any credit support for Aron) immediately prior to such assignment. Any other assignment by Aron shall require the Company’s consent.
26.3    Any attempted assignment in violation of this Article  26 shall be null and void ab initio and the non-assigning Party shall have the right, without prejudice to any other rights or remedies it may have hereunder or otherwise, to terminate this Agreement effective immediately upon notice to the Party attempting such assignment.
ARTICLE 27

NOTICES
All invoices, notices, requests and other communications given pursuant to this Agreement shall be in writing and sent by email or nationally recognized overnight courier (except that a notice or other communication under Article  19 hereof may not be given by email or any other electronic messaging system). A notice shall be deemed to have been received when transmitted by email to the other Party’s email set forth on Schedule M, or on the following Business Day if sent by nationally recognized overnight courier to the other Party’s address set forth on Schedule M and to the attention of the person or department indicated. A Party may change its address or email address by giving written notice in accordance with this Section, which is effective upon receipt.
ARTICLE 28

NO WAIVER, CUMULATIVE REMEDIES
28.1    The failure of a Party hereunder to assert a right or enforce an obligation of the other Party shall not be deemed a waiver of such right or obligation. The waiver by any Party of a breach of any provision of, or Event of Default under, this Agreement shall not operate or be construed as a waiver of any other breach of that provision or as a waiver of any breach of another provision of, Event of Default under, this Agreement, whether of a like kind or different nature.
28.2    Each and every right granted to the Parties under this Agreement or allowed it by law or equity shall be cumulative and may be exercised from time to time in accordance with the terms thereof and Applicable Law.
ARTICLE 29

NATURE OF THE TRANSACTION AND RELATIONSHIP OF PARTIES
29.1    This Agreement shall not be construed as creating a partnership, association or joint venture between the Parties. It is understood that each Party is an independent contractor with complete charge of its employees and agents in the performance of its duties hereunder, and nothing herein shall be construed to make such Party, or any employee or agent of the Company, an agent or employee of the other Party.

29.2    Neither Party shall have the right or authority to negotiate, conclude or execute any contract or legal document with any third person; to assume, create, or incur any liability of any kind, express or implied, against or in the name of the other; or to otherwise act as the representative of the other, unless expressly authorized in writing by the other.
ARTICLE 30

MISCELLANEOUS
30.1    If any Article, Section or provision of this Agreement shall be determined to be null and void, voidable or invalid by a court of competent jurisdiction, then for such period that the same is void or invalid, it shall be deemed to be deleted from this Agreement and the remaining portions of this Agreement shall remain in full force and effect.
30.2    The terms of this Agreement and the other Transaction Documents constitute the entire agreement between the Parties with respect to the matters set forth in this Agreement, and no representations or warranties shall be implied or provisions added in the absence of a written agreement to such effect between the Parties. Except as set forth in Section 30.3 below, this Agreement shall not be amended or otherwise modified or changed except by written instrument executed by the Parties’ duly authorized representatives.
30.3    Notwithstanding anything herein to the contrary, each Schedule hereto may be amended by email exchange between the Parties confirming such amendment and such email exchange shall constitute a written agreement between the Parties with respect to such amendment. In addition, to better effectuate the foregoing amendment mechanism, the Parties may implement a standard form of email exchange for such purposes.
30.4    No promise, representation or inducement has been made by any Party that is not embodied in this Agreement or the other Transaction Documents, and neither Party shall be bound by or liable for any alleged representation, promise or inducement not so set forth.
30.5    Time is of the essence with respect to all aspects of each Party’s performance of any obligations under this Agreement.
30.6    Nothing expressed or implied in this Agreement is intended to create any rights, obligations or benefits under this Agreement in any Person other than the Parties and their successors and permitted assigns.
30.7    All audit rights, payment, confidentiality and indemnification obligations and obligations under this Agreement shall survive for the time periods specified herein.
30.8    This Agreement may be executed by the Parties in separate counterparts and initially delivered by facsimile transmission or otherwise, with original signature pages to follow, and all such counterparts shall together constitute one and the same instrument
30.9    The words “executed”, “execution”, “signed”, “signature”, “delivery” and words of like import in or relating to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.
30.10    All transactions hereunder are entered into in reliance on the fact that this Agreement and all such transactions constitute a single, integrated agreement between the Parties, and the Parties would not have otherwise entered into any other transactions hereunder.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be executed by its duly authorized representative as of the date first above written.

J. ARON & COMPANY LLC
By:    /s/ Simon Collier
Name:    Simon Collier
Title:    Attorney-in-fact

LION OIL COMPANY
By:    /s/ Frederec Green
Name:    Frederec Green
Title:    Executive Vice President

By:    /s/ Regina Jones
Name:    Regina Jones
Title:    Executive Vice President

LION OIL TRADING & TRANSPORTATION, LLC

By:    /s/ Frederec Green
Name:    Frederec Green
Title:    Executive Vice President

By:    /s/ Regina Jones
Name:    Regina Jones
Title:    Executive Vice President